24-10079

As filed with the Securities and Exchange Commission on February 20, 2004

File No. ______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



LYONS BANCORP, INC.
(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of the issuer's principal executive offices)



Robert A. Schick
President and Chief Executive Officer
35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of agent for service)

6712	**31-1210180**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

With Copies to:

Gordon E Forth Esq.
Gregory W. Gribben, Esq.
Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Phone: (585) 987-2800
Facsimile: (585) 454-3968

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

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PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
David Breen, Jr.	Breen Fam Inc. P.O. Box 96 Williamson, New York 14589-0096	2038 Daansen Road Palmyra, New York 14522
Clair J. Britt, Jr.	The Lyons National Bank 35 William Street Lyons, New York 14489	8632 Helch Road Lyons, New York 14489
Andrew Fredricksen	16 East Main Street, Suite 500 Rochester, New York 14614	23 Hampton Lane Fairport, New York 14450
James A. Homburger	James A. Homburger 305 East Avenue Newark, New York 14513	6360 Ann Lee Drive North Rose, New York 14516
Theodore Marshall	Marshall Family Associates, LLC 2737 Erie Drive Weedsport, New York 13166	2776 Marshall Street Weedsport, New York 13166
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
James E. Santelli	none	2096 Warncke Road Lyons, New York 14489
Robert A. Schick	The Lyons National Bank 35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516

(b) The following lists the names and business and residential addresses of the executive officers of the issuer:

Name	Business Address	Residential Address
Robert Schick, President	35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
Kenneth Burt, Treasurer	35 William Street Lyons, New York 14489	186 Caroline Street Clyde, New York 14433
Jan Mastracy, Secretary	35 William Street Lyons, New York 14489	40 Madison Street Lyons, New York 14489

(c) The issuer has no general partners.

(d) The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities.

Name	Business Address	Residential Address
Albert O. Fenvessey	none	22 Ramsey Park Rochester, New York 14610
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
Philip L. Paliotti	none	40 Dickerson Street Lyons, New York 14489
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516
Estate of William S. Gavitt	none	P.O. Box 96 Lyons, New York 14489-0096

(e) The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Name	Business Address	Residential Address
Albert O. Fenvessey	none	22 Ramsey Park Rochester, New York 14610
Anthony Paliotti	none	31 Culver Street Lyons, New York 14489
Philip L. Paliotti	none	40 Dickerson Street Lyons, New York 14489
John J. Werner, Jr.	none	9469 Bridger Lane North Rose, New York 14516
Estate of William S. Gavitt	none	P.O. Box 96 Lyons, New York 14489-0096

(f) There are no promoters of the issuer in connection with this offering.

(g) The table in (a) identifies each person who may be deemed to be an affiliate of issuer.

Name of Affiliate	Address
The Lyons National Bank	35 William Street Lyons, New York 14489
Lyons Realty Associates Corp.	35 William Street Lyons, New York 14489
LNB Life Agency Inc.	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust I	35 William Street Lyons, New York 14489

See officers, directors and record and beneficial owners listed in items (a) through (e) above.

(h) Woods Oviatt Gilman LLP, 700 Crossroads Building, Rochester, New York 14614 serves as counsel to the issuer with respect to the proposed offering.

(i), (j), (k), (l), (m) There will be no underwriter with respect to the proposed offering.

ITEM 2. Application of Rule 262

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The issuer, by means of this offering circular, is making this offering in the States of Florida, New York, North Carolina and South Carolina, directly through its executive officers and directors. No director, officer or other employee of the issuer will receive remuneration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 31, 2003, the issuer effected a 2-for-1 stock split of its outstanding shares of common stock. All figures reported in this Item 5 have been restated to reflect this stock split.

(a) Since February 20, 2003, Lyons Bancorp., Inc., has issued its common stock to the following persons in the following amounts and aggregate offering prices:

Name and Identity	No. of Shares	Aggregate Offering Price
Robert A. Schick President, CEO and Director Lyons Bancorp, Inc. The Lyons National Bank	1,560	$35,100.00
Clair J. Britt, Jr. Executive Vice-President, The Lyons National Bank Director, Lyons Bancorp, Inc.	300	$6,750.00

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Name and Identity	No. of Shares	Aggregate Offering Price
Kenneth Burt Chief Financial Officer, The Lyons National Bank Treasurer, Lyons Bancorp	200	$4,500.00
Noelle Donselaar Assistant Vice-President and MIS Officer The Lyons National Bank	200	$4,500.00
Henry O'Reilly Director of Internal Audit, The Lyons National Bank	200	$4,500.00
Kimberly A. Kelley Director of Human Resources, The Lyons National Bank	200	$4,500.00
Helen Santelli wife of director, James Santelli	4,000	$104,000.00
Margaret A. Haring sister of Clair J. Britt, Jr.	400	$10,800.00
P. Stephan Smith and Nancy Smith father-in-law and mother-in-law of Clair J. Britt, Jr.	2,200	$50,600.00
Philip Dodson Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	160	$4,100.00
Rick Kelley Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	150	$3,618.75
Thomas H. Pease Existing shareholder of Lyons Bancorp, Inc. and customer of The Lyons National Bank	400	$10,500.00

Name and Identity	No. of Shares	Aggregate Offering Price
Edward Kime Existing business relationship with Mr. Britt	1,694	$44,467.50

We sold the following securities pursuant to Section 4(2) under the Securities Act of 1933, as amended, based upon the limited number of offerees, their relationship to the issuer, the number of shares offered in each offering, the size of the respective offerings, and the manner of each offering. Schick, Britt, Burt, Donselaar, O'Reilly and Kimberly Kelly are members of the Lyons National Bank senior management and/or directors. Robert Schick's shares were purchased under the terms of his employment agreement which allows him to purchase shares under a bonus arrangement at $22.50 per share in 2003.

(b) Each of the following person made private resales of shares of the issuer's stock since February 20, 2003. Each person had held the shares sold for at least 2 years prior to the sale. William Gavitt, Sr., transferred 200 shares to his daughter Sarah G. Holland in February 2003. Anthony Paliotti sold 1,000 shares to TSB Services, Inc., for $50.00 per share in June 2003. TSB Services, Inc., is the holding company for Tioga State Bank headquartered in Spencer, New York. Anthony Cataldi, Vice-President, sold 400 shares for $53.75 per share to his brother Daniel Cataldi, and a company controlled by him, in October 2003.

ITEM 6. Other Present or Proposed Offerings

The issuer has reserved for issuance a total of 10,000 shares of common stock which may be issued to employees and non-employee directors under the issuer's Restricted Stock Plan. The Plan provides for the grant of restricted stock to eligible participants for such consideration to be given by the participant as determined by the Board of Directors in its sole discretion, including consideration for past services rendered. The purpose of the Plan is to provide a means whereby the issuer may, through the grant of restricted stock awards, attract and retain individuals and motivate them to exercise their best efforts on behalf of the issuer and its subsidiaries. As of the date hereof, no shares of common stock have been awarded under the Plan.

The issuer may also award shares to its executive officers, Robert A. Schick, Clair J. Britt, Jr., and Kenneth Burt pursuant to deferred compensation arrangements under employment agreements with these persons. Under Mr. Schick's employment agreement, he is eligible to receive deferred compensation in the amount of $35,000 in 2004. That amount is to be increased in each subsequent year by $5,000 to reflect an annual cost of living adjustment through May 2011. Mr. Britt is entitled to receive deferred compensation in 2004 in the amount of $10,000. That amount may be increased annually as determined by the Board of Directors in its discretion under the five (5) year term of the agreement. Mr. Burt is entitled to receive deferred compensation in 2004 in the amount of $7,500. That amount may be increased annually as determined by the Board of Directors in its discretion under the three (3) year term of the

agreement, which may be automatically renewed for a total term of up to nine (9) years. The amount of stock that may be purchased under each of the agreements is based on the last reported sale price in the issuer's stock in the market on which it trades as of December 31 of the prior year. The stock is restricted and will not vest until the earlier of the executive's death, termination of employment, retirement, termination of the employment agreement, or a change of control as defined in the employment agreements.

ITEM 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

(b) No underwriter will be used in connection with this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

A letter concerning the availability of offering materials was mailed to existing shareholders of the issuer on January 22, 2004. A form of the letter was submitted to the Commission on January 6, 2004, and an amended form was submitted on January 22, 2004.

PART II

OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

LYONS BANCORP, INC.



35 William Street
Lyons, New York 14489
(315) 946-4871

We are offering up to 80,000 units We expect the offering price to be between $30.00 and $32.00 per unit. Each unit will consist of one share of common stock and one detachable warrant. Each warrant entitles its holder to purchase, at any time, before June 30, 2006, (unless extended by us) one additional share of common stock at an exercise price that we expect to be between $32.00 and $34.00 per unit.

We are offering the units directly on a best efforts basis without an underwriter or any minimum number of units that must be sold. Each investor, other than an employee or current shareholder of the Bank, must purchase at least 100 units. All orders for units are irrevocable once executed and delivered by an investor. We have not made any arrangements to place funds received from investors in an escrow, trust or similar account. We will not pay interest on amounts remitted with unit orders, including rejected orders. The offering shall commence on _________, 2004 and will terminate on _________ 2004, unless we extend the offering for an additional 30 days.

There is no trading market for the units. The shares of common stock and warrants comprising the units will separate immediately upon issuance and will trade as separate securities. Our stock is quoted on the OTC Bulletin Board under the symbol "LYBC." The most recent trade of our common stock occurred on ______, 2004, at a price of $_______ per share. There is no current trading market for the warrants and we do not intend to list the warrants on any exchange.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to the public	Discount and Commissions[1]	Proceeds to the Company[2]
Per Unit	$	$-0-	$
Maximum Total	$	$-0-	$

(1) We will not pay any commission or other compensation to our officers based on their selling efforts in the offering.

(2) Before deducting $_____ in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees.

This investment involves risk. See "Risk Factors" beginning on page 12.

The date of this Preliminary Offering Circular is February 20, 2004

NEITHER THE UNITS NOR THE SHARES OF COMMON STOCK INCLUDED WITH EACH UNIT IS A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR UNITS AND IS NOT SOLICITING AN OFFER TO BUY OUR UNITS EXCEPT TO RESIDENTS OF THE STATES OF NEW YORK AND TO EXISTING SHAREHOLDERS OF LYONS BANCORP WHO ARE BONA FIDE RESIDENTS OR CERTAIN OTHER RESIDENTS OF THE STATES OF FLORIDA, NORTH CAROLINA OR SOUTH CAROLINA TO WHOM THIS OFFERING CIRCULAR IS DELIVERED.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO FLORIDA INVESTORS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT. EACH OFFEREE WHICH IS A FLORIDA RESIDENT SHOULD BE AWARE THAT SECTION 517.061(11)(A)(5) OF THE FLORIDA SECURITIES ACT PROVIDES, IN RELEVANT PART, AS FOLLOWS: "WHEN SALES ARE MADE TO FIVE OR MORE PERSONS IN FLORIDA ANY SALE IN FLORIDA MADE PURSUANT TO SECTION 517.061(11) IS VOIDABLE BY THE PURCHASER IN SUCH SALE EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER."

THE AVAILABILITY OF THE PRIVILEGE TO VOID SALES PURSUANT TO SECTION 517.061(11) IS HEREBY COMMUNICATED TO EACH FLORIDA OFFEREE. EACH INVESTOR ENTITLED TO EXERCISE THE PRIVILEGE TO VOID SALES GRANTED BY SECTION 517.061(11)(A)(5) AND WHO WISHES TO EXERCISE SUCH RIGHT, MUST, WITHIN THREE DAYS AFTER THE TENDER OF ITS SUBSCRIPTION TO US OR TO ANY AGENT OF THE COMPANY (INCLUDING ANY SELECTED DEALER ACTING ON BEHALF OF US OR ANY SALESMAN OF SUCH SELECTED DEALER) OR AN ESCROW AGENT CAUSE A WRITTEN NOTICE OR TELEGRAM TO BE SENT TO US AT THE ADDRESS PROVIDED IN THIS MEMORANDUM. SUCH LETTER OR TELEGRAM MUST BE SENT AND, IF POSTMARKED, POSTMARKED ON OR PRIOR TO THE END OF THE AFOREMENTIONED THIRD DAY. IF AN INVESTOR IS SENDING A LETTER, IT IS PRUDENT TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ASSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. SHOULD AN INVESTOR MAKE THIS REQUEST ORALLY, IT MUST ASK FOR WRITTEN CONFIRMATION THAT ITS REQUEST HAS BEEN RECEIVED.

NOTICE TO SOUTH CAROLINA INVESTORS

THE SECURITIES OFFERED HEREBY ARE PURSUANT TO A CLAIM OF EXEMPTION UNDER THE SOUTH CAROLINA UNIFORM SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SOUTH

NOTICE TO SOUTH CAROLINA INVESTORS

THE SECURITIES OFFERED HEREBY ARE PURSUANT TO A CLAIM OF EXEMPTION UNDER THE SOUTH CAROLINA UNIFORM SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SOUTH CAROLINA SECURITIES COMMISSIONER. THE COMMISSIONER DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Page

QUESTIONS AND ANSWERS 1

SUMMARY 6
- Lyons Bancorp, Inc. and its Subsidiaries 6
- The Offering 7
- How We Determined the Per Unit Purchase Price and Warrant Exercise Price 7
- Persons Who Can Order Stock 7
- How We Will Use the Proceeds 8
- Important Risks in Owning Lyons Bancorp's Common Stock and Warrants 8

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION 9

NOTE REGARDING FORWARD-LOOKING STATEMENTS 11

RISK FACTORS 12

INFORMATION ABOUT THIS OFFERING 22
- The Shareholder Offering 22
- The Community Offering 22
- Best Efforts 23
- Blue Sky Considerations 23
- Procedure for Ordering for Units 23
- Allocation of Remitted Funds 25
- Determination of Offering Price and Warrant Exercise Price 25
- Limited Market for Shares 26
- Role of Officers and Directors 27
- Issuance of Certificates 27
- Intentions of Directors and Executive Officers 27
- Regulatory Limitations 28
- Right to Amend or Terminate Offering 28

HOW WE INTEND TO USE THE PROCEEDS 29

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS 30

OUR POLICY REGARDING DIVIDENDS 31

DILUTION 32

CAPITALIZATION 33

OUR COMPANY 34
- General 34
- Lyons National Bank 34

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Business Strategy....35
Business Support Strategies....38
Banking Operations....41
Lending Activities....46
Interest Sensitivity....48
Investment Activities....54
Sources of Funds....55
Legal Proceedings....58
Competition....59
Employees....59
Properties....60

SELECTED FINANCIAL AND OTHER DATA....61

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS....63
2003 Financial highlights as compared to 2002 results....63
Overview....63
2002 Financial Highlights as compared to 2001 results....66
Liquidity....68
Critical Accounting Policies, Judgments and Estimates....71

SUPERVISION AND REGULATION....72
Financial Holding Company Regulation....72
Bank Regulation....73
FDIA/FIRA....74
Fiscal and Monetary Policies....74
Limits on Dividends and Other Payments....74
Capital Requirements....75
Community Reinvestment Act....77
Financial Institutions Reform, Recovery and Enforcement Act....78
Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA)....78
Consumer Regulations....79
USA Patriot Act of 2001....80
International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001....80
Future Legislation and Regulatory Initiatives....81

TAXATION....82

MANAGEMENT....83
Directors....83
Our Executive Officers and Those of the Bank....83
Business Experience of Directors and Executive Officers....84
Director Compensation....85
Executive Compensation....85
Retirement Contributions....86
Board Compensation Committee Report on Executive Compensation....86
Employment Agreements with Certain Executive Officers....87

Restricted Stock Plan 88
Pension Plan 88
401(k) Savings Plan 89
Certain Transactions with Directors and Officers 89
Security Ownership of Certain Beneficial Owners and Management 89

DESCRIPTION OF SECURITIES 92
General 92
Units 92
Common Stock 92
Warrants 93

TRANSFER AGENT AND REGISTRAR 94

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES 94

CERTAIN RESTRICTIONS ON ACQUISITION OF LYONS BANCORP, INC. 95
Certificate of Incorporation 95
Bylaws 97

EXPERTS 98
LEGAL OPINIONS 98
ADDITIONAL INFORMATION 98
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 99

EXHIBITS

Form of Warrant Certificate ..... Exhibit A

QUESTIONS AND ANSWERS
ABOUT BUYING UNITS OFFERED BY LYONS BANCORP, INC.

As used through this Offering Circular, the terms "we," "us," "our" and "Lyons Bancorp" refers to Lyons Bancorp, Inc. "Bank" refers to our wholly-owned subsidiary, The Lyons National Bank.

We have adjusted all share amounts and per share data relating to our common stock in this Offering Circular to reflect our December 31, 2003 2-for-1 stock split.

Q: What is being offered?

A: We are offering up to 80,000 units, with each unit consisting of one share of common stock and one detachable warrant that expires on June 30, 2006 unless extended by us through a written notice to all warrant holders. Each warrant entitles the owner to purchase one share of our common stock at an exercise price of $_____ per share.

Q: How will the units be offered?

A: The units will be offered to the general public in the State of New York and to residents and others whom either are existing shareholders or have relationships with one or more of our executive officers in the States of Florida, North Carolina and South Carolina. We intend to give first preference to current shareholders, followed by bank customers and then to the general public with a preference given to citizens residing in the Bank's market area. Our marketing for this offering will be accomplished through a combination of telephone calls, mail and personal visits and meetings.

Q: What is the purchase price of the units being offered?

A: The purchase price is $____ per unit in this offering. The price of the units is the same for all purchasers.

Q: Will I be charged a commission for the purchase of the units?

A: No.

Q: How many units can I purchase in the offering?

A: The minimum number of units per an order from each purchaser is 100, except for employees of the Bank who may purchase a minimum of 25 units and shareholders who are not subject to any minimum. Once you have met the minimum, you may purchase additional units in any number. However, we reserve the right to limit the number of units sold per an order.

Q: How do I order the units?

A: Investors receiving purchase order forms must complete the order form by following the instructions printed on the form, signing the form and returning it to us in the envelope provided or deliver it to our main office located at 35 William Street, Lyons, New York 14489 prior to the termination of the offering. Payment or a funds withdrawal authorization must accompany the purchase order.

Q: How do I pay for the units?

A: Payment may be made by check, bank draft, money order or by authorizing withdrawal of funds from a deposit account at the Bank.

Q: Will I receive confirmation that you have received my order?

A: Yes. Confirmation will be mailed to you a few days after we receive your order form in good form. If you choose to deliver your completed order form to our main office, you will not receive a confirmation at that time. It will be mailed after we review your order for completeness.

Q: What is the deadline for purchasing units?

A: Your completed purchase order and payment must be received by us no later than 5:00 P.M. Eastern Time on _______, 2004, unless we extend the offering. We may, in our sole discretion, extend the offering beyond the initial expiration date for up to 30 additional days.

Q: When will I receive a stock certificate and a warrant certificate?

A: Stock certificates and warrant certificates will be issued as soon as practical after the completion of the offering.

Q: As a depositor, am I obligated to buy units?

A: No.

Q: As a present shareholder, am I obligated to buy units?

A: No, but you may wish to purchase units in order to preserve your present percentage ownership in our outstanding common stock.

Q: As a current shareholder, how do I know the number of units that I should purchase to preserve my present ownership percentage in the outstanding common stock of Lyons Bancorp?

A: To approximately preserve your present ownership percentage in our outstanding common stock, you should purchase 1 unit for every 9 of our shares that you currently hold. The exact formula requires that you multiply the number of shares you currently hold by 11.32%. This calculation assumes that all 80,000 units are sold in the offering but does not give effect to additional shares of common stock that may be issued upon exercise of the warrants included in the units being offered. We will not accept any purchase orders for partial units.

Q: May I register the shares of common stock or warrants that I will own through my purchase of units in a name other than my own?

A: Generally, the stock and warrants owned through the purchase of units must be registered in the name of the purchaser as indicated on the purchase order form. However, shares or warrants may be held as custodian for a minor under the Uniform Gift to Minors Act of various states. For further information regarding registration of shares of common stock or warrants, see "Guidelines for Registering Stock and Warrants" on the reverse side of the order form or consult your legal advisor.

Q: Can I order units for my IRA or Keogh Plan?

A: You must determine if your IRA or Keogh Plan allows for stock investments. Please consult your IRA or Keogh Plan Representative regarding this issue.

Q: Will shares or warrants I receive upon the purchase of the units be insured?

A: No. Unlike savings accounts, deposits or other obligations of the Bank, the shares and warrants issued to you will not be insured by the FDIC or any other governmental entity.

Q: What restrictions are there on the future sale of common stock or warrants issued with the units in this offering?

A: There are generally no restrictions on the post-offering sales of shares of common stock or warrants by investors who are residents of the State of New York. However, our directors and executive officers and those of the Bank and investors residing in Florida, North Carolina and South Carolina are subject to certain resales restrictions.

Q: Will there be any changes in the management or employees as a result of the offering?

A: No. Our current officers and those of the Bank and the Bank's subsidiaries will continue in their same positions as will the employees of the banking offices and other departments of the Bank. Our day-to-day activities will not change, and we will maintain our long-standing commitment to the communities we serve.

Q: Has the Board of Directors made a recommendation to current shareholders with respect to the offering?

A: No. Our Board of Directors expresses no opinion and does not make any recommendation whether you should order any units. You must make an investment evaluation of the offering according to your best interests upon consultation with your financial advisor.

Q: Are your directors and officers and those of the Bank planning to participate in the offering?

A: Yes. We expect that our directors and the executive officers and those of the Bank will subscribe for approximately 7,000 units, subject to availability.

Q: Will dividends be paid on the shares of common stock purchased with the units?

A: Our Board of Directors intends to continue its policy of paying a regular quarterly dividend on our common stock. Our Board of Directors has also adopted a strategic goal of increasing over time our pay-out ratio of dividends as a percentage of our net income from its current rate of 24% to 40%. However, there can be no guarantee that dividends will be paid or the amount of any dividends that will be paid. Payment of dividends is at the discretion of our Board of Directors, and the amount, if any, depends upon our financial resources, the earnings and financial needs of the Bank and our other subsidiaries and regulatory restrictions that apply to us and the Bank.

Once the offering is closed and certificates for the shares and warrants have been issued to a purchaser for the securities included in the units bought by him, the purchaser will become the owner of record of those securities. If as expected, the offering closes on May 5, 2004, the new shares issued in this offering will be eligible for any dividend declared to our shareholders of record on or after that date. The next regularly scheduled date of record for dividends paid by us is June 30, 2004.

Q: How can I get further information about the offering?

A: The Offering Circular describes the offering in detail. If you would like further information, please call (315) 946-4871 or stop by our main office located at 35 William Street, Lyons, New York, 14489. Our main office will be open for those individuals wanting to ask questions or pick up additional materials in person between 9:00 AM and 5:00 PM, Monday through Friday until the closing of the offering.

SUMMARY

This summary highlights selected information from this Offering Circular and may not contain all the information that you should consider before investing in the units we are offering. To understand the offering properly, you should read the entire document carefully, including the risk factors and our consolidated financial statements and the related notes.

We have adjusted all share amounts and per share data relating to our common stock in this Offering Circular to reflect our December 31, 2003 2-for-1 stock split.

Lyons Bancorp, Inc. and its Subsidiaries

Lyons Bancorp, Inc. is a financial holding company registered with the Board of Governors of the Federal Reserve System. We were incorporated in 1987 under the laws of New York. We own and operate The Lyons National Bank, which is our principal subsidiary. We also own all of the common beneficial interest of Lyons Capital Statutory Trust I, which is a Connecticut statutory trust which we formed in June 2003 in connection with the issuance of its $1,000,000 of preferred trust capital securities.

The Lyons National Bank is a full service, nationally chartered, community-oriented commercial bank serving Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York through nine full-service banking offices located in Lyons (two offices), Wolcott, Newark, Macedon, Ontario, Jordan, Clyde and Geneva New York, an ATM network and Internet and telephone banking services. The Bank owns all of the common stock of Lyons Realty Associates Corp., a real estate investment trust which holds a portfolio of real estate mortgages. The Bank also owns all of the capital stock of LNB Life Agency, Inc., which provides non-insured financial services and products to our customers.

During the past five years we have committed ourselves to executing our strategic plan. The plan outlines in detail the actions we are pursuing to increase the Bank's loans, deposits and services provided by our existing banking offices through expansion of the customer base within these offices and enhancing current customer relationships. It also frames how we plan to grow our franchise by expanding into selected new markets. Our goal is to achieve sustained levels of operating earnings and returns on equity commensurate with a prudently managed high-performing community-based financial services company.

Since 1999, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2003, we had $212.8 million in total assets, $127.6 million in total loans, $174.2 million in total deposits and $14.8 million in shareholders' equity. This represents growth during this five year period of 84.6%, 113.4%, 80.5%, and 82.7% in each of these categories.

During 2003 we reported record net income of $1.6 million or $2.33 per diluted share, a 25% increase over 2002 net income. In 2003 we also rewarded our shareholders by increasing our annual dividend pay out to 24.72% of our net income, from 20.37% of our net income in 2002. We believe continued opportunities exist for our shareholders by remaining focused on the successful execution of our strategic plan. As we execute our strategic plan, we plan to reward our shareholders by continuing to increase our annual cash dividend payout. Our plan is

to increase the annual payout of our net income as a dividend over time up to a maximum amount of 40% of our net income. We also plan to continue analyzing strategies, such as the most recent 2-for-1 stock split, to increase the liquidity of our shares.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. Our telephone number is (315) 946-4871, and our web site is www.lyonsbank.com. Information on our web site is not a part of this Offering Circular.

The Offering

We are offering up to 80,000 units at a price of $___ per unit. Each unit consists of one share of Lyons Bancorp common stock and one detachable warrant. The warrant will permit its holder to purchase one share of our common stock at an exercise price of $_____. Each warrant may be exercised at any time after the closing but on or before June 30, 2006 (unless extended by us).

As of the date of this Offering Circular, we have outstanding 706,676 shares of common stock and 11,875 shares reserved for issuance pursuant to employee stock plans, including 1,875 shares available for purchase under employment agreements with our executive officers and 10,000 shares available for future awards under our Restricted Stock Plan. If this offering is fully subscribed, then following the offering and assuming no warrants issued in this offering are exercised, we will have outstanding 786,676 shares of common stock, 80,000 shares reserved for issuance pursuant warrants purchased in this offering and 11,875 shares pursuant to employee plans.

The Form of Warrant Certificate is attached to this Offering Circular as **Exhibit A**.

How We Determined the Per Unit Purchase Price and Warrant Exercise Price

To determine the price of the units we looked at a variety of factors relevant to the valuation of our business and common stock, including the historic trading price of our stock as reported on the OTC Bulletin Board and comparisons with other similar upstate banks. We included the warrant as an additional inducement for new purchases in this offering. We set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that holders will be induced to exercise their warrants. In establishing the warrant exercise price, we also considered that setting the price at a premium would reflect the long-term benefit to all investors of our previous and current investments. After the offering closes, and before June 30, 2004, for income tax purposes we will send to each person who purchases units our estimate of the tax basis of each share and warrant at the time of closing. For more information, please see "INFORMATION ABOUT THIS OFFERING – Determination of Offering Price."

Persons Who Can Order Stock

We are offering the units in the following order of preference:

- Shareholders of record at the closing of business on _____, 2004.

- After we have made a determination of the number of units to be sold to shareholders, we will consider orders from our account holders and from the general public in the states where we are making this offering, with preference given to account holders and persons residing in our market area.

How We Will Use the Proceeds

We intend to use the net proceeds from this offering for general corporate purposes, including providing additional equity capital to the Bank to support the growth of its operations and anticipated increases in its loans and deposits as its business grows. We may also use the proceeds from the offering to fund dividends to our shareholders rather than from Bank dividends thereby allowing the Bank to retain and use its funds for the same general corporate purposes. Until we use the net proceeds, we intend to invest such proceeds in short-term and intermediate-term interest bearing securities or in deposits in our Bank subsidiary. See "HOW WE INTEND TO USE THE PROCEEDS."

Important Risks in Owning Lyons Bancorp's Common Stock and Warrants

Before you decide to purchase units, you should read the "RISK FACTORS" section on pages 12 to 21 of this Offering Circular.

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes our selected historical consolidated financial information and other financial data. The selected balance sheet and statement of income data are derived from our audited consolidated financial statements. The information should be read together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation." The historical results are not necessarily indicative of results that may be expected for any future periods.

	For the year ended December 31		
Statement of Income Summary:	2003	2002	2001
	(Dollars in thousands, except per share data and ratios)		
Interest income	$ 9,931	$ 9,388	$ 8,982
Interest expense	2,659	2,988	3,438
Provision for loan losses	602	573	298
Net income after provisions for loan losses	6,670	5,827	5,246
Non-interest income	2,067	1,612	1,132
Non-interest expense	6,606	5,663	4,846
Income tax expense	496	475	525
Net income	1,635	1,301	1,007
Per Share Data[1]:			
Net income			
Basic	$ 2.33	$ 1.99	$ 1.57
Diluted	n/a	1.99	1.56
Book value			
Basic	$ 21.18	$ 21.48	$ 16.99
Diluted	n/a	n/a	16.91
Cash dividends	$ 0.58	$ 0.41	$ 0.28
Period End Balance Sheet Summary:			
Total assets	$ 212,840	$ 189,681	$ 155,329
Investment securities	69,640	76,911	51,130
Loans	127,575	97,841	84,856
Allowance for loan losses	1,658	1,224	1,007
Deposits	174,206	155,294	130,101
Shareholders' equity [1]	14,832	14,014	10,900
Shares of common stock outstanding[1]	706,676	696,872	642,558
Weighted average shares outstanding-Basic[1]	700,165	652,424	641,212
Weighted average shares outstanding – Diluted[1]	700,165	652,424	644,532
Selected Financial Ratios:			
Return on average assets	0.80%	0.75%	0.74%
Return on average shareholders' equity	11.29%	10.71%	9.57%
Dividends declared to net income	24.72%	20.37%	17.85%
Loans to deposits	73.23%	63.00%	65.22%
Non-performing loans to total period end loans	0.30%	0.27%	0.28%
Net charge-offs to average loans outstanding	0.16%	0.39%	0.38%
Allowance for loan losses to period end loans	1.30%	1.25%	1.19%

{472628:}

Average shareholders' equity to average total assets	7.08%	7.04%	7.73%
Allowance for possible loan losses to non-performing assets, including OREO	379.02%	456.74%	419.63%
Capital Ratios[2]:			
Leverage ratio	7.28%	6.50%	6.70%
Tier 1 risk-based capital	11.29%	12.17%	11.61%
Total risk-based capital	12.51%	13.34%	12.70%
Other data:			
Number of banking offices	9	8	7

(1) During 2001 and continuing until December 31, 2002, we had unexercised outstanding common stock warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2002. During 2002 and 2001, warrant holders purchased 26,469 shares and 1,280 shares for $992,588 and $48,000, respectively.

(2) In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I, in which we own all of its common beneficial interest.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this Offering Circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this Offering Circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this Offering Circular. The "Risk Factors" and other factors identified throughout this Offering Circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Offering Circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

RISK FACTORS

An investment in the units and the securities offered hereby involves certain risks. You should carefully read the following, together with the other information in this Offering Circular, before making a decision to purchase any units.

No underwriter has agreed to purchase any units and we have not set a minimum level of units for this offering.

We are offering the units through our officer's best efforts and are not using an underwriter. We have not set a minimum number of units that must be sold before we may accept orders for the purchase of units from prospective investors. Because the offering is not underwritten and there is no minimum number of units that must be sold, there can be no assurance that any particular number of units will be sold nor that we will increase our capital sufficiently to allow us to achieve our objectives for the use of the offering proceeds.

The existing trading market for our stock is limited, which affects the price and liquidity of our shares, and there is no established market for our warrants.

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC" and no market exists for our warrants. Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares or warrants without delay, or be able to sell your shares at a fair price or your warrants at any price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that they will be sustained for any period of time.

The trading price for our stock can fluctuate in price.

While the market price for our common stock has been relatively stable, we cannot assure you that the market price will not decline during or subsequent to this offering. The market price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Lyons Bancorp in our market area;

- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;

- the overall volatility of the stock markets and the economy generally;

- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and

- changes in our operating results from quarter to quarter.

Further, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock.

The offering price does not necessarily reflect the fair market value of the units.

We considered a number of factors in determining the offering price for our units, but principally looked to the historic trading prices for our stock and financial information for comparable upstate New York community banks, as well as the inherent value of our warrants. No independent third party or negotiations were involved in the determination of the offering price, and the offering price does not necessarily reflect the combined fair market value of our common stock and the warrants. The price at which our securities trade after the offering may be higher or lower than the offering price and you may not be able to resell your shares of our common stock or warrants at or above the offering price for the units.

There can be no assurance that the trading price of our common stock will exceed the exercise price of the warrants being sold in this offering.

The warrants will entitle the holders to purchase one share of our common stock at an exercise price of $___. The warrants may be exercised anytime after issuance until the warrants expire on June 30, 2006 (or such later date to which we may extend it). We have set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that warrant holders will be induced to exercise their warrants. There can be no assurance, however, that the trading price of our stock will exceed the exercise price of the warrants during the warrant exercise period. As a result, your warrants could expire and have no value.

There are restrictions on the transferability of our common stock for investors residing in Florida, North Carolina and South Carolina.

If you are an investor residing in Florida, North Carolina and South Carolina, you should be aware of the long-term nature of your investment. The offer and sale of units in those states is being made pursuant to exemptions from registration that depend in part upon your investment intent. If you, as an investor residing in one of those states, purchase the units, you will be required to represent that you are purchasing such units for your own account for investment purposes only and not with a view to resale or distribution. No subsequent transfer of the units or shares of common stock or warrants comprising the units may be made unless such transfer is registered under the applicable state securities or "blue sky" laws, or an exemption therefrom is available. These restrictions will be noted in a legend placed on each common stock certificate and warrant. In connection with any transfer, we may require that you provide us with an opinion of legal counsel stating that the transfer complies with the applicable securities laws and that you pay any costs we incur in connection with such transfer as a precondition to the effectiveness of the transfer.

If you are a current shareholder, unless you participate in the offering you may suffer earnings dilution and you will suffer voting dilution.

The sale and issuance of units in this offering will increase the outstanding shares of our common stock. Consequently, all holders of our outstanding common stock will suffer a dilution in the earnings per share to the extent the capital raised in the offering cannot immediately be employed.

Similarly, the increase in our outstanding shares of common stock following the offering will result in a dilution of the proportionate voting rights of current shareholders. However, a current shareholder will not suffer a dilution of proportionate voting rights upon the issuance of additional shares in the offering if such shareholder purchases a sufficient number of units in the offering to maintain the same percentage ownership of our outstanding shares of common stock. In order for a current shareholder to maintain the same percentage of stock ownership assuming all units being offered are sold and none of the warrants are exercised at closing, the shareholder must purchase approximately one unit in the offering for each 9 shares of our common stock currently held by the shareholder.

Our level of assets and earnings may not continue to grow as rapidly as they have in the past few years.

Since 1999, our asset level and net income has increased significantly. We cannot assure you that we will continue to achieve comparable results in future years. As our asset size and earnings increase, it may become more difficult to achieve high rates of increase in assets and earnings. Additionally, it may become more difficult to achieve continued improvements in our expense levels and efficiency ratio.

We may not be able to immediately invest all of the capital provided by the offering in loans. Investing the offering proceeds in interest-bearing securities or deposits of our Bank until we are able to deploy the proceeds in loans will provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns. Declines in the rate of growth of income or assets, and increases in operating expenses or nonperforming assets may have an adverse impact on the value of our common stock.

Interest rate changes may reduce our profitability

Fluctuations in interest rates will ultimately affect both the level of income and expense we record on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

Persistently low interest rates could erode our core profitability

We derive a significant portion of our net revenues (net interest income plus non-interest income) from the difference between what we earn on our interest-bearing assets such as loans

and investment securities and what we pay for our interest-bearing liabilities. Of the $9.3 million of net revenues in 2003, 78% or $7.3 million was attributable to this difference.

During 2003, interests rates fell to 40-year lows. Although some rates have since increased, many remain near or at their lowest levels. Part of the core profitability of a community bank such as our Bank is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit is eroded when market rates are as low as they are today. If such an environment persists, our ability to save on funding costs is reduced. Further, we believe that we have lowered the cost of our interest-bearing liabilities as far as we can given the present level of interest rates. Few additional savings will accrue to us if rates stay low. However, the longer current market interest rates remain low, then as many of our interest-bearing assets mature we will be forced to replace them with assets at lower current market yields. This asymmetrical impact will reduce our net interest income and adversely affect our operating results.

We cannot guarantee the future payment of dividends.

As a financial holding company, our ability to pay dividends on our outstanding common stock is primarily a function of the financial needs of our Bank and the future dividend payments we receive from the Bank. Our Board of Directors currently intends to continue its dividend payment policy. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of dividends as a percentage of net income from the current 24.72% to 40%. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. In addition, if a default occurs in the payment due on the trust preferred securities issued by Lyons Capital Statutory Trust I in which we own all of the common beneficial interest, we would be prohibited from paying dividends. Accordingly, there can be no assurance that dividends will be paid, if any, at historical levels following the offering or be increased or when such increase will occur.

We may experience difficulties in managing our growth.

The success of our internal growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in non-interest expenses relative to revenues generated. Although successfully managed in the past, our growth strategy involves a variety of risks, including our ability to:

- attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;
- maintain adequate sources of funding at attractive pricing;
- maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and

- implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

As part of our general strategy we may acquire banks and businesses that we believe provide a strategic fit with our business. We do not have a history of growth by acquisitions. To the extent that we grow by acquisition, we cannot assure you that we will be able to manage our growth adequately and profitably. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

- potential exposure to liabilities of banks and businesses we acquire;
- difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;
- potential disruption to our business;
- potential diversion of our management's time and attention; and
- impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire.

Failure to successfully address the issues of growth either internal or by acquisition could adversely affect our results of operations and financial condition.

If we are unable to compete successfully for customers in our market area, our consolidated financial condition and results of operations could be adversely affected.

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The market area in which we operate, Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties, has numerous financial institutions and service providers that we compete with for customers. Our competition comes principally from other financial institutions and service providers such as: commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms, and mutual fund companies.

Many of these competitors have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we have. The intense competition in the market for financial services has exerted pressure on the pricing of our loan and deposit products. Our profitability depends on our continued ability to retain existing customers and to attract new customers and to make loans and attract deposits on favorable terms. If we are unable to compete successfully for loans and deposits on favorable terms, our financial condition and results of operations will be adversely affected.

Because we primarily serve Wayne County, a decline in the local economy could lower our profitability.

We serve Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties with 9 banking offices, 23 ATMs and our Internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, or inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture are among the factors that could weaken the local economy. With a weaker local economy:

- customers may not want or need our products and services;
- borrowers may be unable to repay their loans;
- the value of the collateral securing our loans to borrowers may decline and
- the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, commercial loans and agricultural loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans.

We have a concentration of business in agricultural lending and public funds deposits compared to our peer group.

Our agricultural lending activities are an important part of the growth and profitability of the Bank. Whereas, based on September 30, 2003 figures, agricultural-related loans represent less than 1.0% of the loan portfolio of our peers, our percentage totaled over 5.0%. To the extent that the fortunes of the farm economy are adversely affected by general economic conditions, we may suffer more than our peers.

Public deposits historically have been very important to us. Our most recent figures show that almost 31.0% of our deposits have been provided by municipal customers, which we believe to be significantly greater than our peers. If legislation to liberalize the options for municipal deposits were passed, or if our relationships with local municipalities were to deteriorate, this important source of funding could erode and/or become more expensive. This could affect our profitability and our ability to fund our growth strategies.

Our results of operations are significantly affected by the ability of our borrowers to repay their loans.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;
- changes in economic and industry conditions;
- the duration of the loan; and
- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer credit losses. Credit losses are inherent in the lending business and could have a materially adverse effect on our operating results and our ability to pay dividends. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our operating results. In addition, this may cause us to increase the allowance for loan losses in the future, thereby decreasing our future net income.

We have a continuing need for technological change, but may have fewer resources than our competitors to continue to invest in technological improvements.

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, to better serve customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

Monetary policies and economic factors affect our financial performance.

Our ability to attract deposits and extend loans is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally. We cannot predict the nature and timing of any

changes in such conditions and policies or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on us.

Concentration in the US banking industry has increased dramatically as a result of new technology and changes in regulatory structure.

Banking in the United States has become much more competitive in recent years due to technological advances and reduced barriers to entry. This has led to rapid consolidation and concentration of banking companies. Restrictions on branch banking have been lifted and banks can now legally offer locations throughout the country. The lines between different financial service providers has become blurred by allowing direct combinations of banks, insurance companies and securities brokers and dealers. Size is also a significant issue. To the extent that our small size reduces our ability to compete, we may be negatively affected.

We may be adversely affected by changes in laws and regulations affecting the financial services industry.

We are a registered financial holding company, and our principal subsidiary is a national bank. Both entities operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal and state regulatory agencies. Banking regulations, designed primarily for the safety of depositors and not shareholders of Lyons Bancorp, may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. Laws and regulations could change at any time, and changes could adversely affect our business. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to operate profitably. See "Supervision and Regulation" for more information about applicable banking regulations.

We depend heavily on our executive officers, and our business could suffer if something were to happen to any of these officers or if any of them were to leave.

Our executive officers provide valuable services to us and would be difficult to replace. In addition, we rely upon these individuals to develop business and maintain customer relationships. If any of these individuals were to leave for any reason or something were to happen to one of them, and we were unable to hire highly qualified and experienced personnel to replace them, our business could suffer.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner.

We intend to use the net proceeds from this offering for general corporate purposes, including payment of dividends by us and providing additional equity capital to the Bank to support the growth of its operations and anticipated increases in its loans and deposits as its

business grows. We have not, however, specifically allocated the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities and deposits in our Bank subsidiary. Therefore, our management will have broad discretion as to the timing and specific application of the net proceeds, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve Lyons Bancorp's best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering. See "Use of Proceeds."

The market value of our investments could negatively impact shareholders' equity.

Approximately 97% of our securities investment portfolio as of December 31, 2003 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS No. 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareholders' equity, net of tax. Also, at December 31, 2003, we maintained approximately 32% of total assets in securities available for sale. If the market value of our investment portfolio declines, this would cause a decline in shareholders' equity which could be material.

If we issue additional stock in the future, your percentage of ownership of Lyons Bancorp will be reduced.

As a shareholder of Lyons Bancorp, you will not have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock. This means that if we decide to issue additional shares of stock, you will not automatically be entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock. In addition, if we sell additional shares in the future, it is possible that those shares may be issued on terms more favorable than the terms of the offering. Also, as a result of this offering, we will have warrants to purchase 80,000 shares of common stock at $_____ per share. The exercise of these warrants in the future could dilute your ownership interest in Lyons Bancorp if you do not exercise the warrants you acquire in this offering.

Our Certificate of Incorporation and Bylaws have anti-takeover provisions.

Our Certificate of Incorporation and Bylaws contain certain provisions that can slow down or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive consideration for their shares above the market price.

Our directors and executive officers control a significant percentage of outstanding shares.

Directors and executive officers control 22.7% of our outstanding shares of common stock before this offering. Directors and executive officers have indicated that they intend to purchase 7,000 units in this offering. If we sell all 80,000 units in this offering and our directors and executive officers purchase 7,000 units, and no warrants are exercised at the closing of the offering, then our directors and officers will control 21.3% of our outstanding shares of common stock after the offering. Combined with the anti-takeover provisions in our Certificate of Incorporation and Bylaws, these holdings can effectively block any attempted takeover of us. The interests of our directors and executive officers may differ from the interests of other shareholders with respect to control issues.

We are not an SEC-reporting company and, therefore, you have less information available to you in the future than if our securities were registered under the Securities Exchange Act of 1934.

We are a non-reporting issuer, which means we do not file periodic reports with the Securities and Exchange Commission and we do not plan to do so after this offering unless required by law. Although we file financial information with the Federal Reserve Bank of New York and the Bank files financial information with the Office of the Comptroller of the Currency, purchasers of units will not have ready access to the same quantity of information concerning us and the Bank that is available to the shareholders of companies that report to the Securities and Exchange Commission. Further, the vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer.

INFORMATION ABOUT THIS OFFERING

We are offering 80,000 units, at a price of $[___] per unit. Each unit consists of one newly issued share of our common stock and one detachable warrant to purchase one newly issued share of our common stock at an exercise price $____. Each warrant shall be immediately exercisable upon issuance through and including June 30, 2006 (unless extended by us).

The Shareholder Offering

We are giving the first opportunity to order units to persons who were shareholders of record of our stock at the close of business on _______, 2004 and reside in the States of New York, Florida, North Carolina or South Carolina.

We are making the shareholder offering by mail, starting as soon as practical after the Offering Statement on Form 1-A of which this constitutes a part is qualified by the Securities & Exchange Commission. Until ________, 2004, shareholders may submit orders for units. The shareholder offering will expire at 5:00 p.m. Eastern Time on ______, 2004. There is no minimum required purchase by shareholders, and we reserve the right to limit or refuse individual orders in our sole discretion. In order to receive shareholder preference in the acceptance of orders, we must receive order forms from shareholders at our main office, 35 William Street, Lyons, New York 14489 no later than 5:00 p.m. Eastern Time on _____, 2004. We will review the order forms received from qualified shareholders prior to the expiration of the shareholder offering and give them preference over order forms received in the community offering described below, consistent with the offering objectives and subject to limitations as determined by us in our sole discretion. Shareholders are not required to return their order form prior to the expiration of the shareholder offering. However, we will treat shareholders' order forms received after the expiration of the shareholder offering as part of the community offering described below.

The Community Offering

At the same time as the shareholder offering, we are offering units in a community offering to persons having accounts at the Bank and to the general public in the State of New York. We will also offer units to persons who are residents in the States of Florida, North Carolina and South Carolina and who have pre-existing relationships with one of our executive officers or directors.

Investors interested in purchasing units will need to return an executed order form together with funds for the purchase of the requested units before the expiration of the community offering. The community offering will end at 5:00 p.m. on _____, 2004, unless we extend it for up to an additional 30 days. We reserve the right to terminate the offering without notice at any time.

After we have determined the number of units to be sold in the shareholder offering, we will consider order forms from our account holders and others whom we solicit. We plan to give preference to account holders and persons residing in our market area. Our shareholders and officers, directors and employees and those of the Bank and its subsidiaries shall be entitled to

participate in the community offering on the same basis as account holders and others whom we solicit. In the community offering, the minimum required purchase is 100 units except that employees of the Bank and its subsidiaries may purchase a minimum of 25 units and there is no minimum purchase required of a shareholder. The 25 unit minimum required purchase for our employees is based on our desire to encourage stock ownership by our employees.

Best Efforts

No underwriter has been engaged or agreed to purchase any units. The offering will be conducted by our officers on a best efforts basis, which means that we are not required to sell any specific number of shares or dollar amount of common stock. We have not made any arrangements to place funds received from investors in an escrow, trust or similar account. An order form, once executed and delivered by an investor, is irrevocable. Funds received from an investor will be available for our immediate use once we accept the investor's order.

Blue Sky Considerations

We plan only to comply with the blue sky securities laws of the States of New York, Florida, North Carolina and South Carolina. In the States of Florida, South Carolina and North Carolina we plan to comply with exemptions from registration or qualification. In order to comply with these exemptions the shares of common stock and warrants acquired by investors who are residents of these states may not be offered for resale unless they have been registered or qualified for sale in that jurisdiction or an exemption is available therefrom and the requirements of any such exemption have been satisfied. We do not currently intend to register or qualify the resale of such securities in any jurisdiction. An exemption, however, is generally available in these jurisdictions for resale of securities restricted under applicable blue sky laws to registered broker/dealers and certain institutional buyers. Other exemptions may also be available.

Although the units will not knowingly be sold to purchasers in states or jurisdictions in which we have not registered or otherwise qualified for sale in this offering, purchasers may buy our warrants in the aftermarket or may move to states or jurisdictions in which we have not registered or qualified this offering. In such event, we may be unable to issue our common stock to those persons desiring to exercise their warrants unless and until the common stock or warrants are registered or qualified for sale in the state or jurisdiction in which such purchasers reside, or an exemption to such registration or qualification exists in such state or jurisdiction. If we are unable to register or qualify the common stock and warrants in a particular state or jurisdiction and no exemption to such registration or qualification is available in such state or jurisdiction, a holder may have difficulty selling, exchanging or exercising such warrants in order to realize any economic benefit from the warrants without conducting such sale in a state or jurisdiction in which our securities are registered or qualified.

Procedure for Ordering Units

Shareholders who desire to participate in the shareholder offering must deliver to us on or before the expiration of the shareholder offering the properly completed and executed order form, with payment in full of the purchase price in appropriate form for all units ordered. The general public, account holders, officers, directors, employees and shareholders who desire to

participate in the community offering must deliver to us on or before the community offering expiration date the properly completed and executed order form, with payment in full of the purchase price for all units ordered. Shareholders residing in Florida, North Carolina and South Carolina who desire to participate in either offering must also complete the appropriate rider to the order form. We will not be obligated to honor any order if the order form or purchase price is received by us subsequent to the applicable expiration date. In any event, we reserve the right, in our sole discretion, to accept or reject any order, in whole or in part, or, if the offering is oversubscribed, to allot a lesser number of units. No fractional units may be purchased.

THE INSTRUCTIONS ACCOMPANYING THE ORDER FORM SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. QUESTIONS CONCERNING THE PROCEDURE FOR ORDERING UNITS MAY BE DIRECTED TO US BY CALLING (315) 946-4871 OR BY STOPPING AT OUR MAIN OFFICE AT 35 WILLIAM STREET, LYONS, NEW YORK.

Payment in full to Lyons Bancorp, Inc. must be by (a) check or bank draft drawn upon a United States bank; (b) postal, telegraphic or express money order; or (c) authorization of an appropriate withdrawal of monies from a checking or savings account at the Bank. The purchase price will be considered received by us only upon (i) clearance of any non-certified check, (ii) receipt by us of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, or (iii) withdrawal of monies in a checking or savings account at the Bank equal to the purchase price. All funds received in payment of the purchase price shall be held by us and deposited in a special account at the Bank. This should not be considered an escrow account or arrangement.

The address to which the order form and payment of the purchase price should be delivered is Lyons Bancorp, Inc., 35 William Street, Lyons, New York 14489, Attention: Corporate Secretary. The method of delivery of order forms and payment of the purchase price to us will be at your election and risk, but if sent by mail, we recommend that your order form and payment be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to insure delivery to us and clearance of payment prior to the applicable expiration date. Because uncertified personal checks may take five business days to clear, we recommend that you pay by means of certified or cashier's check, money order, or wire transfer of funds.

There can be no assurance that a sufficient number of units will be available to satisfy all orders. In the event the number of units is insufficient to satisfy all orders, we shall determine, in our sole discretion, how units will be allocated among offering participants. In the event that participants in the community offering receive fewer units than the number ordered, we will return, as soon as practical, any excess funds, without interest, to such persons.

We will decide all questions concerning the timeliness, validity, form, and eligibility of order forms received or any assertion by shareholders of their right to participate in the shareholder offering, with our decision being final and binding. In our sole discretion, we may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as we may determine, or reject orders. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of order forms or incur any liability for failure to give such notification.

Allocation of Remitted Funds

If you do not send enough money to purchase the number of units that you indicate you are ordering, or if you do not specify the number of units you are ordering, then we will conclude you have ordered the number of units which may be purchased by your payment. If your payment exceeds the amount necessary to purchase the number of units you have ordered, then we will conclude you have ordered the number of units which may be purchased by the full amount of your payment, rounded down to the nearest whole unit. To the extent any adjustment results in any excess funds, we will return to you, as soon as practical, any excess, without interest.

Determination of Offering Price and Warrant Exercise Price

To determine the price of the units we looked at a variety of factors relevant to the valuation of our business and our common stock. Foremost among these were the historic trading price of our stock as reported on the OTC Bulletin Board and comparisons with other similar upstate New York banking institutions. We identified three institutions located in upstate New York which met the following criteria:

- Asset size over $200 million but less than $500 million and located in upstate New York north and west of the Hudson Valley area;
- Shareholder base not dominated by concentrated family ownership;
- Stock price less than $100 per share; and
- Source of financial data is publicly available.

We chose these criteria to best match institutions with characteristics similar to Lyons Bancorp. The institutions along with their investment characteristics follow:

Other New York Bank Institutions	Stock Price[1]	2003[2] EPS	P/E Ratio[3]
CNB Bancorp, Inc.	$24.50	$1.64	14.9
Evans Bancorp, Inc.	$24.41	$1.66	14.7
Steuben Trust Company	$14.80	$0.71	20.8
Average			16.8
Median			14.9
Lyons Bancorp unit offer price	$___	$2.33	___

(1) Based on transactions reported on the OTC Bulletin Board.

(2) 2003 earnings per share based on publicly available information filed with the Securities and Exchange Commission or reported in press releases or stockholder reports.

(3) Represents February 2, 2003 stock price compared to reported 2003 net earnings.

We also decided to include a warrant to purchase shares of our common stock as an additional inducement for new purchases. The warrant has an exercise price of $____ per share and may be exercised at any time between the date this offering closes and June 30, 2006 (unless extended by us). We set the warrant exercise price at a level that we hope is exceeded by our stock price during the warrant exercise period so that holders will be induced to exercise their warrants. In establishing the warrant exercise price, we also considered that setting the warrant exercise price at a premium would reflect the long-term benefit to all investors of our previous and current investments.

We will send a letter to purchasers after the offering closes indicating our estimated income tax basis for the warrants. Some of the factors upon which our estimate will be based must be measured after the closing. See "TAXATION."

Limited Market for Shares and No Market for Warrants

The shares of common stock and warrants comprising the units will separate immediately upon issuance and will trade as separate securities. Except for shares and warrants acquired by affiliates and residents in the States of Florida, North Carolina and South Carolina, the shares and warrants sold in the offering will be freely transferable immediately upon issuance and will not be subject to any transfer restrictions.

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC" and no market exists for our warrants. Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares or warrants without delay and you may be unable to sell your shares at a fair price or your warrants at any price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that they will be sustained for any period of time.

Role of Officers and Employees

Some of our officers are assisting us in the offering. Our marketing will be accomplished through a combination of telephone calls, mail and personal visits and meetings. None of these officers will receive sales or other special compensation for such services, but will be reimbursed for reasonable expenses. None of these officers is registered as a non-issuer securities broker or dealer under federal or state securities laws, nor is any affiliated with any non-issuer broker or dealer.

Because none of the officers assisting us in this offering is in the business of either effecting securities transactions for others or buying and selling securities for his own account, we believe they are not required to register as brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1 promulgated under that Act. We will not engage an underwriter and, accordingly, will not pay any underwriting discounts or commissions for the sale of shares.

Issuance of Certificates

If all conditions necessary to consummate the offering are satisfied, we will deliver certificates representing shares of common stock and warrants to purchasers as soon as practical after completion of the offering.

Intentions of Directors and Executive Officers

Our Board of Directors expresses no opinion and makes no recommendation whether you should order units. You must make an investment evaluation of the offering according to your best interests upon consultation with your financial advisor.

Our directors and executive officers have indicated to us that they intend to order approximately 7,000 units through participation in the offering. These intentions are not commitments and could change based upon individual circumstances and are subject to the market conditions at the time of the offering. Assuming the full purchase indicated by such directors and executive officers, they would beneficially own, as a group, a total of approximately 21.3% of the common stock, and 8.8% of the warrants outstanding after the offering closes, assuming 100% of the units are sold. This percentage of common stock does not give effect to additional shares of common stock that may be issued in connection with the exercise of the warrants.

Regulatory Limitations

We will not be required to issue units to any person who, in our sole discretion, would be required to obtain prior approval from any state or federal bank regulatory authority to own or control such units.

Right to Amend or Terminate Offering

We reserve the right to amend the terms and conditions of the offering, regardless of whether such terms and conditions are more or less favorable to shareholder offering or community offering participants. If there is a material change to the terms of the offering, we will revise this Offering Circular and file the revised Offering Circular as an amendment to the Offering Statement of which this Offering Circular is a part, and you will be given another opportunity to decide whether you wish to participate in the offering. We reserve the right to terminate the offering at any time before the delivery of certificates for common stock and warrants included in purchased units, if the offering is prohibited by law or regulation or if our Board of Directors concludes, in its business judgment, that it is not in our best interest to complete the offering under the circumstances. If the offering is so terminated, we will promptly refund money received from participants, without interest.

HOW WE INTEND TO USE THE PROCEEDS

The estimated net proceeds from the offering depends upon the total number of units we sell. The following table sets forth the calculation of our net proceeds from the offering at an offering price of $[___] per unit and the use of these proceeds. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the units that we are offering.

	10%	50%	100%
Units sold			
Offering price			
Gross offering proceeds			
Estimated expense of the offering			
Net proceeds to us			
Use of net proceeds:			
General corporate purposes			

We will initially hold the net proceeds from this offering as capital. We intend to use the net proceeds for general corporate purposes, including providing additional equity capital to the Bank to support the growth of its operations and anticipated increases in its loans and deposits as its business grows. We may also use the proceeds from the offering to fund dividends to our shareholders rather than from Bank dividends thereby allowing the Bank to retain and use its funds for the same general corporate purposes. Until we apply the net proceeds, we intend to invest such proceeds in short-term and intermediate-term interest-bearing securities or in deposits in our Bank.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our stock is traded on a limited basis in the over-the-counter market under the symbol "LYBC." Our stock does not have a market maker, and we do not plan to list our securities on any exchange. Transactions in our stock are reported in the National Association of Securities Dealers reporting system known as the "OTC Bulletin Board."

Prior to this offering, we did not have outstanding options, warrants to purchase, or securities convertible into, common stock. We have not agreed to register any common stock under the Securities Act for sale by our security holders, although we reserve the right to do so in the future. Other than this offering, none of our stock is being, or have been proposed to be, publicly offered by us, the offering of which could have a material effect on the market price of our common stock.

The following table describes for the quarters indicated the high and low sales for our stock as quoted on the OTC Bulletin Board and dividends declared and paid with respect to our stock since January 1, 2002, adjusted to reflect our December 31, 2003 2-for-1 stock split.

	High	Low	Dividends
2002:			
First Quarter	21.00	21.00	0.10
Second Quarter	22.50	20.23	0.10
Third Quarter	22.50	22.50	0.10
Fourth Quarter	22.50	21.50	0.10
2003:			
First Quarter	22.50	22.50	0.125
Second Quarter	23.00	23.00	0.14
Third Quarter	27.00	26.25	0.15
Fourth Quarter	28.00	26.00	0.16

Between January 1, 2004 and February 13, 2004, the high and low sales of our common stock was $36.00 and $28.00. The above quotations represent prices, between dealers without adjustments for retail markups, markdowns or commissions. The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid market for such securities currently exists.

As of February 13, 2004, there were 368 holders of record of our common stock.

OUR POLICY REGARDING DIVIDENDS

Since our formation in 1987, we, as the financial holding company of the Bank, have continued the payment of cash dividends in keeping with the historical payment of cash dividends. We (or the Bank prior to our formation) have paid consecutive annual cash dividends for more than 50 years. Our Board of Directors currently intends to continue the policy of paying dividends. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of dividends as a percentage of net income from the current 24.72% to 40%. There can be no assurance, however, that dividends will be paid, if any, at historical levels following the offering or be increased or when such increase will occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends. To the extent we have insufficient cash available for the payment of dividends, we must receive dividends from the Bank. Therefore, the restrictions on the Bank's dividend payments are directly applicable to us. For a description of limitations on the ability of the Bank to pay any dividends to us, see "REGULATION AND SUPERVISION."

We will be restricted in our ability to pay dividends if we default on certain of our obligations related to the Lyons Capital Statutory Trust I in which we own all of the common beneficial interest. In June 2003, we formed the trust for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. At the same time we also sold debentures to the Trust in the principal amount of $1,035,000. If we defaulted on our obligations under the guarantee or the debentures, we would be prohibited from paying dividends under the indenture governing the preferred trust securities.

DILUTION

If you purchase shares of our stock in this offering through the purchase of units or through the exercise of warrants, you will pay a higher price per share than the prices paid to us by certain of our officers and directors during the past five years. The following table summarizes the total consideration paid to us and the average price paid by our officers, directors and affiliates during the last five years and by investors purchasing shares in this offering or through the exercise of warrants:

	Shares Purchased	Total Consideration	Average Price Per Share
Officers, directors, etc.[(1)(2)]	19,308	$322,840	$16.72
New investors – shares	80,000		
New investors – warrants	80,000		
Total			

(1) Includes 1,100 shares issued in 2003 to certain members of our senior management as a stock bonus award, and 840 shares purchased in 2003 by our Chief Executive Officer and President, Robert Schick, from us at $22.50 per share under a deferred compensation arrangement under his employment agreement.

(2) Includes 10,450 shares of common stock purchased by officers and directors in our shareholder and community offering under SEC Regulation A in October 2000, as part of a unit purchased at $17.50 per unit and comprised of one share of common stock and one warrant to purchase one share of common stock at $18.75 per share, and 6,918 shares purchased pursuant to such warrants.

CAPITALIZATION

The following table sets forth our equity capitalization as of December 31, 2003. You should read the information in this table together with the "Selected Financial and Other Data," our audited consolidated financial statements and notes thereto and the other information in this Offering Circular.

	December 31, 2003 (Dollars in thousands)
Shareholders' equity:	
Common stock, par value $.50 per share, 2,000,000 shares authorized and 706,676 shares issued	$ 360
Additional paid-in capital	3,107
Retained earnings	11,007
Accumulated and other comprehensive income	579
Less: Treasury stock (12,520 shares) at cost	(221)
Total shareholders' equity	$ 14,832

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OUR COMPANY

General

Lyons Bancorp, Inc., which is a financial holding company registered with the Board of Governors of the Federal Reserve System, owns all of the outstanding capital stock of the Bank and all of the common beneficial interest of the Lyons Capital Statutory Trust I. Lyons Bancorp was incorporated under the laws of the State of New York on April 15, 1987. We implemented the financial holding company structure to enhance the Bank's ability to serve its future customers' requirements for financial services and to provide flexibility for growth through expansion of our businesses and to access varied capital raising alternatives.

Since 1999, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2003, we had total consolidated assets of $212.8 million, deposits of $174.2 million, total net loans of $127.6 million and total shareholders' equity of $14.8 million. This represents growth during this five year period of 84.6%, 113.4%, 80.5%, and 82.7% in each of these categories.

During 2003 we reported record net income of $1.6 million or $2.33 per diluted share, a 25% increase over 2002 net income. We also rewarded our shareholders by increasing our annual dividend payout to 24.72% of our net income, from 20.37% of our net income in 2002. We believe continued opportunities exist for our shareholders by remaining focused on the successful execution of our strategic plan.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. This historical building houses our corporate offices, data processing center, and our bank operations functions. We believe this facility has the capacity to service our needs for the foreseeable future.

Our telephone number is (315) 946-4871, and our web-site is www.lyonsbank.com. Information at our web site is not part of this Offering Circular.

Lyons National Bank

The Lyons National Bank commenced business operations in 1852 as the Palmyra Bank of Lyons, which later changed its name to The Lyons National Bank. In 1933, the Bank merged with the Gavitt National Bank to create The Lyons National Bank. We opened our first branch banking office in Lyons in 1986 and added a second in Wolcott, New York in 1990. More recently, our pace of expansion has accelerated as we entered the Newark, New York market in 1996 and upgraded to a new facility there in 2000. Our first supermarket location commenced operations in Macedon, New York in 1997. We opened full service banking offices in Ontario, New York in 1999, in Jordan, New York in 2001, in Clyde, New York in 2002 and in Geneva, New York in 2003.

The Bank is a full service commercial bank, without trust powers. The Bank provides a wide range of traditional banking services for individuals and small to medium sized businesses primarily in our market area. Services include accepting time, demand and savings deposits, and making secured and unsecured loans. We offer enhanced delivery system options such as

Internet and telephone banking and help business customers manage their cash flow with Automatic Clearing House origination and cash management services. Our lending activities include residential and commercial real estate loans, agricultural, commercial, and consumer loans. Other services we offer include safe deposit boxes, travelers' checks, money orders, wire transfers, drive-through facilities, an in-store location, 24-hour depositories, and ATMs.

The Bank has two subsidiaries, Lyons Realty Associates Corp. and LNB Life Agency, Inc. The Bank owns all of the common stock and 93.5% of the non-voting preferred stock of Lyons Realty and all of the capital stock of LNB Life Agency, Inc. A group of investors owns approximately 6.5% of Lyons Realty's non-voting preferred stock.

Other Subsidiaries

Lyons Realty Associates Corp. is a New York corporation formed by the Bank in June 2001 to operate as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Lyons Realty primarily acquires, owns and holds a portfolio of real estate mortgages and related assets. To date, our Bank has originated all of the mortgages held by Lyons Realty. As of December 31, 2003, Lyons Realty held $23.4 million in real estate mortgages.

LNB Life Agency, Inc. is a New York corporation formed by the Bank in February 2003 to serve as its financial services subsidiary. LNB Life Agency maintains a relationship with Mapstone Financial Group, an independent registered broker/dealer based in Rochester, New York. Through this arrangement we make available non-insured financial services and products to our customers and potential customers.

Lyons Capital Statutory Trust I is a Connecticut statutory trust which Lyons Bancorp formed in June 2003 in connection with its issuance of $1,000,000 of preferred trust capital securities. The trust is not authorized and does not conduct any trade or business and was formed for the sole purpose of the issuance, sale and administration of the preferred trust capital securities. The Trust's principal asset is a $1,035,000 subordinated debenture issued by Lyons Bancorp. A third party holds the Trust's preferred trust capital securities. The Trust Preferred securities are classified as long-term debt for the financial statements purposes, but Tier I capital for regulatory purposes.

Business Strategy

Our mission is to increase shareholder value by offering financial services to a constantly changing market. We plan to achieve this by executing our strategy of:

- Growing our community banking franchise mainly with de novo branch expansion in selected markets where we can gain a competitive advantage by providing our customers with personal service;

- Expanding our relationships with commercial and agricultural customers through utilizing lending officers who know our customers' businesses and can offer competitive products to meet their needs;

- Cementing retail market loyalty by focusing on core consumer needs for transaction services and residential mortgages;

- Continuing to expand our sales of non-bank financial services to produce stronger and more diversified sources of fee income and to broaden our customer base; and

- Achieving sustained levels of operating earnings and return on equity, commensurate with prudently managed, high-performing community-based financial services companies.

Grow Franchise.

Our business strategy is to serve as a community-oriented bank focused on developing long-term customer relationships by providing personalized service, convenient locations, and the flexibility to meet the needs of individuals and businesses in our market area. We believe that our people and our knowledge of the local communities in our market distinguishes us from our competitors, many of which are larger regional and super-regional financial institutions.

We currently have nine banking offices and plan to open an additional banking office in 2004. Our strategy has been to open offices in communities in which we believe we can gain a competitive advantage. We consider two main criteria in choosing markets for expansion. First, we look for a customer base that has either been abandoned by or poorly served by current financial institutions. Second, we identify and hire individuals who can provide unique personal service in the market.

We have increased our deposit market share rank to second among banks in Wayne County as of June 2003 (from sixth as of June 1995 and third as of June 1999), based on statistics provided by the Federal Deposit Insurance Corporation. Our long-term goal is to secure the top market share position in Wayne County.

We believe there continues to be significant opportunity for financial services business in and around Wayne County and plan to open offices as appropriate to continue to build greater market share. We have opened two offices outside Wayne County and expect that our focus will continue to expand over time.

Providing products and services at a fair price while giving superior levels of service to our customers has helped us build a solid customer base and has contributed to our growth in loans, deposits, fee income and market share. We seek to provide customers the personal attention they desire while having the technological ability to provide services such as on-line Internet banking that require less customer contact.

To fulfill our growth initiative, we will continue to look for opportunities to develop new branches and new markets as well as to look for opportunities to strategically acquire other financial institutions, financial related service companies and/or individual branch offices.

Deepen Commercial and Agricultural Relationships.

On December 31, 2003, we had $127.6 million of total loans on our books and were servicing an additional $22.1 million that we had originated and sold to others. Of the total on-balance sheet loan portfolio at that date, approximately $36.0 million was residential mortgage-related, $73.5 million was commercial and agricultural loans, and $18.1 million was consumer loans. Residential mortgages account for virtually the entire off-balance sheet total of loans.

Over the past five years, our commercial and agricultural loan totals have tripled. We now have a staff of six calling officers supported by a credit administration area staffed with two full-time professionals. This commitment in resources has allowed us to fully address the needs of our growing customer base.

It is our strategy to continue a community bank approach. This means focusing on relationships, making local decisions on a timely basis, and highlighting our commitment to knowledgeable loan officers. We intend to build revenues through a structured calling program with commercial and agricultural customers and by providing regularly upgraded products and services.

Cement Retail Loyalty

Consumers have a great variety of choices in the financial services market today. For them to do business with us, we must have superior offerings for products and services they really want. We have identified managing funds on a day-to-day basis and financing a home as the two most important of these needs.

We have developed a comprehensive set of checking and savings products all accessible by either visiting our local offices or by electronic means. Our various checking account plans offer an option for any likely consumer we encounter. We have the greatest number of ATMs of any financial institution in Wayne County and offer full access for our customers in all of the major domestic ATM networks. Internet and telephone banking provide customers additional alternatives to access their accounts.

The decision to purchase or refinance a home is perhaps the most significant financial transaction most of our customers will ever make. We believe it is a core mission to provide funding for any qualified homeowner regardless of the particulars of the property. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate, sell, and service the loan. This allows customers to take advantage of national funding options while retaining a local contact should any problems develop. The Bank benefits because the fees we can generate in this line of business have been and can be substantial over time. Another advantage of this approach is that it frees up room on our balance sheet, allowing us to offer mortgages to many more customers. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan on our books, placing it with Lyons Realty Associates Corp., our special purpose subsidiary.

We intend to emphasize the core consumer deposit and mortgage products in our market and to eventually build our serviced mortgage portfolio to a much larger size, reserving our balance sheet funding for those customers that need the flexibility of a local bank. We believe

that this approach will both meet the most important needs of our customers and provide a secure source of revenue for the Bank over time.

Expand Sales of Non-Bank Financial Services.

The Bank, through LNB Life Agency, Inc. and its arrangement with Mapstone Financial Group, sells non-insured financial services and products to customers and potential customers of the Bank. These products range from stocks, bonds and mutual funds to life, disability and long-term care insurance products. The commissions we receive from these transactions help to offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. Making non-interest income a larger part of our total revenue stream is an integral part of our strategy. Also, we seek to broaden our base of customers through sales of these products and services and to increase customer retention.

Achieve Sustained Levels of High Performance.

It is our goal to achieve and maintain operating returns commensurate with high-performing companies in the financial services industry. Other community-oriented financial institutions with the same attitude toward risk control comprise our comparison group. We believe that our ability to do this hinges on being able to meet the four goals outlined above. We believe it is important to be a diversified financial services provider in order to compete effectively in this changing industry.

We have adopted technology which we feel will allow for the growth we have projected. We believe that this technology is up-to-date. It is also scalable which will allow us to add resources as needed rather than having to convert to a system with a higher level of capacity.

As we build a more comprehensive set of products and services and expand our geographic and electronic delivery systems, we will incur up-front costs. These costs are an investment which we expect will generate higher returns over time. As we progress in our expansion, current total earnings may lag, but as the businesses we build mature, we expect the returns will begin to outperform those of our slower growing peers.

Business Support Strategies

To support our business growth we believe that we need to execute five key business support strategies. These include promoting a marketing image supported by a sales approach consistent with our culture, expanding our product lines to meet the needs of our increasing customer base, developing the appropriate infrastructure to support our increased size, managing the risk inherent in providing products and services to our growing customer base, and providing the proper level of capital to protect our financial strength.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we need to project a consistent image to the consumer. We must also be sure that our staff is well-trained in identifying the needs of our customers so that we can sell them the products and services that will generate our future profits.

Expanded Product Lines

We plan to support better marketing and training by developing and offering added products and services to our customers. We expect to develop products in-house and offer them through our own systems and customer representatives. We are also exploring possible acquisitions of new lines of business to provide customers access to non-bank products and services. In addition, we will consider utilizing out-sourcing options if they offer a good trade-off between time to market and revenues generated. Lines we are considering include: insurance, brokerage, mortgage banking, financial planning, investment management, and trust services.

Infrastructure

Three key ingredients are necessary to build a strong support system for increased business in the Bank. First and foremost, we need the right people. Second, our systems must be reliable, secure, and provide the information we need to generate revenues and report on our performance. Third, our facilities need to offer an efficient atmosphere for employees while providing an attractive place to do business for customers.

The Bank has more than doubled in size (assets and locations) while increasing staff by 50% in the last five years. This growth has been accomplished with a very small senior management structure. In order for us to succeed in our growth goals over the next few years, we plan to deepen the organizational structure of the Bank by adding expertise in certain specialized areas. Included among these are a dedicated sales and service manager and a corporate controller.

The Bank utilizes a third-party data processing consortium for its technology needs. This method of operation places responsibility for the technical aspects of technology with experts while keeping the responsibility for strategy within the Bank. A key portion of our future success will rest on our ability to upgrade the capabilities of our systems to provide timely information to make decisions.

Our de novo expansion has been supported by a consistent approach to design in our new locations. We are projecting a professional, progressive image to the public which we believe has helped to set us apart from our competitors. In the next few years, we plan to review all of the space needs of our Bank. We expect to make a significant commitment to upgraded facilities to house our administrative and operations personnel.

All of our infrastructure strategies will require an expenditure of the resources of the Bank. In the short-term, this will appear as expense, but in the long-term, we feel that the dollars invested are necessary to support our growth plans.

Manage Risk.

Successful banking is the business of getting properly paid for risk. The key risks we face include credit, liquidity, interest rate sensitivity, reputation, and operations. We manage each of these areas in a structured fashion, aiming to generate an attractive risk/reward trade-off within prudently established parameters.

Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could feed on itself. Our internal Risk Management Committee is charged with the responsibility to gather information from each risk area, collate it, and review the implications in an enterprise-wide fashion. We self-rate the Bank in the different areas and take care to compare these ratings to those provided by outside parties (auditors, examiners, etc.) for consistency.

Even though we have almost tripled the size of our loan portfolio in the last five years, we have maintained a strict quality control program for new credits. We have experienced lending officers and a loan approval process that requires detailed knowledge of the customer's ability to repay a loan.

Our net charge-offs for 2003 were $168,000 (.14% of average loans during 2003). Non-performing assets were below peers at .30% of outstanding loans as of December 31, 2003. Our loan loss reserve totaled almost $1.7 million or 1.30% of outstanding loans. This exceeds peer averages. We believe our conservative lending policy has enabled us to maintain excellent asset quality while not hindering the overall growth of the loan portfolio.

We manage our balance sheet risks (liquidity and interest rate sensitivity) through a regular monitoring process and an active Asset/Liability Committee which includes senior management and select members of the Board of Directors. The Bank has increased in total assets from roughly $100 million at the end of 1998 to over $212 million as of the end of 2003. During this period, the Bank has had minimal wholesale funding and has navigated both a sharp increase in interest rates from 1998 to 2000 and the subsequent collapse in rates to multi-decade lows while increasing net interest income in every year.

Our history of 152 years of service to our communities has created a bond of integrity with local customers and non-customers alike. The potential risk to our reputation from rumor or unauthorized activities could severely threaten this trust. We take any comments made about the Bank seriously and counter any inaccuracies we find as quickly as we can. All of our employees and directors are subject to our internal Ethics Policy which provides strict guidelines for actions and formal penalties for violations. Our corporate governance policies have been enhanced, meeting many of the guidelines in place for much larger institutions.

Operating risk has become a much more important consideration in the past few years as new threats have been presented. We have established strict privacy requirements in all of our customer dealings. We have taken steps to secure our data processing areas from attack both physical and through electronic means. We were fully prepared for Year-2000, and our disaster recovery procedures are state-of-the-art.

Capital Management

We take a proactive approach to managing capital resources. Capital raising activities generally take place at Lyons Bancorp while capital use other than dividend payments is primarily related to the Bank's business and regulatory needs. This requires close integration

between Lyons Bancorp and the Bank so that capital movement between the two entities is both timely and appropriately sized.

Our capital management activities starting with our 2000 common stock and warrant offering have been guided by the dual goals of flexibility and prudence. Consequently, our operating approach has been to retain excess capital at Lyons Bancorp while providing capital to the Bank sufficient to maintain a margin over regulatory well-capitalized levels of 5%. Our working target for the Bank is 6.5% or a 30% cushion to the required regulatory amount.

Our 2000 stock offering included a warrant which gave holders the right to buy more stock approximately two years after the offering originally closed. We chose this timing so that the additional capital received when the warrants were exercised would match our expected growth in loans and deposits. Our planning process for our next capital infusion preceded the completion of the warrant exercise in December 2002. At the same time our Board of Directors adopted a strategic goal of increasing our dividend payout ratio to 40% of net income to enhance the investment appeal of our stock. In early 2003, we initiated a process to add capital in the form of trust preferred securities which was completed in June 2003. This provided support for growth while we prepared for the offering being made by this Offering Circular.

We have used the proceeds of our capital raising transactions to both add capital to the Bank when it was needed and pay dividends to our common shareholders. The latter action conserved capital at the Bank. This approach resulted in a regulatory capital account that has increased by 63% at the Bank since the end of 2000. Total GAAP capital at the Bank has increased by a larger 69% due to unrealized gains in the investment portfolio. This is consistent with overall Bank balance sheet growth, and has led to maintaining "well-capitalized" regulatory ratios at every reporting period over the last three years. We are proud of this accomplishment, considering our well above average growth path. Including a warrant in our current offering extends the forward-looking approach to capital management that we have adopted.

Banking Operations

Market Area

During June 2003, we opened our first location in Ontario County, New York by adding a banking office on Seneca Street in Geneva, New York. Expanding into Geneva is strategically important to us. Geneva proper is one of the largest markets in our service area with a population of over 13,000 and bankable deposits of close to $450 million. It is also a city on the rebound; one that is experiencing growth and has caught the eye of investors. Moreover, it is not an over-banked community. When we opened our branch in June, we became but the fourth bank to establish a presence in the city.

While opening our first banking office in Ontario County is important in its own right, being in Geneva has afforded us the opportunity to springboard into other markets in Ontario County and has opened a door on the entire Finger Lakes Region. More specifically, we are now soliciting business in and serving customers from Yates and Seneca Counties, which means our potential market area is double what it was when 2003 began.

With the opening of the Geneva banking office, the Bank now operates nine banking offices within its primary market area, which is centered around Lyons, New York. The Bank's primary market area now encompasses Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York State.

The following maps show the Bank's primary market area:


Counties of
Central New York
Clyde
Ontario
Wolcott
WAYNE
Lyons
Newark
Macedon
MONROE
Syracuse
Jordan
ONONDAGA
Geneva
ONTARIO
SENECA
CAYUGA
YATES


Monroe
Wayne
Onondaga
Ontario
Yates
Seneca
Cayuga

Average Balances And Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale are included in investment securities and mortgage-related securities and yields are calculated on the historical basis. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES
(Dollars in thousands)

	December 31, 2003			December 31, 2002			December 31, 2001		
	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates	Income/ Expense	Average Balances	Yields/ Rates
Assets:									
Loans	$ 107,305	$ 6,987	6.51%	$ 91,893	$ 6,655	7.24%	$ 78,663	$ 6,444	8.19%
Investment Securities									
Taxable	63,981	2,406	3.76%	46,957	2,151	4.58%	34,961	2,037	5.80%
Tax-Exempt	15,243	493	3.23%	12,979	456	3.51%	7,789	296	3.80%
Total Securities	79,224	2,899	3.66%	59,936	2,607	4.35%	42,750	2,333	5.43%
Fed Funds Sold	4,898	45	.92%	7,818	126	1.61%	5,305	206	4.09%
Total Interest Earning Assets	191,427	9,931	5.19%	159,647	9,388	5.88%	126,718	8,983	7.09%
Other Assets	13,102			12,759			9,444		
Total Assets	$ 204,529			$ 172,406			$ 136,162		
Liabilities and Shareholders Equity:									
Interest-Bearing Deposits									
Now Accounts	$ 18,777	$ 129	0.69%	$ 16,777	$ 146	0.87%	$ 12,984	$ 242	1.86%
Money Market Accounts	28,131	455	1.62%	23,037	473	2.05%	8,945	266	2.97%
Savings	44,727	479	1.07%	40,152	596	1.48%	35,323	785	2.22%
Time > $100,000	30,877	511	1.65%	22,640	554	2.45%	21,122	882	4.18%
Other Time	25,916	721	2.78%	21,634	849	3.92%	19,508	993	5.09%
Total Internet-Banking Deposits	148,428	2,295	1.55%	124,240	2,618	2.11%	97,882	3,168	3.24%
FHLB Advances and Repurchase Agreements	14,492	359	2.48%	13,296	370	2.78%	8,606	270	3.14%
Total Preferred Securities	56	5	8.93%	---	---	0.00%	---	---	0.00%
Total Interest Bearing Liabilities	162,976	2,659	1.63%	137,536	2,988	2.17%	106,488	3,438	3.23%
Noninterest-Bearing Deposits	25,600			21,815			18,203		
Other Liabilities	1,473			913			941		
Stockholders' Equity	14,480			12,142			10,530		
Total Liabilities and Stockholders' Equity	$ 204,529			$ 172,406			$ 136,162		
Spread in Interest-Bearing Funds			3.56%			3.71%			3.86%
Net Interest Income		$ 7,272			$ 6,400			$ 5,545	
Net Interest Margin[1]			3.80%			4.01%			4.38%

(1) Net Interest Margin represents net interest income divided by average interest-earning assets.

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Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates residential mortgages which it sells to third parties and retains servicing rights.

The following tables include a Summary of Loan Portfolio, Maturities of Loans, Sensitivity of Loans to Changes in Interest Rates and a Volume/Rate Analysis:

Summary of Loan Portfolio
By Type
(Dollars in thousands)

Type	As of December 31, 2003	2002	2001	2000	1999
Domestic:					
Commercial, financial and agricultural	$ 73,461	$ 46,813	$ 40,380	$ 33,728	$ 26,618
Real estate - mortgage loans	36,043	32,504	30,029	29,485	26,428
Installment and other consumer loans	18,071	18,524	14,447	9,065	6,707
Sub-total	$127,575	$ 97,841	$ 84,856	$ 72,278	$ 59,753
Foreign	---	---	---	---	---
Total loans	$127,575	$ 97,841	$ 84,856	$ 72,278	$ 59,753
Allowance for loan and lease losses	(1,658)	(1,224)	(1,007)	(817)	(697)
Total loans, net of allowance	$125,917	$ 96,617	$ 83,849	$ 71,461	$ 59,056

Maturities of Loans
As of December 31, 2003
(Dollars in thousands)

	Maturing within one year	Maturing after one but within five years	Maturing after five years	Total
Commercial, financial, agricultural	$ 19,632	$ 11,276	$ 42,553	$ 73,461

Sensitivity of Loans to Changes in Interest Rates
(Dollars in thousands)

	As of December 31, 2003 Fixed Rate	Variable Rate
Due after one but within five years	$ 16,270	$ 6,301
Due after five years	$ 55,685	$ 28,025

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Volume Rate Analysis
(Dollars in thousands)

	2003 Compared to 2002			2002 Compared to 2001		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
Interest Income:	Volume[1]	Rate[2]	Total	Volume[1]	Rate[2]	Total
Loans	$ 1,116	$ (672)	$ 444	$ 1,084	$ (747)	$ 337
Investment Securities	836	(385)	451	933	(468)	465
Federal Funds Sold	(50)	(48)	(98)	103	(126)	(23)
Total Interest Income	1,902	(1,105)	797	2,120	(1,341)	779
Interest Expense:						
NOW	17	(31)	(14)	71	(129)	(58)
MMDA	105	(100)	5	419	(82)	337
Savings	68	(166)	(98)	107	(261)	(154)
Time>$100,000	202	(179)	23	63	(365)	(302)
Other Time	168	(247)	(79)	108	(227)	(119)
FHLB Borrowings	33	(161)	(128)	147	(31)	116
Trust Preferred Securities	---	---	---	---	---	---
Total Interest Expense	593	(884)	(291)	915	(1,095)	(180)
Net Change in Interest Income	$ 1,309	$ (221)	$ 1,088	$ 1,205	$ (246)	$ 959

(1) The volume variance reflects the change in average balance outstanding multiplied by the average rate during the prior period. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. Non-accruing loans have been used in the daily average balances to determine changes in interest and income to due volume.

(2) The rate variance reflects the change in average rate multiplied by the average balance outstanding.

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and re-pricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates. The Bank measures its interest rate risk through the use of guidelines designed to measure the impact on an annualized net interest margin due to an immediate 2% change in interest rates. Quarterly, the change in net interest income, as well as several other strategic measurement ratios, are presented to the Bank's Asset/Liability Committee ("ALCO") and Board of Directors and compared to Bank established guidelines. The Bank has historically maintained the ratios within the acceptable ranges of the guidelines.

A useful measure of the Bank's interest rate risk is "interest sensitivity gap", the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate "gap" analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through maturity or rate adjustment. A "positive" gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly than on its assets in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

The Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets and liabilities may decrease during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Bank's interest rate sensitivity at December 31, 2003. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

Interest Rate Sensitivity
(Dollars in thousands)

	0-3 Months	4-6 Months	7-12 Months	1-5 Years	5 Years +	Total
Assets:						
Fed Funds Sold	$ -	$ -	$ -	$ -	$ -	$ -
Interest Bearing Deposits	100	-	-	-	-	100
Investment Securities	5,683	4,276	4,344	29,164	26,173	69,640
Loans	51,320	7,343	10,501	44,780	13,417	127,361
Total Interest Sensitive Assets	$ 57,103	$ 11,619	$ 14,845	$ 73,944	$ 39,590	$ 197,101
Liabilities:						
NOW/Money Market/Savings	$ 87,704	$ -	$ -	$ -	$ -	$ 87,704
Certificates of Deposit	13,079	5,219	23,554	10,812	-	52,664
Individual Retirement Accounts	5,068	57	331	483	15	5,954
Securities sold under agreement to repurchase	8,059	-	-	-	-	8,059
Advances from Federal Home Loan Bank	8,600	-	1,000	-	3,000	12,600
Advances from subsidiary	1,000	-	-	-	-	1,000
Total Interest Sensitive Liabilities	$ 123,510	$ 5,276	$ 24,885	$ 11,295	$ 3,015	$ 167,981
GAP:						
Period	$ (66,407)	$ 6,343	$(10,040)	$ 62,649	$ 36,575	$ 29,120
Cumulative	$ (64,407)	$(60,064)	$(70,104)	$ (7,455)	$ 29,120	

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Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, third party loan reviewers periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the allowance and its adequacy, management considers the Bank's loan loss experience, the amount of past-due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential loan losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank's policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy. Management's judgement as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and real estate loans ceases whenever the payment of principal or interest becomes 90 days past due or the valuation of the collateral held materially deteriorates to the extent that the loan can no longer be regarded as adequately secured. The policy also provides that accrual of interest on residential mortgages ceases whenever payment of principal or interest becomes 90 days delinquent. Our consumer loan policy provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present for the past five years a summary of the "Allocation of Allowance for Loan Loss by Loan Type" and an "Analysis of Changes in the Allowance for Loan Losses". :

Allocation of Allowance for Loan Losses
by Loan Type
(Dollars in thousands)

	As of December 31,									
	2003		2002		2001		2000		1999	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Domestic:										
Commercial, financial and agricultural	$ 1,149	58%	$ 666	48%	$ 690	48%	$ 494	47%	$ 358	45%
Real Estate - mortgage	$ 383	28%	$ 296	33%	$ 201	35%	$ 183	41%	$ 153	44%
Installment loans to individuals	$ 120	14%	$ 245	19%	$ 142	17%	$ 61	12%	$ 53	11%
Special Y2K allocation	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%	$ 50	0%
Foreign:	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%
Not specifically allocated	$ 6	0%	$ 17	0%	$ (26)	0%	$ 79	0%	$ 83	0%
TOTAL	$ 1,658	100%	$ 1,224	100%	$ 1,007	100%	$ 817	100%	$ 697	100%

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Analysis of Changes in Allowance for Loan Losses
(Dollars in thousands)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Balance at beginning of the period	$ 1,224	$ 1,007	$ 817	$ 697	$ 538
Charge-offs:					
Domestic:					
Commercial, financial and agricultural	95	328	54	---	---
Real estate - mortgage	---	8	17	20	---
Installment loans to individuals	138	73	69	44	33
Credit cards	3	---	6	31	13
Foreign:	---	---	---	---	---
Total charge offs	$ 236	$ 409	$ 146	$ 95	$ 46
Recoveries:					
Domestic:					
Commercial, financial and agricultural	16	21	2	---	---
Real estate - mortgage	2	1	2	2	---
Installment loans to individuals	49	29	29	33	44
Credit cards	1	2	5	4	6
Foreign:	---	---	---	---	---
Total recoveries	$ 68	$ 53	$ 38	$ 39	$ 50
Net charge-offs	$ 168	$ 356	$ 108	$ 56	$ (4)
Provision charged to operations	$ 602	$ 573	$ 298	$ 176	$ 155
Balance at end of period	$ 1,658	$ 1,224	$ 1,007	$ 817	$ 697
Ratio of charge-offs net of recoveries to average loans outstanding	0.16%	0.39%	0.14%	0.09%	0.00%
Allowance for loan loss as a percentage of total loans at period end	1.30%	1.25%	1.19%	1.13%	1.17%

The following tables below summarizes the Bank's non-performing assets for the past five years:

Non-Performing Loans
(Actual dollars)

	As of December 31,				
	2003	2002	2001	2000	1999
Loans accounted for on a non-accrual basis:					
Notes	$ 219,000	$ 105,000	$ 99,000	$ 160,000	$ 29,000
Mortgages	$ 170,000	$ 163,000	$ 141,000	$ 41,000	$ 147,000
Total non-performing loans	$ 389,000	$ 268,000	$ 240,000	$ 201,000	$ 176,000

Past Due and Renegotiated Loans
(Actual dollars)

	As of December 31,				
	2003	2002	2001	2000	1999
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)[1]	$ 4,000	$ ---	$ ---	$ 18,000	$ ---
Performing but renegotiated loans	$ 1,514,000	$ 1,001,000	$ 404,000	$ 299,000	$ 990,000
	$ 1,518,000	$ 1,001,000	$ 404,000	$ 317,000	$ 990,000

(1) Loans are still in the process of collection or are adequately collateralized.

Information regarding foregoing interest follows:

Foregone Interest on Past Due and Renegotiated Loans
(Actual dollars)

	2003	2002	2001	2000	1999
Domestic Loans:					
Interest recognized	$ 16,743	$ 27,547	$ 17,427	$ 12,889	$ 39,938
Foregone Interest	$ 7,019	$ 19,295	$ 3,867	$ 3,191	$ 5,602
Interest income that would have been accrued at original terms	$ 23,762	$ 46,842	$ 21,294	$ 16,080	$ 45,540

Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of shareholders' equity, net of income tax effects. Securities classified in the held to maturity category are accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. We eschew a securities trading portfolio.

The securities portfolio also includes non-marketable equity securities totaling $810,000 that are carried at cost because they are not readily marketable or have no quoted market value. These include investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and New York State Business Development Corporation stock. As a member of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York, the Bank is required to hold stock in these entities. The New York State Business Development Corporation is a privately owned entity, managed and funded by banks across New York State. Its mandate is to promote employment and economic development through long term loans to creditworthy small and medium size businesses that are candidates for financing outside of or in conjunction with conventional bank sources.

The following tables summarize the fair value of the Available-for-Sale portfolio and the amortized cost of the Held-to-Maturity portfolio:

Investment Securities
(Dollars in thousands)

	As of December 31		
Available-for-Sale	2003	2002	2001
US Treasury securities	$ 5,083	$ 13,387	$ 2,989
US Government securities	22,585	24,413	26,096
Mortgage backed securities	25,377	18,243	5,790
State and local government obligations	14,572	17,252	13,941
	$ 67,617	$ 73,295	$ 48,816
Held-to-Maturity			
State and local government obligations	$ 1,213	$ 2,882	$ 1,728
Federal Home Loan Bank stock	630	600	450
Federal Reserve Bank stock	80	35	35
NYSBD Common Stock	100	100	100
	$ 2,023	$ 3,617	$ 2,313

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of Lyons Bancorp and the Bank at December 31, 2003, by final contractual maturity or repricing date, are as follows:

Investment Portfolio

(Dollars in thousands)

Available-for-Sale

	Fair Value	Average Yield[1]
Due in one year or less	$ 5,722	5.77%
Due after one to five years	49,078	4.57%
Due after five to ten years	12,817	5.02%
Due after ten years	---	---
Total	$ 67,617	4.76%

Held-to-Maturity

	Amortized Cost	Average Yield[1]
Due in one year or less	$ 515	3.69%
Due after one to five years	201	6.10%
Due after five to ten years	34	6.57%
Due after ten years	463	8.26%
Total[2]	$ 1,213	5.91%
Total Investment Securities	$ 68,830	4.78%

(1) Average yields are stated on a tax equivalent basis.
(2) Total does not include equity securities

Sources of Funds

General. The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits as of the end of each of our last three fiscal years:

Deposits
(Dollars in thousands)

	As of December 31		
	2003	2002	2001
Non-Interest Bearing Deposits	$ 27,884	$ 24,206	$ 20,175
Interest Bearing Deposits:			
NOW Accounts	20,893	17,659	16,122
Savings	45,201	39,027	36,730
Money Market	21,610	21,091	12,973
Time Deposits >$100,000	31,925	28,902	24,064
Other Time	26,693	24,409	20,037
Total Interest Bearing Deposits	146,322	131,088	109,926
Total Deposits	$ 174,206	$ 155,294	$ 130,101

The maturity distribution of time deposits of $100,000 or more at December 31, 2003 was:

Maturity	As of December 31, 2003 (Dollars in thousands)
3 Months or Less	$ 8,171
Over 3 Months through 6 Months	1,320
Over 6 Months through 12 Months	18,641
Over 12 Months	3,793
Total	$ 31,925

Borrowings. To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York and under securities repurchase agreements with customers. The following table summarizes these borrowings as of and for the indicated years ended December 31:

Short-Term Borrowings
(Dollars in thousands)

	As of and for the year ending December 31, 2003					
	2003		2002		2001	
	Amount	Average Yield	Amount	Average Yield	Amount	Average Yield
Federal Home Loan Bank Advances	12,600	2.40%	9,500	3.35%	5,000	3.82%
Securities Sold under Agreement to Repurchase	8,059	1.81%	8,435	2.28%	8,356	2.87%
TOTAL	20,659	2.17%	17,935	2.85%	13,356	3.23%

As of December 31, 2003, the Bank had $20.7 million of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2003, the Bank had $16.9 million of collateral for such purposes and $12.6 million of funds advanced from the

Federal Home Loan Bank of New York. In addition, the Bank may access funds through general markets such as wholesale brokered certificates of deposit and national repurchase agreements. At December 31, 2003, the Bank had no wholesale brokered certificate of deposits or national repurchase agreements.

The following table presents information concerning Federal Home Loan Bank Advances as of and for the indicated years ended December 31:

Federal Home Loan Bank Advances
(Dollars in thousands)

	For the years ended December 31,		
	2003	2002	2001
Average Balance	$ 7,243	$ 6,240	$ 2,426

The following tables present information concerning securities sold under agreements to repurchase for the indicated years ended December 31:

Securities Sold under Agreement to Repurchase
(Dollars in thousands)

	For the years ended December 31,		
	2003	2002	2001
Average Balance	$ 7,249	$ 7,056	$ 6,166
Maximum month-end balance	$ 8,391	$ 8,826	$ 8,754

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

In June 2003, we formed a statutory trust company, Lyons Capital Statutory Trust I, a wholly-owned Connecticut statutory business trust subsidiary, for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In June 2003, we issued $1.0 million of subordinated debentures to the Trust and the Trust issued $1.0 million in trust preferred securities. The subordinated debentures are the principal asset of the Trust. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier I capital for regulatory purposes. The interest rate on this security, 3.92% at December 31, 2003, is variable, adjusting quarterly at three-month LIBOR plus 2.75%. The interest is payable quarterly. The trust preferred securities mature on June 23, 2033, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier I capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to the Trust also mature on June 27, 2033 and bear interest at the three-month LIBOR plus 2.75% (3.92% at December 31, 2003), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures, in

whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2003 to 100% on June 27, 2013 and after. If we elect to defer interest payments as described above, or if the debentures are in default, we are prohibited from declaring or paying dividends.

Legal Proceedings

Currently, we are not subject to any pending or threatened lawsuits in which claims for monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Many of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of December 31, 2003, we employed 77 persons (full-time equivalent). The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the nine banking offices operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
35 William Street, Lyons, New York 14489	Owned
Routes 14 & 31, Lyons, New York 14489	Owned
4 Williams Street, Clyde, New York 14433	Leased
2 North Main Street, Jordan, New York 13080	Owned
5996 New Hartford Street, Wolcott, New York 14590	Owned
750 West Miller Street, Newark, New York 14513	Leased
1503 Canandaigua Road, Macedon, New York 14502	Leased
41 Seneca Street, Geneva, New York 14456	Leased
Tops Plaza, 6256 Furnace Road, Ontario, New York 14519	Leased

The above properties and land owned by the Bank at December 31, 2003 had a net book value of $1.3 million. None of these properties were subject to any encumbrances.

The Bank leases properties from other parties for its remaining banking offices. For the year ended December 31, 2003, total rental fees of $130,092 were paid for these properties. These leases expire from April 2007 to November 2012.

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and other data. for the years and at the dates indicated. The information at December 31, 2003 and 2002, and for the years then ended is derived in part from and should be read together with our audited consolidated financial statements and notes thereto beginning at page F-2 of this Offering Circular. The information at December 31, 2001 and for the fiscal year then ended is derived in part from our audited consolidated financial statements which are not included in this Offering Circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results are not necessarily indicative of results that may be expected for any future period.

	For the year ended December 31,		
	2003	2002	2001
Income Statement Summary:			
Interest income	$ 9,931	$ 9,388	$ 8,982
Interest expense	2,659	2,988	3,438
Provision for loan losses	602	573	298
Net interest income after provision for loan losses	6,670	5,827	5,246
Non-interest income	2,067	1,612	1,132
Non-interest expense	6,606	5,663	4,846
Income tax expense	496	475	525
Net income	1,635	1,301	1,007
Per share data [1]:			
Net income	$ 2.33	$ 1.99	$ 1.57
Basic	N/A	$ 1.99	$ 1.56
Diluted			
Book value			
Basic	21.18	21.48	16.99
Diluted	n/a	n/a	16.91
Cash dividends			
Basic	0.58	0.41	0.28
Period End Balance Sheet Summary:			
Total assets	$ 212,840	$ 189,681	$ 155,329
Investment securities	69,640	76,911	51,130
Loans	127,575	97,841	84,856
Allowance for loan losses	1,658	1,224	1,007
Deposits	174,206	155,294	130,101
Shareholders' equity	14,832	14,014	10,900
Selected Financial Ratios:			
Return on average assets	0.80%	0.75%	0.74%
Return on average shareholders' equity	11.29%	10.71%	9.57%
Dividends declared to net income	24.72%	20.37%	17.85%
Loans to deposits	73.23%	63.00%	65.22%
Non-performing loans to total period end loans	0.30%	0.27%	0.28%
Net charge-offs to average loans outstanding	0.16%	0.39%	0.38%
Allowance for loan losses to total loans at period-end	1.30%	1.25%	1.19%
Average shareholders' equity to average total assets	7.08%	7.04%	7.73%
Allowance for possible loan losses to non-performing assets, including OREO (period end number)	379.02%	456.74%	419.63%

{472628:}

Capital Ratios[2]:			
Leverage ratio	7.28%	6.50%	6.70%
Tier 1 risk-based capital	11.29%	12.17%	11.61%
Total risk-based capital	12.51%	13.34%	12.70%
Other data:			
Number of banking offices	9	8	7

(1) During 2001 and continuing until December 31, 2002, we had unexercised outstanding common stock and warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2002. During 2002 and 2001, warrant holders purchased 26,469 shares and 1,280 shares for $992,588 and $48,000, respectively.

(2) In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I in which we own all of its common beneficial interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operation and financial condition of Lyons Bancorp, Lyons Capital Statutory Trust I, The Lyons National Bank, Lyons Realty Associates and LNB Life Agency on a consolidated basis. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes relating thereto appearing elsewhere in this Offering Circular.

All share amounts and dollar amounts per share have been adjusted to reflect our December 31, 2003 2-for-1 stock split.

2003 Financial highlights as compared to 2002 results

Overview

We reached, and then exceeded four financial milestones in 2003 and extended our market coverage into a new county. First, our net after tax income grew in excess of 25% to an all-time high of $1.6 million versus $1.3 million in 2002. Second, in February of 2003, total assets exceeded $200 million for the first time in our company's history. We continued to grow and finished the year at $212.8 million. Third, in May, our loan portfolio reached the long sought after benchmark of $100 million, and by December 31, 2003, strong loan demand had raised the portfolio to $127.6 million. We could have ended the year with even higher outstandings, but we chose to book many of our residential loans in our off-balance sheet serviced portfolio. This portfolio increased almost 150% during 2003, ending the year at $22 million compared to $9 million at the end of 2002. Servicing income on these loans exceeded $50,000. Last, but far more important for future years, we opened our ninth banking office on Seneca Street in Geneva, New York.

Income Statement

Total net after tax income for 2003 was $1.6 million, an increase of $334,000, or 25.7% from $1.3 million for 2002. The increase in total net income was the result of increases in net interest income of $872,000 and non-interest income of $455,000, offset by increases in non-interest expense of $943,000, increases in the provision for loan losses (expense) of $29,000, and increased income tax expense of $21,000. Diluted earnings per share increased to $2.33 in 2003, an increase of 17.1% from $1.99 in 2002.

Net interest income is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities. Lyons Bancorp's interest earning assets are primarily loans to businesses and individuals. Interest bearing liabilities consist primarily of savings, money market accounts and certificates of deposit. Generally, changes in net interest income are measured by net interest rate spread and net interest margin. Net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets.

Net interest income was nearly $7.3 million in 2003. This was an increase of $872,000 or 13.6% from 2002's $6.4 million. The net interest rate spread for 2003 was 3.65% as

compared to 3.71% for 2002. For 2003, the net interest margin was 3.88% compared to 4.01% for 2002. Net interest income increased as a result of net growth of interest earning assets and interest bearing liabilities exceeding the effect of declines in interest rates on such assets and liabilities.

Total interest income increased by $543,000 or 5.8% to $9.9 million for 2003, compared to 2002's amount of $9.4 million. The increase was a result of an increase in the average loan portfolio and investment securities balances. The effect on interest income from the increased size of the average loan and investment securities portfolio was offset by a decrease in interest rates related to market conditions.

Total interest expense decreased $329,000 or 11.0% to almost $2.7 million for 2003, compared to 2002's amount of nearly $3.0 million. The decrease is primarily the result of historically low interest rates. In addition, existing interest bearing liabilities, such as certificates of deposits, renewed for lower than original interest rates. The reduction in interest expense from lower interest rates was offset in part by an increase in interest bearing liabilities in 2003 compared to 2002.

Non-interest income consisted primarily of customer service fees, gains on sales and servicing of residential mortgage loans, and gains on sales of investment securities. Non-interest income increased $455,000 or 28.4% to $2.1 million for 2003, as compared to $1.6 million for 2002. The increase was primarily the result of fees earned on servicing our expanding customer base, fees earned from originating, selling, and servicing our loan portfolio, and realized gains from sales of available-for-sale investment securities.

Non-interest expense consists of salaries and benefits, occupancy, and other expenses. Non-interest expense increased $943,000 or 16.5% to $6.6 million for 2003, as compared to $5.7 million for 2002. In general, these expenses have increased to support the continued growth of the organization. The largest non-interest expense was for salaries and benefits, which rose $551,000 or 19.6% due to the addition of lending and branch personnel, as well as, continued increases in insurance premiums paid by the organization on behalf of its employees. Occupancy expenses increased $127,000 or 10.6% primarily the result of our implementation of a high speed telecommunication network between our branch and operational locations, as well as, the expansion of our Internet banking delivery service to include transactional, bill payer, and cash management capabilities. Other expenses increased $265,000 or 15.9% primarily the result of partially converting to a data center environment for transaction processing. The conversion is expected to mitigate future technology costs related to transaction processing activities.

The provision for loan loss is charged to operations to increase the total allowance to a level deemed appropriate by management based on a number of factors. See "Our Company – Asset Quality." In 2003, the provision for loan loss was $602,000. This compares to $573,000 for 2002. We increased the reserve from proceeds received on gains on sales of available for sale securities and from core earnings. As of December 31, 2003, the total allowance for loan losses as a percentage of gross loans was 1.30%, which is an increase from the December 31, 2002 measurement of 1.27%.

In 2003, we took advantage of opportunities to realize gains on sales of available-for-sale securities. This resulted in non-interest income of $254,000 in 2003 versus almost $204,000 in

2002. With the continued low interest rate environment, issuers of investment securities exercised their option to call such investment securities. In anticipation of securities being called, we sold some securities at a gain.

Income tax expense was $496,000 (23.3% of pre-tax net income) for 2003 as compared to $475,000 (26.8% of pre-tax net income) for 2002. The decrease in the percentage of taxes compared to pre-tax net income was the result of higher levels of tax exempt interest income we recognized.

Balance Sheet

Total assets. Total assets on December 31, 2003 were $212.8 million, an increase of $23.1 million or 12.2% from $189.7 million recorded on December 31, 2002. The increase in assets was funded by deposit growth, the liquidation of investment securities and our strategy of borrowing from the Federal Home Loan Bank of New York, as the need arises.

Loans. Gross loans totaled $127.6 million at December 31, 2003, an increase of $29.8 million or 30.4% from the balance of $97.8 million at December 31, 2002. Residential real estate loans increased $3.5 million or 10.9% due to residential loan refinancing. Commercial real estate loans and commercial loans increased $10.7 million and $16.0 million or 44.2% and 70.5%, respectively, as a result of expansion into new and existing markets. Consumer loans decreased $466,000 or 2.5%, primarily the result of competition from non-banking finance companies.

Loan Quality. Average delinquent loans for the twelve months of 2003 were 1.21%. This is an improvement from a twelve month average of 1.65% in 2002. Net charge-offs for the year 2003 were $168,000 or 0.16% of average loans outstanding. This compares to net charge-offs of $356,000 or 0.39% of average loans for 2002. The allowance for loan loss was funded at a level of nearly $1.7 million or 1.30% of year-end loans at December 31, 2003. This compares to a funding level of $1.2 million or 1.25% of average loans at December 31, 2002. Non-performing loans totaled $389,000 or 0.30% of total loans outstanding at December 31, 2003. This compared to a level of $268,000 or 0.28% of loans outstanding at December 31, 2002.

Investments. Holdings of investment securities were $69.6 million at December 31, 2003, a decrease of $7.3 million or 9.5% from the amount at December 31, 2002 of $76.9 million. The decrease resulted from securities that matured, were called, or were sold. The proceeds from such transactions were not re-invested in securities, but were used to support loan growth. The carrying value of available-for-sale securities includes net unrealized gains of $964,782 at December 31, 2003 (reflected as unrealized appreciation of $598,870 in shareholders' equity after deferred taxes) as compared to net unrealized appreciation of $2.1 million ($1.2 million net of taxes) at December 31, 2002.

Deposits. Deposits are the major source of funds for lending and investment activities. Total deposits at December 31, 2003 were $174.2 million, an increase of $18.9 million or 12.2% over total deposits of $155.3 million at December 31, 2002. Demand (checking) accounts grew $6.9 million or 16.5%, savings accounts grew $6.7 million or 11.1%, and time (certificates of deposit and individual retirement accounts) accounts grew $5.3 million or 10.0%. Growth in all deposit categories was primarily the result of our continued efforts to expand our customer base.

Borrowings. Total borrowings at December 31, 2003 were $21.7 million, an increase of $3.8 million or 21.2% over total borrowings at December 31, 2002 of $17.9 million. Increased borrowings resulted from our need to fund continued loan demand. As of December 31, 2003 we had six advances from the Federal Home Loan Bank of New York totaling $12.6 million, with interest rates ranging from a low of 1.04% to a high of 4.76%. Also, in 2003 we finalized financing of $1.0 million through the issuance of trust preferred securities, which for generally accepted accounting purposes is treated as a borrowing, but for regulatory capital purposes is treated as Tier I capital.

Shareholders' Equity. As of December 31, 2003, total shareholders' equity was $14.8 million, an increase of $818,000 or 5.8% from shareholders' equity measured on December 31, 2002. Equity grew as a result of earnings growth of $1.63 million and proceeds from the sales of treasury stock of $239,000, less equity reductions from distributions of dividends to common shareholders of $404,000 and reduction in unrealized net gain on securities available for sale of $652,000.

2002 Financial Highlights as compared to 2001 results

Income Statement

Total net after tax income for 2002 was $1.3 million, an increase of $293,000 or 29.3% from $1.0 million for 2001. The increase in total net income was the result of increases in net interest income of $855,000, increases in non-interest income of $480,000, and decreases in income tax expense of $50,000, offset by increases in non-interest expense of $817,000 and increases in the provision for loan losses (expense) of $275,000. Diluted earnings per share increased to $1.99 in 2002, a 27.6% increase from $1.56 in 2001.

Net interest income was $6.4 million in 2002. This was an increase of $855,000 or 15.5% from 2001's $5.5 million. The net interest rate spread for 2002 was 3.71% as compared to 3.86% for 2001. For 2002, the net interest margin was 4.01% compared to 4.38% for 2001. Net interest income increased as a result of net growth of interest earning assets and interest bearing liabilities, which exceeded the effect of declines in interest rates on such assets and liabilities.

Total interest income increased by $405,000 or 4.5% to $9.4 million for 2002, compared to 2001's amount of $9.0 million. The increase was a result of increased average loan and investment portfolios. The total impact on interest income from these increases was offset by decreasing interest rates.

Total interest expense decreased by $450,000 or 13.2% to $3.0 million for 2002, compared to 2001's total of $3.4 million. Interest expense declined in 2002 even as interest bearing liabilities grew. This was the result of declining interest rates, which fell throughout 2002 in response to the Federal Reserve Banks' policy of reducing the discount rate.

Non-interest income increased $480,000 or 43.6% to $1.6 million for 2002, as compared to $1.1 million for 2001. The increase was the result of fees earned from our customer base,

realized gains from sales of available-for-sale investment securities, and commissions earned from sales of brokerage and insurance products.

Non-interest expense increased $817,000 or 17.0% to $5.7 million for 2002, as compared to $4.8 million for 2001. The largest non-interest expense was for salaries and benefits, which increased $627,000 or 28.8% due to the addition of administrative and branch personnel, as well as, increased expenses related to insurance and pension premiums paid by the Bank on behalf of its employees. Occupancy expenses increased $78,000 or 7.0% primarily the result of our organizational expansion efforts. Other expenses increased $112,000 or 7.2% as a result of increased advertising and general expenses related to the growth of the organization.

In 2002, we had a provision for loan loss of $573,000. This compares to $298,000 for 2001. We increased the reserve primarily from gains on sales of available for sale securities, as well as, core earnings. As of December 31, 2002, the allowance for loan loss as a percentage of gross loans was 1.27%, which was an increase from the December 31, 2001 measurement of 1.19%.

In 2002, we sold available-for-sale investment securities and realized gains of $204,000, which was an increase from 2001's realized gain of $92,000. With declining market interest rates, the majority of our available-for-sale investment securities were being held at premiums to book value. We sold some of the securities to realize gains prior to them being called by issuers and to fund growth in the loan loss reserve.

Income tax expense for 2002 was $475,000 (26.8% of pre-tax net income) compared to $525,000 (34.3% of pre-tax net income) for 2001. The reason that our tax obligation fell as our income rose was due to our efforts to invest in tax-advantaged assets.

Balance Sheet

Total assets. Total assets on December 31, 2002 were $189.7 million, an increase of $34.4 million or 22.1% from $155.3 million recorded on December 31, 2001. The increase in assets was funded primarily from deposit growth as a result of increased market penetration by our banking franchise.

Loans. Gross loans totaled $97.8 million at December 31, 2002, an increase of $12.9 million or $15.2% from December 31, 2001's recorded amount of $84.9 million. Residential real estate loans grew $2.5 million or 8.2% due to marketing efforts for this loan product. This does not include an additional $6.9 million of residential real estate loans that were originated and sold to the Federal Home Loan Bank. Commercial real estate and commercial loans increased $4.3 million and $2.2 million or 21.3% and 10.7%, respectively as we continued to expand our business lending activities. Consumer loans grew $4.1 million or 28.4% due to our expanded relationships with quality automotive and boat dealerships in our market areas to provide loan-underwriting services.

Loan Quality. Average delinquent loans for the twelve months of 2002 were 1.65%. This is an increase from a twelve month average of .75% in 2001. Net charge-offs for the year 2002 were $356,000 or 0.39% of average loans outstanding. This compares to net charge-offs of $108,000 or 0.14% of average loans for 2001. Increases in average delinquent loans and net

charge-offs in 2002 was the result of one problem commercial loan that was identified and successfully liquidated. The allowance for loan loss was funded at a level of $1.2 million or 1.25% of year-end loans at December 31, 2002. This compares to a funding level of $1.0 million or 1.19% of average loans at December 31, 2001. Non-performing loans totaled $268,000 or 0.28% of total loans outstanding at December 31, 2002. This compared to a level of $240,000 or 0.28% of loans outstanding at December 31, 2001.

Investments. Total investment securities were $76.9 million on December 31, 2002, an increase of $25.8 million or 50.5% from $51.1 million recorded on December 31, 2001. The increase resulted from the substantial growth in deposits, which out-paced the growth in the loan portfolio. To maintain necessary liquidity to fund future loan growth, we invested primarily in short-term US Treasury securities, which grew by $9.9 million or 319.4%, and mortgage-backed securities, which grew by $12.2 million or 210.3% and produce monthly cash flows. The carrying value of available-for-sale securities includes net unrealized gains of $2.1 million at December 31, 2002 (reflected as unrealized appreciation of $1.2 million in shareholders' equity after deferred taxes) as compared to net unrealized appreciation of $292,815 ($175,688 net of taxes) at December 31, 2001.

Deposits. Total deposits at December 31, 2002 were $155.3 million, an increase of $25.2 million or 19.4% from total deposits of $130.1 million at December 31, 2001. Demand (checking) accounts grew $5.6 million or 15.4%, savings accounts grew $10.4 million or 20.9%, time accounts grew $9.2 million or 20.9%. Growth in all deposit categories was the result of our growth in existing and new markets.

Borrowings. Total borrowings at December 31, 2002 were $17.9 million, an increase of $4.5 million or 33.6% from total borrowings at December 31, 2001. With interest rates at historically low levels in 2002, we took opportunities to borrow at favorable interest rates. On December 31, 2002 we had seven outstanding advances from the Federal Home Loan Bank of New York, which totaled $9.5 million, with interest rates ranging from a low of 1.35% to a high of 4.76%.

Shareholders' Equity. As of December 31, 2002, total shareholders' equity was $14.0 million, an increase of $3.1 million or 28.4% from shareholders' equity measured on December 31, 2001. Shareholders' equity grew as a result of earning growth of $1.3 million, additional paid in capital from shareholders' conversion of 26,469 warrants into common stock of $979,000, and the tax affected unrealized market appreciation of investment securities of $1.1 million. Also, in 2002, $265,000 of cash dividends was paid to common shareholders.

Liquidity

Liquidity involves our ability to raise funds to support asset growth, meet deposit withdrawals and other borrowing needs, maintain reserve requirements and otherwise sustain our operations. The primary sources of liquidity are cash, the sale or maturity of existing liquid assets (federal funds sold, securities classified as available-for-sale, loan and mortgage backed securities, early retirement and loans maturing within one year) as well as the acquisition of additional funds through liability management. We also from time to time engage in capital

raising transactions. For more information see "Our Company - Source of Funds" and "Capital Management".

The Bank carefully manages both its short-term and long-term liquidity position. On a monthly basis, the Bank prepares a one-year forward cash flow report projecting expected changes in business cash flows (primarily local loans and deposits), funding cash flows (non-local or large funding maturities) and investing cash flows (sales, maturities, or principal paydowns). Sources and uses of funds from this report are compared to liquidity reserves (assets that could be sold or borrowed against) and the capacity to borrow additional funds on an unsecured basis to confirm that the Bank's needs are fully covered. This report forms the foundation of the short and intermediate term liquidity management at the Bank.

Cash flow of $22.5 million was provided by financing activities during 2003, primarily representing increased deposits and borrowings. Cash flow provided by operating activities, primarily representing net income and non-cash expenses such as the loan loss provision, premium amortization on securities and depreciation, totaled $2.8 million. Cash flow used in investing activities, primarily to purchase investment securities available-for-sale, and to fund increases in loans, offset somewhat by proceeds from sales of and principal payments received on investment securities available for sale, totaled $24.5 million in the twelve months ended December 31, 2003. The net increase in cash and cash equivalents was $0.8 million from $6.7 million at year-end 2002 to $7.5 million at year-end 2003.

Longer-term liquidity management is dependent on properly managing the growth of the assets and liabilities of the Bank over time. The Bank's primary use of cash is to fund loans and to purchase securities available for sale, and the Bank's primary sources of funds that we use to make loans and purchase securities are deposits and borrowings. Accordingly, the relationship between gross loans and total deposits provides a useful measure of our liquidity. Since repayment of loans tends to be less predictable than the maturity of investments and other liquid resources, the higher the loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2003, the ratio of loans-to-deposits (excluding loans held for sale) was 72.9%, compared to 62.7% at December 31, 2002.

Lyons Bancorp, as parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Substantially all of Lyons Bancorp's revenues are obtained from interest income on investments, because there are statutory and regulatory provisions that limit the ability of the Bank to pay dividends and to make loans to us. At December 31, 2003, Lyons Bancorp had nearly $1.0 million of short-term investments. During 2004, Lyons Bancorp's expected expenses combined with dividend payments consistent with our strategic goal to increase our dividend payout ratio can be met from the reserves we hold. In addition, the proceeds of this offering are expected to be held by Lyons Bancorp pending investment in the Bank to support its business needs. For more information, see "How we Intend to Use Proceeds" and "Our Company - Capital Management."

We believe that our liquidity is adequate to meet our operating needs and financial obligations through 2004.

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. See Note N of the Lyons Bancorp "Notes to Consolidated Financial Statements."

The Bank's contingent liabilities and commitments are as follows:

Total Payments Due by Period
at December 31, 2003:
(Dollars in thousands)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Consumer Lines of Credit	764	---	---	8,368
Commercial Lines of Credit	16,054	---	---	396
Other Commitments to Make Loans	28,921	---	---	---
Standby Letters of Credit	365	61	---	---
Total	46,104	61	---	8,764

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans. management obtains independent appraisals for significant collateral. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgements about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and national banks are extensively regulated under both state and federal law. The following is a summary of certain laws and regulations that affect Lyons Bancorp and the Bank. It is not intended to be an exhaustive description of the laws and regulations applicable to Lyons Bancorp and the Bank, to the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations. Any change in applicable laws or regulations may have a material effect on our business and prospects and those of the Bank.

Supervision, regulation and examination of Lyons Bancorp and the Bank are designed primarily for the protection of depositors and not for Lyons Bancorp or its shareholders.

Financial Holding Company Regulation

General

Lyons Bancorp is registered as a financial holding company under the Bank Holding Company Act of 1956 (the "BHCA") and the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). As such, we are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As a financial holding company, we are required to file with the Federal Reserve Board an annual report and additional information as required by the Federal Reserve Board pursuant to the BHCA. The Federal Reserve Board makes regular examinations of us and may make examinations of our subsidiaries.

Investment Activities

The BHCA requires prior approval of the Federal Reserve Board where a financial holding company proposes to acquire direct or indirect ownership of control of more than 5% of the voting shares of any bank (unless it owns a majority of such bank's voting shares) or otherwise to control a bank or to merge or consolidate with any other financial or bank holding company.

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well capitalized and well managed and meet certain other conditions can elect to become "financial holding companies."

A financial holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A financial holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and

distribution, travel agency activities, broad insurance agency activities, merchant bank and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities.

Source of Financial Strength

The Federal Reserve Board policy requires that a financial holding company serve as a source of financial and managerial strength to its subsidiary banks and not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that, in serving as a source of strength to its subsidiary banks, a financial holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks. This support may be required during periods of financial stress or adversity, in circumstances where we might not do so absent such policy. A financial holding company is expected to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The failure of a financial holding company to serve as a source of strength to its subsidiary banks generally would be considered by the Federal Reserve Board to be an unsafe and unsound banking practice, a violation of Federal Reserve Board regulations, or both.

Transactions With Affiliates

Lyons Bancorp is a legal entity separate and distinct from the Bank. The Bank is subject to restrictions under federal law which limits the extensions of credit to, and certain other transactions with, affiliates. Lyons Bancorp and the Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions," which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Bank Regulation

OCC Supervision

The Bank is a national bank and as such is supervised and regularly examined by the Office of the Comptroller of the Currency ("OCC"). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices such

as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank.

FDIC Insurance Assessments

The Bank's deposits are insured primarily by the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund. The Bank is subject to FDIC deposit insurance assessments. It is possible that insurance assessments could be increased and it is possible that there may be special additional assessments. Management does not expect such assessments to materially affect our results of operations.

FDIA/FIRA

Under the Federal Deposit Insurance Act ("FDIA"), the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be unsafe and unsound banking practice or would otherwise be in violation of law. Moreover, the Financial Institutions and Interest Rate Control Act of 1978 ("FIRA") sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof, restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specific amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA provides that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60 days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval.

Fiscal and Monetary Policies

Our operations and those of the Bank are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve Board regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Limits on Dividends and Other Payments

Under New York Business Corporate Law, Lyons Bancorp may pay dividends only if it is not insolvent and the payment would not render it insolvent. "Insolvent" means unable to pay debts as they become due in the usual course of business. Under the New York Business Corporate Law, dividends may only be paid out of earned (and, under limited circumstances,

capital) surplus, and its net assets remaining after the payment of the dividend must be at least equal to the amount of its state capital.

We expect dividends from the Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Federal statutes, regulations and policies limit the circumstances under which the Bank may pay dividends, extend credit or otherwise supply funds to us. For example, as a national bank subject to the jurisdiction of the Federal Reserve Board and the OCC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. During 2002 and 2003, the Bank did not pay Lyons Bancorp dividends. At December 31, 2003, the Bank had $3.1 million in retained earnings legally available for the payment of dividends without regulatory approval.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

Capital Requirements

The Federal Reserve Board has published risk-based guidelines for financial holding companies. The guidelines define the components of capital, categorize assets into different risk classes and include certain off-balance sheet items in the calculation of risk-weighted assets. The minimum ratio of qualified total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.00%. At least half of the total capital must be comprised of Tier 1 capital, which includes common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. The remainder may consist of Tier 2 capital, which consists of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserve. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital".

In addition, the Federal Reserve Board has established a minimum leverage ratio of Tier 1 capital to average quarterly assets less goodwill ("Leverage Ratio") of 3.00% for financial holding companies that meet certain specific criteria, including that they have the highest regulatory rating. All other financial holding companies are required to maintain a Leverage Ratio of 3.00% plus an additional cushion of at least 1.0% to 2.0%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a financial holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's

guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us of any specific minimum Leverage Ratio or Tangible Tier 1 Leverage Ratio.

FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 capital and Tier 2 capital;
- the Tier 1 capital ratio; and
- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a total capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater and a Leverage Ratio of 4% or greater - or 3% in certain circumstances - and is not well capitalized;
- "undercapitalized" if it has a total capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% - or 3% in certain circumstances;
- "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3%, or a Leverage Ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The OCC imposes on the Bank the same capital requirements as apply to Lyons Bancorp under the Federal Reserve Board risk-based guidelines. As of December 31, 2003, all of the capital ratios of Lyons Bancorp and the Bank exceed the required minimums.

The following table shows the risk-based capital ratios and leverage ratio compared to regulatory requirements at December 31, 2003:

Capital Ratio	Regulatory Minimum	Lyons Bancorp		Bank	
		Amount	Percentage	Amount	Percentage
Total risk based:	8.00%				
Actual		$16,911,000	12.51%	$15,700,000	11.62%
Minimum required		13,515,000	10.00%	13,513,000	10.00%
Tier 1 risk-based:	4.00%				
Actual		$15,253,000	11.29%	$14,042,000	10.39%
Minimum required		8,109,000	6.00%	8,108,000	6.00%
Leverage ratio:	4.00%				
Actual		$15,253,000	7.28%	$14,042,000	6.72%
Minimum required(1)		10,483,000	5.00%	10,443,000	5.00%

(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

The Community Reinvestment Act of 1977 requires the OCC to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of their communities (including low and moderate income neighborhoods) and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of branch or other deposit facilities, office relocations, and mergers or acquisitions of bank shares. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Financial Institutions Reform, Recovery and Enforcement Act (see below) amended the Community Reinvestment Act to require, among other things, that the OCC make available to the public an evaluation of each bank's record meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation includes a rating of "outstanding", "satisfactory", "needs to improve" or "substantial noncompliance" and a statement describing the basis for the rating. In its last examination issued on June 30, 2003, the OCC assigned a rating of "satisfactory" to the Bank.

In the case of a financial holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Lyons Bancorp's primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (a) demographic data about the community; (b) the institution's capacity and constraints; (c) the institution's product offerings and business strategy; and (d) data on the prior performance of the institution and similarly situated lenders. Financial holding company

subsidiaries must receive "satisfactory" or better CRA ratings to engage in financial holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliates companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Financial Institutions Reform, Recovery and Enforcement Act

The Financial Institutions Reform Recovery and Enforcement Act ("FIRREA") gives federal banking agencies broader and more stringent enforcement authorities reaching a wider range of persons and entities. For example, FIRREA (1) increases civil and criminal penalties; and (2) expands the universe of persons subject to enforcement under FDIA by specifying that an "institution-affiliated party" subject to enforcement means (a) any director, officer, employee, or controlling stockholder (other than a bank holding company) of, or agent for, an insured depository institution; (b) any other person who has filed or is required to file a change-in-control notice; (c) any shareholder (other than a bank holding company), consultant, joint venture partner, and any other person as determined by the appropriate federal banking agency (by regulation or on a case-by-case basis) who participates in the conduct of the affairs of an insured depository institution; and (d) any independent contractor (including an attorney, appraiser or accountant) who knowingly or recklessly participates in any violation of any law or regulation, any breach of fiduciary duty or any unsafe or unsound practice which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, the institution.

FIRREA also provides that, in addition to any other rights of the FDIC under applicable law, a director or officer of a depository institution may be held personally liable for monetary damages in any action brought by or for the benefit of the FDIC as conservator or receiver, assigned from the FDIC as conservator or receiver, or assigned in connection with an assistance transaction, if the director or officer was grossly negligent or engaged in more culpable conduct (such as intentional malfeasance). This provision preempts any contrary state law, including presumably, state law provisions designed to impose a lower standard of conduct for the culpability of corporate directors.

Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA")

In 1991, the Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA substantially revises the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Under the regulations, a "well capitalized" institution has a minimum total capital to total risk-weighted assets ratio of at least 10%, a minimum Tier I capital to total risk-weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement, or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least 8%, a Tier I capital to total risk-weighted assets ratio of at least 4%, and a leverage ratio of at least 4% (3% if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized." An "undercapitalized" institution fails to meet any one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than 6%, a Tier I capital to total risk-weighted assets ratio of less than 3% or a Tier I leverage ratio of less than 3%. A "critically undercapitalized" institution has a Tier I leverage ratio of 2% or less. Under certain circumstances, a "well capitalized," "adequately capitalized" or "undercapitalized" institution may be required to comply with supervisory actions as if the institution was in the next lowest capital category. The Bank is currently classified by the FDIC as "well capitalized".

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are also subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit "acceptable" capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution's holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized and may be placed into conservatorship or receivership.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, further activity restricting prohibitions on dividends to the holding company and requirements that the holding company divest its bank subsidiary, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within a certain period after becoming critically undercapitalized.

Consumer Regulations

Interest and certain other charges collected or contracted for by Lyons Bancorp are subject to state usury laws and certain federal laws concerning interest rates. Lyons Bancorp's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs and the community it serves;
- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

As part of the USA Patriot Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"). IMLAFATA amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including Lyons Bancorp and the Bank., to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. Lyons Bancorp is also barred from dealing with foreign "shell" banks. In addition, IMLAFATA expands the circumstances under which funds in a bank account may be forfeited. IMLAFATA also amended the BHC Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's

anti-money laundering activities when reviewing an application to expand operations. Lyons Bancorp has in place a Bank Secrecy Act compliance program.

Future Legislation and Regulatory Initiatives

In recent years, significant legislative proposals and reforms affecting the financial services industry have been discussed and evaluated by Congress and certain of these proposals, such as the Financial Services Modernization Legislation, have been enacted into law. For example, on July 23, 2002, the U.S. Treasury Department proposed regulations requiring institutions to incorporate a customer identification program into their written money laundering plans that would implement reasonable procedures for:

- verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;
- maintaining records of the information used to verify the person's identity; and
- determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including Lyons Bancorp and the Bank.

TAXATION

If you are subject to United States federal income tax, generally you will recognize capital gain or loss when you sell the shares of stock or the warrants which you purchase in this offering. The gain or loss will be equal to the difference between your tax basis in the shares or warrants and the amount you receive for them. The gain or loss will be long term if you hold the shares or warrants for more than 12 months.

Your tax basis in the shares and warrants purchased in the offering will be the amount you paid for units, divided between shares and warrants according to their respective fair market values. We have not divided the sales price of units between the amount allocable to shares and the amount allocable to warrants. After the offering closes, and before June 30, 2003, we will send to each person who purchases units our estimate of the tax basis of each share and warrant at the time of the closing.

If you exercise warrants, your tax basis in the shares purchased will be the exercise price of $____ per share plus your tax basis in the warrants exercised.

If you let your warrants expire unexercised, you will recognize a long-term capital loss equal to your tax basis in the warrants.

This summary is based on the United States Internal Revenue Code of 1986, as amended to the date of this Offering Circular. It does not address the consequences to certain specialized classes of taxpayers such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, or United States persons whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. Persons considering the purchase of units should consult their tax advisors regarding the application of the United States and other income tax laws to their particular situations.

MANAGEMENT

Directors

Our Board of Directors currently consists of 9 persons. In accordance with the our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually.

Each of our directors is also a director of the Bank. The following table sets forth certain information with respect to our directors:

Name & Age	Term Expires	Director Since
David Breen, Jr. Age 46	2004	1999
James Homburger Age 56	2004	1995
Theodore Marshall Age 62	2004	1995
Clair J. Britt, Jr. Age 41	2005	2001
Andrew Fredericksen Age 48	2005	2003
Anthony Paliotti Age 82	2005	1974
James Santelli Age 55	2006	1988
Robert Schick Age 54	2006	1998
John Werner, Jr. Age 63	2006	1979

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is elected by our Board of Directors and the Bank and each executive officer holds office at the discretion of the Board of Directors.

Name and Age	Position with Lyons Bancorp	Position with the Bank
Robert A. Schick Age 54	President	President and Chief Executive Officer
Clair J. Britt, Jr. Age 41	n/a	Senior Executive Vice President and Senior Lending Officer
Kenneth M. Burt Age 34	Treasurer	Vice-President and Chief Financial Officer
Anthony J. Cataldi Age 32	n/a	Senior Vice President - Operations

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers and those of the Bank for the last 5 years.

Robert A. Schick (Director; President and CEO). Mr. Schick has been a Director and President of Lyons Bancorp since January 1998 and President and Chief Executive Officer of the Bank since January 1998. Mr. Schick also serves as Executive Vice President of LNB Life Agency, Inc. Mr. Schick was hired by the Bank in September 1994 and served as Vice President and Chief Financial Officer until he assumed the position of President and Chief Executive Officer in January 1998.

Clair J. Britt, Jr. (Director; Executive Vice President and Senior Lending Officer). Mr. Britt has been employed by the Bank as Executive Vice President and Senior Lending Officer since May 1998. He is also President of Lyons Realty Associates Corp. Prior to May 1998, Mr. Britt was employed as Senior Vice President of the National Bank of Geneva.

Kenneth Burt (Treasurer; Senior Vice-President and Chief Financial Officer). Mr. Burt was elected Treasurer of Lyons Bancorp in January 2004. Mr. Burt has served as Vice-President and Chief Financial Officer of the Lyons National Bank since 2001. Prior to that position he was Assistant Vice-President and Auditor for the Lyons National Bank since 1998. Mr. Burt became Treasurer of Lyons Realty Associates Corp. upon its formation in 2001. Mr. Burt became Treasurer of LNB Life Agency, Inc. upon its formation in 2003.

Anthony J. Cataldi (N/A; Senior Vice President - Operations). Mr. Cataldi has been the Bank's Vice President - Operations since January, 2004. He also has served as President of LNB Life Agency, Inc. since 2002. Prior to working with the Bank, Mr. Cataldi served as Manager of Business Analysis for Baker & Taylor, Inc., from 2001 to 2002, and as financial analyst for Accenture in 2001. Mr. Cataldi was the Chief Financial Officer for the Bank from 1999 to 2000.

David Breen, Jr. (Director). Mr. Breen is Vice President of three retail supermarkets in Newark, Palmyra and Williamson, New York, which he co-owns and manages.

Andrew Fredericksen (Director). Mr. Fredericksen is a certified public accountant and principal in the accounting firm of Goldstein, Fredericksen, Sirianni & Fuller, LLP, which has offices in Rochester, New York and Geneva, New York.

James A. Homburger (Director). Mr. Homburger is a real estate broker and the owner of Performance Properties and is a partner in Silver Hills Associates, in Newark, New York.

Theodore Marshall (Director). Mr. Marshall is President and Chief Executive Officer of Marshall Family Associates, LLC, an owner of commercial real estate in Central New York, Marshall Brothers, Inc., which owns and operates a chain of "Pit Stop" convenience stores throughout Central New York, Patriot Tank Lines, Inc., an independent petroleum broker, and E. & V. Energy, Inc., a fuel oil distributing concern, all of which are located in Weedsport, New York.

Anthony Paliotti (Director). Until his retirement in 1983, Mr. Paliotti owned and operated a retail shoe store in Lyons, New York.

James E. Santelli (Director). Mr. Santelli is the co-owner of Santelli Lumber Company with stores in Lyons and Palmyra, New York.

John J. Werner, Jr. (Director). Until his retirement in 1997, Mr. Werner was President and Chief Executive Officer of The Lyons National Bank and President of Lyons Bancorp.

Director Compensation

Directors, other than those employed by the Lyons Bancorp or any of its subsidiaries in other capacities, receive a fee of $600 for each Board meeting and $150 for each committee meeting. Directors who are also officers of Lyons Bancorp or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting.

Executive Compensation

The following table sets forth the total compensation for services in all capacities paid by us and the Bank to our Chief Executive Officer and Executive Vice President. Other than Messrs. Schick and Britt, no other executive officers' individual annual salary and bonus exceeded $100,000 in 2003.

Name and Principal Position	Year	Annual Compensation		Other Annual Compensation	Long Term Compensation Restricted Stock Award(s)[2]	All Other Compensation
		Salary	Bonus			
Robert A. Schick, President and CEO	2003	$142,115[1]	$20,000	$4,095[2]	$4,500	$5,885[3]
	2002	127,936[1]	10,000	0	$4,200	5,754[3]
	2001	118,111[1]	10,000	0	$3,600	4,776[3]
Clair J. Britt, Jr. Executive Vice President	2003	104,766	19,780	0	$4,500	4,923[4]
	2002	96,865	10,000	0	4,200	5,008[4]
	2001	92,000	10,000	0	3,600	4,599[4]

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(1) Includes compensation of $32,500, $30,000 and $25,461 in 2003, 2002 and 2001, respectively, for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Schick under his employment agreement, until such time that Mr. Schick retires or leaves the employment of the Company.

(2) Represents the dollar value of the difference between the price paid for common stock purchased from Lyons Bancorp under a deferred compensation arrangement under his employment agreement, and the fair market value of the common stock at the date of purchase based on the last bid price for the stock reported for such date.

(3) Includes 401(k) contributions by Lyons Bancorp for Mr. Schick in the amounts of $4,898, $4,831 and $4,534 in 2003, 2002 and 2001, respectively. Also includes premiums in the amounts of $987.50, $923.00 and $242.50 in 2003, 2002 and 2001, respectively, paid with respect to insurance on the life of Mr. Schick with a third party other than the Company as beneficiary.

(4) Includes 401(k) contributions by Lyons Bancorp for Mr. Britt in the amounts of $4,693, $4,785 and $4,509 in 2003, 2002 and 2001, respectively. Also includes premiums paid on life insurance policies in the amounts of $230.00, $223.00 and $90.00 in 2003, 2002 and 2001, respectively, paid with respect to insurance on the life of Mr. Britt with a third party other than the Company as beneficiary.

Retirement Contributions

Supplemental Retirement Benefit Plan

The Bank sponsors a director's Supplemental Retirement Defined Benefit Plan for directors. The Plan allows directors to select the type of benefit he wishes to receive, either retirement benefit or a long-term care benefit. The Plan is intended to be an unfunded non-qualified benefit plan under ERISA. We have provided for payment of the defined benefit with the purchase of annuities. The Plan also permits directors to defer payment of their directors' fees.

Executive Supplemental Retirement Plan

The Bank sponsors an Executive Supplemental Retirement Plan for certain of our executive officers. The Plan provides retirement benefits to supplement the benefits provided to executives under the Bank's Pension Plan and 401(k) Plan. The Plan also provides split dollar life insurance benefits with a portion to be paid to the executive's designated beneficiary and another portion to be paid to the Bank, and disability and long-term care benefits to the executives. The Plan is intended to be an unfunded, non-qualified benefit plan under ERISA. We have provided for the payment of the benefits under the Plan with the purchase of annuities.

Board Compensation Committee Report on Executive Compensation

The Personnel Committee makes recommendations to the Board regarding the compensation level for all the Bank's officers. The committee reviews national salary surveys compiled by independent sources of the banking industry for similar banks based on asset size and geographic area. This information is used together with other factors including experience, internal salary structure and performance in determining compensation levels. The Committee reviews the compensation levels of all officers on an annual basis.

Employment Agreements with Certain Executive Officers

Robert A. Schick. On February 19, 2004, we entered into an Employment Agreement with Mr. Schick on the following terms. The agreement provides a term of seven years and four months, expiring May 31, 2011. Effective June 1, 2009, the agreement contemplates that Mr. Schick would retire as President and Chief Executive Officer of Lyons Bancorp and the Bank, and become Chairman of Lyons Bancorp. The agreement provides for an annual base salary of $125,000, plus an annual 5% cost of living increase. Mr. Schick is also eligible to receive an annual bonus in the discretion of the Board. Mr. Schick is entitled to deferred compensation in the amount of $35,000 in 2004 and increased in each subsequent year by $5,000 to reflect the cost of living adjustment. The entire amount of the deferred compensation will be credited to stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. The benefits would vest upon his death, termination of employment, retirement, termination of the Agreement or a "Change in Control" as defined in the Agreement.

Between January 1, 2004 and December 31, 2009, in the event Mr. Schick's employment is terminated without cause under the Agreement he is entitled to a payment of 1.9 times the sum of his then current annual base salary plus deferred compensation. After December 31, 2009 but prior to his retirement, in the event that Mr. Schick is terminated without cause under the Agreement, he is entitled to a payment of 1 times the sum of the remaining annual salaries and deferred compensation as defined in the agreement.

Clair J. Britt, Jr. On February 19, 2004, the Bank entered into an employment agreement with Mr. Britt on the following terms. The agreement provides for a five year term and a $110,000 base salary, plus an annual increase at the discretion of the Board. It provides for an annual bonus at the discretion of the Board. Mr. Britt would also be entitled to deferred compensation in the amount of $10,000 in 2004 and annual increases as determined by the Board. The deferred compensation amount is to be credited to the stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. This stock will vest on the earlier of his death, termination of employment, retirement, termination of the Agreement, or a "Change in Control" as defined in the Agreement.

Change of Control Provision in Employment Agreements

Each of Messrs. Schick's and Britt's employment agreements and proposed employment agreements provide that any time within three years of the event of a change of control the executive may terminate his employment and within 30 days of termination, receive a payment equal to the lesser of six times the executive's annual salary, or the maximum amount which would be permitted under Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax. Also, within 30 days of the executive's termination, all deferred compensation including full funding of any deferred compensation that would be owed to the executive upon completion of the calendar year in which the termination occurred will be paid to the executive. Finally, the executive shall be entitled to benefits continuation for a period of two years following termination. Under these agreements, a change of control shall be deemed to have occurred if any of the following occur:

- any person or group becomes the beneficial owner of 35% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors, or

- as a result of a tender offer, merger, business combination or contested election, the persons who were directors of the Lyons Bancorp cease to constitute a majority of the Board, or

- Lyons Bancorp or the Bank is merged with another entity in a transaction in which less than 65% of the voting securities of the resulting entity are held by our former shareholders, or

- we transfer substantially all of its assets to another corporation.

Restricted Stock Plan

Our Restricted Stock Plan is intended to provide a means whereby we may attract and retain qualified individuals and motivate them to exercise their best efforts on behalf of us and our subsidiaries. 10,000 shares are available for awards under the Plan, as determined by the Board of Directors, none of which have been granted to date. The Board shall establish one or more restrictive periods with respect to the shares covered by an award during which time none of the shares may be transferred expect upon death to a designated beneficiary. All employees and non-employee directors of Lyons Bancorp and our subsidiaries are eligible to receive awards under the Board. The Board has the authority to determine the consideration to be given for a stock award, which shall not be less than the par value of such shares, but which may be less than the fair market value of the shares at the time of grant. Consideration may also be in the form of past services rendered.

Pension Plan

The Bank has a pension plan which conforms to the requirements of the Employee Retirement Income Security Act of 1974. All employees who are 21 years of age or older, become participants in the plan on the 1st of the month which coincides with or next follows the completion of one year of eligibility service. It provides for full vesting upon 5 years of participation, and contains provisions which permit early retirement within 10 years prior to the normal retirement date for participants with at least 10 years of credited service. The plan requires no contribution from participants, covers all eligible employees, provides for normal retirement at age 65, and is qualified under section 401(a) of the Internal Revenue Code. As of October 31, 2003, the date of the last Actuarial Valuation Report, there were 65 active participants, 10 participants and beneficiaries entitled to a deferred pension benefit, and 21 retirees and beneficiaries receiving pension benefits. A participant's normal retirement benefit is an annual pension benefit commencing on his normal retirement date in an amount equal to 1.75% of his average annual compensation, multiplied by creditable service up to 35 years, plus

1.25% of his average annual compensation, multiplied by creditable service in excess of 35 up to 5 years, minus .49% of his final average compensation multiplied by creditable service up to 35 years. Average annual compensation is the highest 5 consecutive calendar years in all years of creditable service. Final average compensation is the highest 3 consecutive calendar years in all years of creditable service. Mr. Schick has 9 years of credited service and Mr. Britt has 5 years of credited service under the plan.

401(k) Savings Plan

The Bank amended its 401(k) savings plan effective January 1, 2002. Employees who have attained the age of 21 and have completed three months of creditable service are eligible to become participants in the plan. Participants in the plan are permitted to make elective deferrals of up to the maximum percentage of compensation and dollar amounts allowable by law each year. Currently, the Bank contributes a discretionary match of 75% of the participant's contribution, up to 6% of the participant's annual compensation. Participants are 100% vested in the Bank's discretionary match after 6 years of participation in the plan.

Certain Transactions with Directors and Officers

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were non-performing as of December 31, 2003. Maximum credit exposure to all of our directors and executive officers and those of the Bank amounted to $4.1 million at December 31, 2003.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 10, 2004, certain information regarding the beneficial ownership of Common Stock by (1) each of our directors and named executive officers, (2) each person known by us to own beneficially more than 5% of the common stock, and (3) all of our directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Robert A. Schick (Director and President) The Lyons National Bank 35 William Street Lyons, New York 14489	13,500	1.91%
Clair J. Britt, Jr. (Director) The Lyons National Bank 35 William Street Lyons, New York 14489	2,702	0.38%
David J. Breen, Jr. (Director) Breen Fam, Inc. P.O. Box 96 Williamson, New York 14589	800	0.11%
Albert O. Fenvessey 22 Ramsey Park Rochester, New York 14610	40,680	5.75%
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	13,000[1]	1.84%
Theodore Marshall (Director) 2776 Marshall Street Weedsport, New York 13166	20,360[2]	2.88%
Anthony Paliotti (Director) 31 Culver Street Lyons, New York 14489	41,400	5.86%
Philip L. Paliotti 40 Dickerson Street Lyons, New York 14489	57,600	8.15%
James E. Santelli (Director) 2096 Warncke Road Lyons, New York 14489	16,332	2.31%
John J. Werner, Jr. (Director) 9469 Bridger Lane North Rose, New York 14516	51,640	7.31%
Andrew Fredericksen (Director) 426 Washington Street Geneva, New York 14456	---	---
Estate of William Gavitt P.O. Box 96 Lyons, New York 14489	70,280	9.94%

All Directors and Executive Officers as a Group	176,934	25.03%

(1) Includes 9,000 shares held by Margaret Homburger, over which Mr. Homburger disclaims beneficial ownership.

(2) Includes 12,000 shares held by the Marshall Family Associates, LLC, over which Mr. Marshall disclaims beneficial ownership.

The directors and executive officers as a group have indicated to us that they intend to order approximately 7,000 units in this offering. These intentions are not binding commitments and could change depending upon individual circumstances and units available in the offering. Assuming the purchase of the units indicated by directors and executive officers at this time, such persons would beneficially own as a group approximately 21.3% of the common stock outstanding after the closing, assuming 100% of the units are sold and no warrants are exercised.

DESCRIPTION OF SECURITIES

The following information concerning our common stock and the warrants summarizes provisions of our Certificate of Incorporation and Bylaws and statutes regulating the rights of holders of our common stock and warrants. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of New York.

General

Our Certificate of Incorporation authorizes us to issue 2,000,000 shares of common stock having a par value of $0.50 per share. At January 31, 2004, we had issued and outstanding 706,676 shares of common stock and 10,000 shares reserved for future awards under our Restricted Stock Plan and 1,875 shares for future issuances under executive employment agreements.

The units, common stock and warrants of Lyons Bancorp, Inc. represent nonwithdrawable capital, are not accounts of an insurable type, are not insured by the FDIC and are not guaranteed by us or the Bank.

Units

We are offering for sale up to 80,000 units, with each unit consisting of one share of our common stock and one warrant to purchase one share of our common stock. The common stock and warrants that constitute units will separate upon issuance.

Common Stock

Each share of the common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Dividends. We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. See "Our Policy Regarding Dividends." The holders of our common stock are entitled to receive and share equally in any dividends declared by our Board of Directors out of legally available funds.

Voting Rights. The holders of our common stock possess exclusive voting rights in Lyons Bancorp. Each share of common stock entitles the holder to one vote. A shareholder will not have any right to cumulate votes in the election of directors. As a result, the holders of more than 50% of our outstanding common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for election of directors are not able to elect any person or persons to our Board of Directors. Our shareholders may remove directors with or without cause by majority of the votes cast.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Bank, we, as holder of the Bank's common stock, have the right to receive, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event we liquidate, dissolve or wind-up, the holders of our common stock have the right to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution.

Rights to Buy Additional Shares. Holders of our common stock do not have preemptive rights with respect to the issuance of additional shares. A preemptive right is a priority right to buy additional shares if we issue more shares in the future. Our common stock is not subject to redemption.

Warrants

Each unit sold in the offering shall include one warrant, entitling the unit holder to purchase, on or before June 30, 2006, or until such later date as we may set, in our sole discretion upon written notice to the warrant holders, one share of our common stock at a purchase price of $____ per share. The number of shares of our common stock issuable upon exercise of the warrants and the exercise price are subject to adjustment in the event of certain limited circumstances, including stock splits and stock dividends that affect the number of outstanding shares of common stock. Any warrant not exercised on or before the expiration date will not be exercisable.

We will deliver to each holder of units a warrant certificate that sets forth the total number of warrants owned by the holder. Thereafter, warrant certificates may be exchanged for new certificates of different denominations, and may be exercised or transferred by presenting the certificate at our main office. If a market for the warrants develops, holders may sell their warrants instead of exercising them to the extent that the holder demonstrates to our satisfaction that the transfer is permitted without registration or qualification under applicable securities laws.

However, there can be no assurance that a market for the warrants will develop or, if developed, will continue.

Each warrant may be exercised by its holder, on or before June 30, 2006, by surrendering at our main office the warrant certificate, with the form of election to purchase on the reverse side properly completed and executed, together with payment of the exercise price. The warrants may be exercised in whole or in part. The warrants are exercisable only to the extent that we may issue the underlying securities without registration or qualification under the securities laws of the jurisdiction of which the holder is a resident at the time of exercise. You also agree to the placement of any restrictions on transfer on our common stock issued on the exercise as required by such jurisdiction. If less than all of the warrants evidenced by the warrant certificate are

exercised, a new warrant certificate will be issued for the remaining number of warrants. See the "Form of Warrant Certificate" attached hereto as Exhibit A.

Warrant holders do not have the rights and privileges of holders of our common stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock and warrants is the Bank.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation permits us to indemnify our officers and directors against various liabilities to the full extent permitted under New York law. Sections 721 through 726, inclusive, of the Business Corporation Law of New York ("BCL") authorize New York corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been officers or directors. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RESTRICTIONS ON ACQUISITION OF LYONS BANCORP, INC.

Our Certificate of Incorporation and Bylaws contain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Certificate of Incorporation and Bylaws.

Certificate of Incorporation

Our Certificate of Incorporation requires, under certain circumstances, an affirmative vote by the holders of 80% of our outstanding common stock for the approval of certain business transactions with related persons. Our certificate of incorporation defines a related person as an individual or entity that owns at least 10% of our outstanding stock: (a) at the time the agreement providing for the transaction is entered into; (b) at the time a resolution approving the transaction was adopted by our Board of Directors; or, (c) as of the record date for the determination of our shareholders entitled to notice of and to vote on, or consent to, the transaction.

The business transactions requiring the 80% vote approval include:

- the merger of Lyons Bancorp or the Bank with a related person;
- the sale of Lyons Bancorp's stock or the Bank's stock to a related person;
- the sale or lease of a substantial part of Lyons Bancorp's or the Bank's assets to a related person;
- the sale of all of or a substantial part of the assets of a related person to Lyons Bancorp or the Bank;
- the recapitalization or reclassification of Lyons Bancorp's stock that would have the effect of increasing the voting power of a related person; or
- the liquidation, spin-off, split-up, or dissolution of Lyons Bancorp.

Our certificate of incorporation sets forth certain circumstances where an 80% vote for the above-mentioned transactions is not required. The 80% voting requirement is not applicable if the transaction is approved by at least two-thirds vote of continuing directors, and the continuing directors constitute at least a majority of our entire Board of Directors. The certificate of incorporation defines a continuing director as a director who either was a member of our Board of Directors prior to the time the related person became a related person or who subsequently became a director and whose election or nomination for election by our shareholders, was approved by a vote of at least three-quarters of the continuing directors then on our Board of Directors.

Further, the 80% voting requirement is not required if all of the following conditions are satisfied:

- The business transaction is a merger and the consideration to be received per share by our shareholders is at least equal in value to the related person's highest purchase price;

- After the related person becomes the owner of at least 10% of our stock and prior to the consummation of the business transaction, the related person has not become the owner of any additional shares of stock except: (a) as part of the transaction which resulted in the related person becoming the owner of at least 10% of our stock; or (b) as a result of a pro rata stock dividend or stock split; and

- Prior to the consummation of the business transaction, the related person shall not have, directly or indirectly: (a) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by Lyons Bancorp or the Bank; or (b) caused any material change in our business or equity capital structure, including issuance of shares of our capital stock to any third party.

For purposes of the above, our certificate of incorporation defines highest purchase price as the highest amount of consideration paid by the related person for a share of our stock within two years prior to the date the related person became the owner of at least 10% of our stock.

Our Certificate of Incorporation also states when our Board of Directors considers a proposed business transaction, the Board, in addition to considering the adequacy of the amount to be paid in connection with the transaction, shall consider other facts that are deemed relevant including:

- The social and economic effects of the transaction on us and the Bank and the Bank's employees, depositors, loan and other customers, creditors and other elements of the communities in which we and the Bank operate and are located;

- The business and financial conditions and earnings prospects of the individual or entity proposing the business transaction, including, debt service and other existing or likely financial obligation of the individual or entity, and the possible effect of such conditions upon us, the Bank and other elements of the communities in which we and the Bank operate or are located; and

- The competence, experience, and integrity of the individual or entity proposing the business transaction and its or their management.

Bylaws

Our Bylaws provide for the election and term of directors. Our directors are divided into three classes with the term of office for one class expiring each year. Vacancies in the Board of Directors, and any newly created directorships resulting from an increase in the number of directors may be filled by the Board of Directors, acting by a majority of directors then in office and any new directors chosen shall hold office until the next election of the class for which the new directors shall have been chosen and until their successor shall be elected and qualified. Further, the Bylaws provide that no decrease in the number of directors shall shorten the term of any incumbent director.

The Bylaws also require that at each annual meeting of our shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. The Bylaws require an affirmative vote by the holders of two-thirds or our outstanding common stock to amend these sections of the Bylaws.

EXPERTS

The Fagliarone Group, P.C., Syracuse, New York, independent certified public accountants, reported on our consolidated financial statements as of December 31, 2003 and 2002.

LEGAL OPINION

Woods Oviatt Gilman LLP, Rochester, New York will issue a legal opinion concerning the validity of the common stock and warrants being sold in this offering.

ADDITIONAL INFORMATION

Financial information filed by us and the Bank with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency is available from those agencies and over the Internet at www.ffiec.gov.

LYONS BANCORP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Accountants	F-1
Consolidated Statements of Financial Condition as of December 31, 2003 and 2002	F-2
Consolidated Statements of Income for the Years Ended December 31, 2003 and 2002	F-3
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2003 and 2002	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003 and 2002	F-5
Notes to Consolidated Financial Statements	F-7

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INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Lyons Bancorp, Inc.

We have audited the consolidated statements of financial condition of Lyons Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lyons Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Fagliarone Group, P.C.
February 6, 2004

Lyons Bancorp, Inc.
Balance Sheet
(Dollars in thousands, except per share data)

	As of December 31, 2003	2002
ASSETS		
Cash and due from banks	$ 7,409,653	$ 6,107,240
Federal funds sold	-	500,000
Interest-bearing deposits in banks	100,000	100,000
	7,509,653	6,707,240
Investment securities		
Available for sale	67,616,758	73,294,725
Held to maturity	1,213,307	2,881,981
Other	809,500	734,500
Total investment securities	69,639,565	76,911,206
Loans	127,574,645	97,840,551
Less allowance for loan losses	(1,657,770)	(1,224,069)
Net loans	125,916,875	96,616,482
Land, premises and equipment, net	2,829,749	2,928,004
Accrued interest receivable and other assets	6,944,488	6,518,100
TOTAL ASSETS	$ 212,840,330	$ 189,681,032
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Demand	$ 48,777,667	$ 41,864,972
Savings	66,810,523	60,118,024
Time	58,617,527	53,311,041
Total deposits	174,205,717	155,294,037
Securities sold under agreements to repurchase	8,059,313	8,434,991
Advances from Federal Home Loan Bank	12,600,000	9,500,000
Advances from subsidiary	1,000,000	-
Accrued interest payable and other liabilities	2,143,391	2,437,860
TOTAL LIABILITIES	198,008,421	175,666,888
STOCKHOLDERS' EQUITY		
Common stock	359,598	179,799
Additional paid-in capital	3,106,994	2,950,880
Retained earnings	11,007,617	9,956,819
Accumulated other comprehensive income	578,870	1,230,988
	15,053,079	14,318,486
Less: Treasury stock, at cost	(221,170)	(304,342)
TOTAL STOCKHOLDERS' EQUITY	14,831,909	14,014,144
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 212,840,330	$ 189,681,032

The accompanying notes are an integral part of the financial statements.

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Lyons Bancorp, Inc.
Statement of Income
(Dollars in thousands, except per share data)

	For the year ended December 31, 2003	2002
INTEREST INCOME		
Loans	$ 6,986,821	$ 6,654,829
Investment securities:		
United States Treasury	214,536	181,661
United States Agencies	2,030,995	1,746,790
State and local governments	625,186	652,528
Other	28,019	26,196
Federal funds sold	45,112	125,961
TOTAL INTEREST INCOME	9,930,669	9,387,965
INTEREST EXPENSE	2,658,936	2,988,021
NET INTEREST INCOME	7,271,733	6,399,944
PROVISION FOR LOAN LOSSES	602,000	573,087
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,669,733	5,826,857
NONINTEREST INCOME		
Service charges and fees	1,334,579	1,140,757
Net realized gains from sales of available for sale securities	254,319	203,502
Other	478,095	267,567
TOTAL NONINTEREST INCOME	2,066,993	1,611,826
NONINTEREST EXPENSES:		
Salaries and wages	2,438,668	2,085,981
Pensions and benefits	918,798	720,202
Occupancy expense	1,316,359	1,189,707
Other	1,932,314	1,667,248
TOTAL NONINTEREST EXPENSES	6,606,139	5,663,138
INCOME BEFORE INCOME TAXES	2,130,587	1,775,545
INCOME TAX EXPENSE	496,000	475,000
NET INCOME	$ 1,634,587	$ 1,300,545
NET INCOME PER SHARE		
BASIC	$ 2.33	$ 1.99
DILUTED	$ 2.33	$ 1.99

The accompanying notes are an integral part of the financial statements.

{472628:}

LYONS BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCES, JANUARY 1, 2002	$ 166,565	$ 1,953,143	$ 8,921,224	$ 175,688	$ (316,595)	$ 10,900,025
COMPREHENSIVE INCOME						
Net income for 2002			1,300,545			1,300,545
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				1,177,401		1,177,401
Reclassification adjustment				(122,101)		(122,101)
TOTAL COMPREHENSIVE INCOME						2,355,845
Issuance of common stock	13,234	979,353				992,587
Cash dividends declared-$.41 per share			(264,950)			(264,950)
Sale of treasury stock, net		18,384			12,253	30,637
BALANCES, DECEMBER 31, 2002	179,799	2,950,880	9,956,819	1,230,988	(304,342)	14,014,144
COMPREHENSIVE INCOME						
Net income for 2003			1,634,587			1,634,587
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				(499,527)		(499,527)
Reclassification adjustment				(152,591)		(152,591)
TOTAL COMPREHENSIVE INCOME						982,469
Stock split	179,799		(179,799)			-
Cash dividends declared-$.58 per share			(403,990)			(403,990)
Sale of treasury stock, net		156,114			83,172	239,286
BALANCES, DECEMBER 31, 2003	$ 359,598	$ 3,106,994	$ 11,007,617	$ 578,870	$ (221,170)	$ 14,831,909

The accompanying notes are an integral part of the financial statements.

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Lyons Bancorp, Inc.
Statement of Cash Flows
(Dollars in thousands, except per share data)

	For the year ended December 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,634,587	$ 1,300,545
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	602,000	573,087
Provision for deferred compensation	-	30,000
Stock issued to employees	-	16,800
Net realized gain from sales of available for sale securities	(254,319)	(203,502)
Premium amortization	670,775	267,437
Discount accretion	(18,942)	(53,011)
Depreciation	493,149	467,818
Deferred income tax (benefit) expense	(182,100)	29,714
Increase in accrued interest receivable and other assets	(1,016,813)	(1,016,784)
Increase in accrued interest payable and other liabilities	869,212	707,535
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,797,549	2,119,639
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities available for sale	(42,793,021)	(76,308,698)
Proceeds from sales of securities available for sale	26,064,175	23,796,619
Proceeds from maturities of securities available for sale	20,926,613	29,805,132
Purchases of held to maturity and other securities	(528,000)	(1,989,239)
Proceeds from maturities of securities held to maturity	2,117,705	670,182
Net increase in loans	(29,902,393)	(13,341,145)
Premises and equipment purchases, net	(394,894)	(535,939)
NET CASH USED BY INVESTING ACTIVITIES	(24,509,815)	(37,903,088)

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand and savings deposits	$ 13,605,194	$ 15,982,613
Net increase in time deposits	5,306,486	9,210,413
Net increase (decrease) in securities sold under agreements to repurchase	(375,678)	79,024
Increase in advances from Federal Home Loan Bank	3,100,000	4,500,000
Issuance of common stock	-	992,587
Purchase of treasury stock	(56,300)	(100,283)
Proceeds from sale of treasury stock	295,586	116,520
Proceeds from advance from subsidiary	1,000,000	-
Dividends paid	(360,609)	(240,242)
NET CASH PROVIDED BY FINANCING ACTIVITIES	22,514,679	30,540,632
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	802,413	(5,242,817)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	6,707,240	11,950,057
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 7,509,653	$ 6,707,240
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 2,730,674	$ 2,950,014
Cash paid during the year for income taxes	$ 573,052	$ 591,857

The accompanying notes are an integral part of the financial statements.

LYONS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in eight branches located in Wayne, Onondaga, and Ontario Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company also owns all of the voting common shares of Lyons Capital Statutory Trust I (the Trust). The Trust was formed during 2003 for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant inter-company accounts and transactions have been eliminated in consolidation.

The accounts of the Trust are not included in the consolidated financial statements as required under the guidance contained in FASB Interpretation No. 46 (as revised in December 2003) "Consolidation of Variable Interest Entities".

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Held to Maturity

Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.

Available for Sale

Available for sale securities consist of investment securities not classified as held to maturity securities and are carried at fair value. Unrealized gains and losses, net of tax, on available for sale securities are reported in other comprehensive income.

Realized gains and losses on securities available for sale are included in non-interest income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. There were no such write-downs in 2003 or 2002.

The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Retail loans are typically charged off no later than 180 days past due. Past due status is determined based on contractual terms.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance For Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination.

Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are depreciated using accelerated methods over the estimated useful lives of the assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell.

Bank Owned Life Insurance

Included in other assets is bank owned life insurance ("BOLI"). The BOLI was purchased as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in monthly tax-free income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. As a result of this transaction, the Company benefits from the tax-free nature of income generated from the life insurance policies. BOLI is stated on the Company's December 31, 2003 and 2002 consolidated statement of condition at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other noninterest income in the Company's consolidated income statement.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of available for sale securities, allowance for loan losses, premises and equipment, and prepaid and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. There were no dilutive potential common shares as of December 31, 2003 and 2002.

Net income per share has been computed based on the following:

	2003	2002
Net Income	$ 1,634,587	$1,300,545
Average Number of Common Shares Outstanding	700,165	652,424

Statements of Cash Flows

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks, federal funds sold, and interest-bearing deposits in banks.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation

techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks, federal funds sold, and interest-bearing deposits in banks: The carrying amounts for cash and due from banks and federal funds sold approximate those assets' fair values.

Investment securities: Fair values for investment securities are based primarily on quoted market prices.

Loans: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values disclosed for demand and savings deposits are equal to their carrying amounts. The fair values of time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of contractual maturities on such time deposits.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreement to repurchase approximate their fair values.

Advances from Federal Home Loan Bank: The fair values of the term advances from Federal Home Loan Bank are estimated using discounted cash flows based on current borrowing rates for similar borrowings.

Advance from subsidiary: The carrying amount of advance from subsidiary approximates its fair value.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

<u>Reclassifications</u>

Certain items appearing on the 2002 statement of financial condition and statement of cash flows have been reclassified to conform to current year presentation. The reclassifications increased

assets and liabilities by $590,216. There was no impact on shareholders' equity or net income as a result of these reclassifications.

NOTE B - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2003 and 2002 was $1,427,000 and $1,123,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2003 and 2002 was $600,000.

NOTE C - INVESTMENTS

The amortized cost and fair value of investment securities at December 31, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2003				
Available for Sale				
U.S. Treasuries	$ 5,011,144	$ 78,537	$ (6,558)	$ 5,083,123
U.S. Agencies	22,182,243	402,838	-	22,585,081
State and local governments	14,096,701	475,413	(585)	14,571,529
Mortgage backed securities	25,361,889	190,884	(175,748)	25,377,025
	$66,651,977	$1,147,672	$(182,891)	$67,616,758
Held to Maturity				
State and local governments	$ 1,213,307	$ -	$ -	$ 1,213,307
Other	$ 809,500	$ -	$ -	$ 809,500
2002				
Available for Sale				
U.S. Treasuries	$13,047,303	$ 339,257	$ -	$13,386,560
U.S. Agencies	23,577,791	835,539	-	24,413,330
State and local governments	16,616,887	635,843	(921)	17,251,809
Mortgage backed securities	18,001,099	248,598	(6,671)	18,243,026
	$71,243,080	$2,059,237	$(7,592)	$73,294,725

Held to Maturity

{472628:}

State and local governments	$ 2,881,981	$ 21,396	$ (293)	$ 2,903,084
Other	$ 734,500	$ -	$ -	$ 734,500

Other securities consist of stock of the Federal Home Loan Bank, New York State Business Development Corporation, and the Federal Reserve Bank.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31, 2003:

	Less than 12 months		12 months or more		Total	
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S. Treasuries	$ 2,015,932	$ 6,558	$ ---	$ ---	$ 2,015,932	$ 6,558
State and local governments	331,567	585	---	---	331,567	585
Mortgage backed securities	15,838,712	175,748	---	---	15,838,712	175,748
	$18,186,211	$182,891	$ ---	$ ---	$18,186,211	$182,891

Unrealized losses on these securities have not been recognized into earnings because the issuers of the securities are of high credit quality, management has the ability and intent to hold these securities for the foreseeable future, and the declines in fair value are largely due to market interest rates. The fair values of these securities are expected to recover as they approach maturity and/or market interest rates fluctuate.

The amortized cost and fair value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Fair Value
Available For Sale		
Due in one year or less	$ 3,754,590	$ 3,796,929
Due from one to five years	26,655,323	27,423,713
Due from five to ten years	10,880,175	11,019,091
Due after ten years	-	-
Securities not due at a single maturity date	25,361,889	25,377,025
	$ 66,651,977	$ 67,616,758
Held-To-Maturity		
Due in one year or less	$ 514,914	$ 514,914
Due from one to five years	201,201	201,201
Due from five to ten years	34,460	34,460
Due after ten years	462,732	462,732
	$ 1,213,307	$ 1,213,307

During 2003, the Bank sold securities available for sale for total proceeds of $26,064,175 resulting in gross realized gains of $254,319. During 2002, the Bank sold securities available for

sale for total proceeds of $23,796,619 resulting in gross realized gains of $203,502. Investment securities with carrying amounts of approximately $58,012,681 and $54,627,684 at December 31, 2003 and 2002, respectively, were pledged to secure deposits as required or permitted by law.

NOTE D - LOANS

Loans consist of the following at December 31:

	2003	2002
Residential real estate	$ 36,042,870	$ 32,503,884
Commercial real estate	34,890,626	24,192,862
Commercial	38,570,232	22,619,732
Consumer	18,051,757	18,518,205
Other	19,160	5,868
	$ 127,574,645	$ 97,840,551

The changes in the allowance for loan losses are as follows:

	2003	2002
Balance, January 1	$ 1,224,069	$ 1,007,108
Provision for loan losses	602,000	573,087
Recoveries	68,149	53,410
Charge-offs	(236,448)	(409,536)
Balance, December 31,	$ 1,657,770	$ 1,224,069

Impaired loans consist of the following at December 31:

	2003	2002
Impaired loans for which allowances for loan losses have been provided	$ 420,829	$ 268,710
Impaired loans for which allowances for loan losses have not been provided	-	-
Recorded investment in impaired loans	420,829	268,710
Less allowance for loan losses provided for impaired loans	94,112	26,225
	$ 326,717	$ 242,485

At December 31, 2003 and 2002, the total recorded investment in loans on nonaccrual amounted to $389,087 and $268,709, respectively. Loans past due ninety days or more and still accruing interest were insignificant at December 31, 2003 and 2002. The average recorded investment in impaired loans was $398,050 and $731,443 in 2003 and 2002, respectively. Interest income recognized for cash payments received on impaired loans was $16,743 and $27,547 in 2003 and 2002, respectively. There are no commitments to loan additional funds to the borrowers of impaired loans.

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NOTE E - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

	2003	2002
Land	$ 259,826	$ 259,826
Buildings	1,926,421	1,856,621
Furniture and equipment	3,615,937	3,302,683
Leasehold improvements	422,797	412,202
	6,224,981	5,831,332
Less accumulated depreciation	3,395,232	2,903,328
	$ 2,829,749	$ 2,928,004

At December 31, 2003, the Bank leased five of its branch facilities under noncancelable operating leases, including a new branch in Geneva, New York opened during 2003. Future minimum rental payments under these leases for the next five years are as follows:

2004	$ 137,365
2005	145,505
2006	150,348
2007	138,866
2008	137,797
	$ 709,881

Rent expense under the operating leases totaled $130,092 and $105,255 in 2003 and 2002, respectively.

NOTE F - DEPOSITS

Certificates of deposit in denominations of $100,000 and over were $31,924,582 and $28,902,170 at December 31, 2003 and 2002, respectively.

At December 31, 2003, scheduled maturities of time deposits are as follows:

2004	$ 47,323,279
2005	9,388,432
2006	1,831,179
2007	29,689
2008	44,948
	$ 58,617,527

NOTE G - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase as of and for the year ended December 31, is summarized as follows:

		2003		2002
Average balance	$	7,249,151	$	7,055,569
Maximum month-end balance	$	8,391,320	$	8,825,888
Carrying amounts of securities, including accrued interest, underlying the agreements	$	8,874,828	$	8,552,460

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

NOTE H - ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank has an overnight line of credit and a Companion (DRA) Commitment with the Federal Home Loan Bank of New York (FHLB) which expire on August 28, 2004. Each line has a maximum borrowing limit of $10,355,050 at December 31, 2003. Borrowings bear interest at the federal funds rate plus eight basis points. Amounts available on the lines may also be used for term advances. As a result, the overnight line has an available balance of $3,755,050 at December 31, 2003. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any borrowings. The Bank has the following term advances from the Federal Home Loan Bank at December 31, 2003:

Due January 2, 2004, bearing interest at 1.04%	$	6,600,000
Due September 15, 2004, bearing interest at 4.04%		1,000,000
Due October 15, 2004, bearing interest at 1.13%		2,000,000
Due April 27, 2011, bearing interest at 4.76%		1,000,000
Due May 30, 2012, bearing interest at 4.26%		1,000,000
Due May 30, 2012, bearing interest at 3.95%		1,000,000
	$	12,600,000

The advances due in 2011 and 2012 contain the option for the FHLB to convert the advances into replacement funding for the same or a lesser principal amount based on any advance then offered by the FHLB at current market rates. If the Bank chooses not to replace the funding it must repay the advances on the date of the conversion.

NOTE I – ADVANCE FROM SUBSIDIARY

The advance from subsidiary represents debenture's due from the Company to the Trust as discussed in Note A. The debentures mature on June 27, 2033 and bear interest at the 3-Month

LIBOR plus 2.75% (3.92% at December 31, 2003), payable quarterly. The Company has the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures.

The Company also has the option to redeem the debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2003 to 100% on June 27, 2013 and after.

If the Company elects to defer interest payments as described above, or if the debentures are in default, the Company shall not, and shall not allow any affiliate, to declare or pay dividends other than dividends paid to the Company.

The Company has guaranteed all obligations of the Trust to the holders of preferred securities issued by the Trust.

NOTE J - INCOME TAXES

The provision for income taxes consists of the following at December 31:

	2003	2002
Current tax provision		
Federal	$ 638,200	$ 395,286
State	39,900	50,000
	678,100	445,286
Deferred tax (benefit) provision	(182,100)	29,714
	$ 496,000	$ 475,000

The provision for income taxes differs from that computed by applying statutory rates to income before income taxes primary due to the effects of tax exempt income.

Deferred tax assets and liabilities included in other assets and other liabilities in the accompanying statements of financial condition are as follows:

	2003	2002
Deferred tax assets	$ 789,827	$ 590,216
Deferred tax liabilities	$ 834,726	$ 1,251,963

Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

NOTE K - STOCKHOLDERS' EQUITY

In October 2000 the Company sold 27,849 shares of common stock. Each share of common stock also contained one detachable warrant. Each warrant entitles its holder to purchase, at any time, before December 31, 2002, one additional share of common stock for $37.50. All outstanding warrants expired on December 31, 2002.

On December 4, 2003 the Board of Directors of the Company approved to increase the number of authorized shares of common stock from 500,000 to 2,000,000. Also, the Board of Directors of the Company approved a 2 for 1 stock split payable to holders of common stock on December 31, 2003. Due to the significance of the 2 for 1 stock split, the stock split was affected in the form of a stock dividend.

All references to the number of shares, weighted average shares, and per share amounts of common and treasury stock have been restated to reflect the stock split.

The common stock and treasury stock of the Company at December 31 are as follows:

	2003	2002
Common Stock		
Authorized shares, $.50 par value	2,000,000	2,000,000
Issued shares	719,196	719,196
Less: Treasury stock shares,	(12,520)	(22,324)
Outstanding shares	706,676	696,872

NOTE L - PENSION PLANS

The Bank participates in the New York State Bankers Retirement System, a noncontributory defined benefit pension plan covering substantially all employees. Information regarding the plan for 2003 and 2002 is as follows:

	2003	2002
Benefit obligation at December 31	$ (2,016,228)	$ (1,714,890)
Fair value of plan assets at December 31	1,946,905	1,552,596
Funded status	$ (69,323)	$ (162,294)
Prepaid (accrued) benefit cost recognized in the statement of financial position	$ 503,583	$ 488,758
Net periodic pension cost	$ 137,197	$ 135,143
Employer contribution	$ 144,617	$ 98,763
Benefits paid	$ 110,513	$ 108,311

Weighted-average assumptions as of December 31:

	2003	2002
Discount rate	6.00%	6.75%

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Expected return on plan assets	8.00%	7.50%
Rate of compensation increase	3.50%	4.00%

The Bank has a contributory 401(k) Plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Bank is required to match 75% of the employees' contributions up to a maximum of 6% of the employees' salaries. The Bank contributed $71,188 and $58,454 under these provisions during 2003 and 2002, respectively.

NOTE M - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has and expects to continue to have transactions, including loans and deposit accounts with the Company's and the Bank's executive officers and directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2003 was $3,728,045. During 2003 new loans to such related parties amounted to $2,084,335 and repayments amounted to $665,597.

The Bank held deposits of $1,361,302 and $1,421,705 for related parties at December 31, 2003 and 2002, respectively.

NOTE N - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31, 2003:

	Notional Amount
Commitments to extend credit:	
Commitments to grant loans	$ 28,920,999
Unfunded commitments under commercial lines of credit	16,449,898
Unfunded commitments under consumer lines of credit	9,132,339
Standby letters of credit	425,938
	$ 54,929,174

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Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE O - CONCENTRATIONS OF CREDIT

Most of the Bank's business activity is with customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local government securities also primarily involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit are set forth in Note N. The Bank, as matter of policy, does not extend credit to any single borrower, or group of related borrowers in excess of its legal lending limit.

NOTE P - REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company. At December 31, 2003, approximately $3,057,852 was available for the declaration of dividends without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and of Tier I capital (as defined) to average assets (as

defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of the most recent notification from the Office of the Comptroller of the Currency, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's approximate capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)	$15,700,000	11.6%	$10,810,000	8.0%	$13,513,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$14,042,000	10.4%	$ 5,405,000	4.0%	$ 8,108,000	6.0%
Tier I Capital (to Average Assets)	$14,042,000	6.7%	$ 8,354,000	4.0%	$10,443,000	5.0%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)	$12,078,000	11.5%	$ 8,937,000	8.0%	$10,497,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$10,854,000	10.3%	$ 4,199,000	4.0%	$ 6,298,000	6.0%
Tier I Capital (to Average Assets)	$10,854,000	5.9%	$ 7,311,000	4.0%	$ 9,139,000	5.0%

NOTE Q - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, are as follows:

	Carrying Amount	Fair Value
2003		
Financial assets:		
Cash and due from banks	$ 7,409,653	$ 7,409,653
Interest-bearing deposits in banks	100,000	100,000
Investment securities	69,639,565	69,639,565
Loans, net of allowance	125,916,875	129,440,279
Accrued interest receivable	1,088,594	1,088,594
Financial liabilities		
Deposits	174,205,717	174,293,397
Securities sold under agreements to repurchase	8,059,313	8,059,313
Advances from Federal Home Loan Bank	12,600,000	12,643,750
Advances from subsidiary	1,000,000	1,000,000
Accrued interest payable	150,588	150,588

	Carrying Amount	Fair Value
2002		
Financial assets:		
Cash and due from banks	$ 6,107,240	$ 6,107,240
Federal funds sold	500,000	500,000
Interest-bearing deposits in banks	100,000	100,000
Investment securities	76,911,206	76,932,309
Loans, net of allowance	96,616,482	99,429,974
Accrued interest receivable	979,784	979,784

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Financial liabilities		
Deposits	155,294,037	155,068,306
Securities sold under agreements to repurchase	8,434,991	8,434,991
Advances from Federal Home Loan Bank	9,500,000	9,263,320
Accrued interest payable	222,328	222,328

The carrying amounts in the preceding table are included in the statements of financial condition under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

EXHIBIT A

[LEGEND FOR RESIDENTS OF FLORIDA, NORTH CAROLINA OR SOUTH CAROLINA]

THIS WARRANT, AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE THEREOF, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF THE STATE OF FLORIDA, NORTH CAROLINA OR SOUTH CAROLINA, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

LYONS BANCORP, INC.

FORM OF WARRANT CERTIFICATE FOR PURCHASE
OF SHARES OF COMMON STOCK

THIS WARRANT CERTIFICATE IS VOID AFTER
5:00 P.M., EASTERN TIME, ON JUNE 30, 2006, OR SUCH LATER DATE AS MAY
BE SET BY THE COMPANY IN ITS SOLE DISCRETION

Number of Warrants:________________ Warrant No.____

This Warrant Certificate certifies that, for value received, ________________________ (the "***Holder***"), is the registered holder of the number of Warrants (the "***Warrants***") set forth above. Each Warrant entitles the Holder to purchase from Lyons Bancorp, Inc., a New York corporation (the "***Company***"), at any time after ___________, 2004 and before 5:00 p.m., Eastern Time, on June 30, 2006, or such later date as may be set by the Company in its sole discretion upon written notice to the Holder (the "***Expiration Date***"), one share of fully paid and nonassessable Common Stock, $.50 par value ("***Common Stock***"), of the Company at an exercise price of $_____ per share, subject to adjustment as provided in this Certificate (the "***Exercise Price***"). As used in this Certificate, the term "Warrant Issuance Date" shall mean ___________, 2004.

At any time after the Warrant Issuance Date and prior to the Expiration Date, the Warrants evidenced by this Warrant Certificate may be exercised in whole or in part by presentation of this Warrant Certificate with the Purchase Form attached hereto (the "***Purchase Form***"), duly executed and accompanied by payment of the Exercise Price, at the main office of the Company. Payment of the Exercise Price shall be made, at the option of the Holder, by check, bank draft, money order, or by authorizing withdrawal from a deposit account at The Lyons National Bank.

Upon receipt of this Warrant Certificate, and the Purchase Form duly completed and executed, accompanied by payment of the Exercise Price of the Warrants being exercised, and to the extent the Common Stock may be issued without registration or qualification under the securities laws of the jurisdiction of which the holder is a resident, the Company shall deliver to or upon the order of the Holder of this Warrant Certificate, in such name or names as the Holder may designate, a certificate for the number of shares of Common Stock to be purchased.

Each person in whose name any certificate for Common Stock is issued upon the exercise of Warrants shall for all purposes be deemed to have become the holder of record of the Common Stock represented by the certificate, and the certificate shall be dated the date that the Warrant Certificate was duly surrendered in proper form and payment of the Exercise Price was made whether or not the stock transfer books shall be closed on such date.

The Warrants evidenced by this Warrant Certificate shall be transferable only on the books of the Company upon delivery of the Certificate, duly endorsed by the Holder or by its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer, and to the extent that the holder demonstrates to the Company's satisfaction that such transfer is permitted under the applicable securities laws.

If the Holder of this Warrant Certificate at any time exercises less than all the Warrants evidenced by this Warrant Certificate, the Company shall issue to the Holder a warrant certificate identical in form to this Warrant Certificate, but evidencing a number of Warrants equal to the number of Warrants originally represented by this Warrant Certificate less the number of Warrants exercised. Likewise, upon the presentation and surrender of this Warrant Certificate at the main office of the Company and at the request of the Holder, the Company will, at the option of the Holder, issue to the Holder in substitution for this Warrant Certificate, one or more warrant certificates in identical form and for an aggregate number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

In the event that this Warrant Certificate is mutilated, lost, stolen or destroyed, the Company may, in its discretion, issue and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent right or interest; but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of the Warrant Certificate and indemnity, if requested, also satisfactory to the Company. Applicants for the substitute Warrant Certificate shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

To the extent that the Warrants evidenced by this Warrant Certificate have not been exercised on or before 5:00 p.m., Eastern Time, on June 30, 2006, or such later date as may be set by the Company in its sole discretion upon written notice to the Holder, the Warrants shall expire and the rights of the Holder shall become void and of no effect.

The shares of Common Stock issued on the exercise of the Warrants evidenced by this Warrant Certificate are shares of Common Stock of the Company as constituted as of the Warrant Issuance Date. The number and kind of securities issued on the exercise of the Warrants evidenced by this Warrant Certificate, and the Exercise Price, shall be subject to adjustment from time to time upon the happening of certain events, as follows:

A. MERGERS, CONSOLIDATIONS AND RECLASSIFICATIONS. In the case of any reclassification or change of outstanding securities issuable upon exercise of the Warrants evidenced by this Warrant Certificate at any time after the Warrant Issuance Date (other than a change in par value, or from par value to no par value, or from no par value to par value or as a

result of a split or combination to which Section B below applies), or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change [other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a split or combination to which Section B below applies] of outstanding securities issuable upon exercise of this Warrant), the Holder of the Warrants evidenced by this Warrant Certificate shall have, and the Company, or such successor corporation or other entity, shall covenant in the constituent documents effecting any of the foregoing transactions that the Holder does have, the right to obtain upon the exercise of the Warrants evidenced by this Warrant Certificate, in lieu of each share of Common Stock, other securities, money or other property that were issuable upon exercise of a Warrant, the kind and amount of shares of stock, other securities, money or other property receivable upon such reclassification, change, consolidation or merger by a holder of Common Stock, other securities, money or other property issuable upon exercise of a Warrant as if the Warrants evidenced by this Warrant Certificate had been exercised immediately prior to such reclassification, change, consolidation or merger. The constituent documents effecting any reclassification, change, consolidation or merger shall provide for any adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section A. The provisions of this Section A shall similarly apply to successive reclassifications, changes, consolidations or mergers.

B. SPLITS AND COMBINATIONS. If the Company, at any time after the Warrant Issuance Date, splits its shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to the split shall be proportionately reduced, and the number of shares of Common Stock purchasable upon exercise of the Warrants evidenced by this Warrant Certificate shall be proportionately increased, as of the effective date of the split, or if the Company shall take a record of its Common Stock for the purpose of so splitting, as at such record date, whichever is earlier. If the Company, at any time after the Warrant Issuance Date, combines its shares of Common Stock into smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased, and the number of shares of Common Stock purchasable upon exercise of the Warrants evidenced by this Warrant Certificate shall be proportionately reduced, as of the effective date of such combination, or if the Company shall take a record of holders of its Common Stock for purposes of such combination, as at such record date, whichever is earlier.

C. DIVIDENDS AND DISTRIBUTIONS. If the Company, at any time after the Warrant Issuance Date, declares a dividend on its Common Stock payable in stock or other securities of the Company or of any other corporation or other entity, or in property other than in cash, to the holders of its Common Stock, the Holder of a Warrant evidenced by this Warrant Certificate shall, without additional cost, be entitled to receive upon any exercise of a Warrant evidenced by this Warrant Certificate, in addition to the Common Stock to which such Holder would otherwise be entitled upon such exercise, the number of shares of stock or other securities or property which such holder would have been entitled to receive if he had been a holder immediately prior to the record date for such dividend (or, if no record date shall have been established, the payment date for such dividend) of the number of shares of Common Stock purchasable on exercise of such Warrant immediately prior to such record date or payment date, as the case may be. Except as provided in this Section C, no adjustment in respect of any dividend shall be made during the term of the Warrants or upon exercise of the Warrants.

D. CERTAIN ISSUANCES OF SECURITIES. If the Company at any time after the Warrant Issuance Date issues any additional shares of Common Stock (other than as provided in Sections A through C above) at a price per share less than the Warrant Exercise Price then in effect, then the Warrant Exercise Price upon each such issuance shall be adjusted to that price determined by multiplying the Warrant Exercise Price by a fraction:

i. the numerator of which shall be the sum of (1) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock multiplied by the Warrant Exercise Price, and (2) the consideration, if any, received and deemed received by the Company upon the issuance of such additional shares of Common Stock, and

ii. the denominator of which shall be the Warrant Exercise Price multiplied by the total number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock.

No adjustment of the Warrant Exercise Price shall be made under this Section D upon the issuance of any additional shares of Common Stock that (y) are issued pursuant to thrift plans, stock purchase plans, stock bonus plans, stock option plans, employee stock ownership plans and other incentive or profit sharing arrangements for the benefit of employees ("***Employee Benefit Plans***") that otherwise would cause an adjustment under this Section D; provided, that the aggregate number of shares of Common Stock so issued (including the shares issued pursuant to any options, rights or warrants or convertible or exchangeable securities issued under such Employee Benefit Plans containing the right to purchase shares of Common Stock) after the Warrant Issuance Date pursuant to Employee Benefit Plans shall not exceed 10% of the Company's outstanding Common Stock (on a fully diluted basis using the treasury stock method) at the time of such issuance; or (z) are issued pursuant to any Common Stock Equivalent (i) which was outstanding on the Warrant Issuance Date or (ii) if upon the issuance of any such Common Stock Equivalent, any such adjustments shall previously have been made pursuant to Section E below or (iii) if no adjustment was required pursuant to Section E below.

E. COMMON STOCK EQUIVALENTS. If the Company, after the Warrant Issuance Date, issues any security or evidence of indebtedness which is convertible into or exchangeable for Common Stock ("Convertible Security"), or any warrant, option or other right to subscribe for or purchase Common Stock or any Convertible Security, other than pursuant to Employee Benefit Plans (together with Convertible Securities, "***Common Stock Equivalent***"), or if, after any such issuance, the price per share for which additional shares of Common Stock may be issuable thereunder is amended, then upon each such issuance or amendment the Warrant Exercise Price shall be adjusted as provided in Section D above on the basis that (i) the maximum number of additional shares of Common Stock issuable pursuant to all the Common Stock Equivalents shall be deemed to have been issued as of the earlier of (a) the date on which the Company shall enter into a firm contract for the issuance of the Common Stock Equivalent, or (b) the date of actual issuance of the Common Stock Equivalent; and (ii) the aggregate consideration for such maximum number of additional shares of Common Stock shall be deemed to be the minimum consideration received by the Company for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent; provided, however, that no adjustment shall be made pursuant to this Section E unless the consideration received by the

Company per share of Common Stock for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent is less than the Warrant Exercise Price. No adjustment of the Warrant Exercise Price shall be made under this Section E upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made in the Warrant Exercise Price then in effect upon the issuance of such warrants or other rights pursuant to this Section E.

F. CALCULATION OF WARRANT EXERCISE PRICE. The Warrant Exercise Price in effect from time to time shall be calculated to four decimal places and rounded to the nearest thousandth.

Whenever the Warrant Exercise Price is required to be adjusted as provided in this Certificate, the Company shall compute the adjusted Warrant Exercise Price and shall prepare and mail to the Holder a certificate setting forth the adjusted Warrant Exercise Price showing in reasonable detail the facts upon which the adjustment is based.

The Company will deliver, by first-class mail, postage prepaid, to the Holder at such Holder's address appearing on this Certificate, or such other address as the Holder shall specify, a copy of any reports delivered by the Company to the holders of Common Stock.

The Company covenants and agrees that during the period within which the Warrants evidenced by this Warrant Certificate may be exercised, the Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock, for the purpose of enabling it to satisfy any obligation to issue shares of Common Stock upon the exercise of the Warrants evidenced by this Warrant Certificate, the number of shares of Common Stock issuable upon the exercise of such Warrants.

The Holder of the Warrants evidenced by this Warrant Certificate shall not, by virtue of holding such Warrants, be entitled to any rights of a stockholder of the Company either by law or in equity, and the rights of the Holder of the Warrants evidenced by this Warrant Certificate are limited to those expressed herein.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed this __ day of _________, 2004 by its President and Secretary, thereunto duly authorized.

LYONS BANCORP, INC.
By:________________________________
Robert A. Schick, President

ATTEST:

____
,Secretary

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PURCHASE FORM

[FOR RESIDENTS OF NEW YORK STATE]

[To be executed on exercise of the Warrants evidenced by this Warrant Certificate]

TO: Lyons Bancorp, Inc.

The undersigned, the holder of the Warrants evidenced by the attached Warrant Certificate, hereby irrevocably elects to exercise the purchase right evidenced by the Warrant Certificate for, and to purchase thereunder, shares of Common Stock of Lyons Bancorp, Inc., and herewith makes payment of ______________ ($_______) for those shares, and requests that the certificate representing those shares be issued in the name of ________________________ and delivered to ______________, whose address is ____________________________________ and represents that the undersigned is a resident of the State of ______________.

Dated:________________________

____
Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

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PURCHASE FORM

[FOR RESIDENTS OF FLORIDA, NORTH CAROLINA AND SOUTH CAROLINA]

[To be executed on exercise of the Warrants evidenced by this Warrant Certificate]

TO: Lyons Bancorp, Inc.

The undersigned, the holder of the Warrants evidenced by the attached Warrant Certificate, hereby irrevocably elects to exercise the purchase right evidenced by the Warrant Certificate for, and to purchase thereunder, shares of Common Stock of Lyons Bancorp, Inc. ("Lyons Bancorp"), and herewith makes payment of ______________ ($_______) for those shares, and requests that the certificate representing those shares be issued in the name of _______________________ and delivered to ______________, whose address is ___________________________________.

The undersigned further represents and warrants to Lyons Bancorp in connection with the exercise of the purchase right evidenced by the Warrant that:

1. The undersigned is a resident of the State of ______________.

2. The offer and sale of common stock to be issued upon exercise of the Warrant have not been and will not be registered under the securities laws of the states of Florida, North Carolina, South Carolina or any other states, and the undersigned may be required to hold them for an indefinite period of time. Additionally, the common stock may not be sold, hypothecated, assigned or otherwise transferred for an indefinite period of time, and unless and until registered under the applicable state securities laws, or unless Lyons Bancorp has received an opinion of counsel or other evidence satisfactory to Lyons Bancorp and its counsel that such registration is not required. The undersigned acknowledges and agrees that any certificate representing the common stock shall bear a legend to this effect.

3. The undersigned is purchasing the common stock for his or her own account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof. The undersigned does not have any present intention of selling or otherwise transferring the common stock , or any interest therein.

4. The undersigned is not making an investment decision based on any general solicitation or advertisement by Lyons Bancorp. The undersigned has a pre-existing personal or business relationship with either Lyons Bancorp or one or more of its executive officers or directors.

5. The undersigned is able to evaluate and bear the economic risk of an investment in Lyons Bancorp, and the undersigned's investment through the exercise of this Warrant does not exceed ten percent (10%) of the undersigned's net worth.

6. Prior to the exercise of the Warrant, the undersigned was given reasonable access to, and full and fair disclosure of, all material information with respect to Lyons Bancorp. The undersigned has had the opportunity to ask questions of, and receive answers from,

representatives of Lyons Bancorp concerning Lyons Bancorp. Any questions raised by the undersigned have been answered to the satisfaction of the undersigned.

7. The foregoing representations, warranties and acknowledgments are true and correct as of the date hereof, and each such representations, warranties and acknowledgments shall survive the undersigned's purchase of the common stock hereby. The undersigned agrees to notify Lyons Bancorp immediately after the time that any such representation is no longer true and correct.

Dated:________________________

____

Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

TRANSFER FORM

[To be executed only upon transfer of the Warrants evidenced by this Warrant Certificate]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the Warrants represented by the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________ Attorney-in-Fact, to transfer same on the books of the Company with full power of substitution in the premises.

Dated:______________________

____
Signature(s) of Registered Holder(s)

Note: The above signature(s) must correspond with the name as written on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

WITNESS:

____

{472628:}

PART III

EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	
2.1(a)	Certificate of Incorporation of Lyons Bancorp, Inc.
2.1(b)	Certificate of Amendment of Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on July 29, 1987
2.1(c)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on March 31, 1997
2.1(d)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on December 30, 2003
2.2	Bylaws of Lyons Bancorp, Inc.
3.1	Form of Stock Certificate
3.2	Form of Warrant Certificate (filed as Exhibit B to Offering Circular)
3.3	Floating Rate Junior Subordinated Deferrable Interest Debenture of Lyons Bancorp., Inc. dated June 27, 2003, in favor of Alliance Bank, N.A., as Institutional Trustee for Lyons Capital Statutory Trust I (omitted pursuant to Part III, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)
3.4	Indenture dated as of June 27, 2003, between Lyons Bancorp., Inc. and Alliance Bank, N.A., as debenture trustee (omitted pursuant to Part III, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)
4.1	Shareholder Offering Order Form with Order Form Rider
4.2	Community Offering Order Form with Order Form Rider
6.1	Employment Agreement with Robert A. Schick dated February 19, 2003

Exhibit Number	
6.2	Employment Agreement with Clair J. Britt, Jr. dated February 19, 2003
6.3	Executive Salary Continuation Agreement between The Lyons National Bank and Robert A. Schick dated September 26, 2001
6.4	Executive Salary Continuation Agreement between The Lyons National Bank and Clair J. Britt, Jr. dated September 26, 2001
6.5	Life Insurance Endorsement Method Split Dollar Plan Agreement between Robert A. Schick and The Lyons National Bank dated September 26, 2001
6.6	Life Insurance Endorsement Method Split Dollar Plan Agreement between Clair J. Britt, Jr. and The Lyons National Bank dated September 26, 2001
6.7	Life Insurance Endorsement Method Split Dollar Plan Agreement between Kenneth M. Burt and The Lyons National Bank dated September 26, 2001
6.8	Executive Salary Continuation Agreement between The Lyons National Bank and Kenneth M. Burt dated September 26, 2001
6.9	Employment Agreement with Kenneth M. Burt dated February 19, 2003
6.10	Director Fee Continuation Agreement with non-employee directors of The Lyons National Bank, and Schedule
10.1	Consent of The Fagliarone Group, P.C.
10.2	Consent of Woods Oviatt Gilman LLP (to be filed by amendment)
11	Opinion of Woods Oviatt Gilman LLP as to the legality of the common stock and warrants covered by the Offering Statement (to be filed by amendment)

Exhibit Number	
12.1	Tombstone Advertisement
13.1	Solicitation of Interest Document dated January 22, 2004
15.1	Management interview

EXHIBIT 2.1(a)

CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.
(Under Section 402 of the Business Corporation Law)

THE UNDERSIGNED, being of the age of eighteen years or over, under Section 402 of the New York Business Corporation Law, does hereby set forth:

(1) The name of the Corporation is

LYONS BANCORP, INC.

(2) The purposes for which it is formed are: to engage in any lawful act or activity for which corporations may be formed under the New York Business Corporation Law; provided, however, that this Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

(3) The office of the Corporation is to be located in the Village of Lyons, County of Wayne, State of New York.

(4) The aggregate number of shares which the Corporation shall have the authority to issue is nineteen thousand five hundred (19,500) shares, of the par value of ten dollars ($10) each.

(5) The name and address of the registered agent is:

Dorothy L. Schlee
33 Dickerson Street
Lyons, New York 14489

Said registered agent is to be the agent of the Corporation upon whom process against it may be served.

(6) The accounting period which the Corporation intends to establish as its first calendar year for reporting the franchise tax on business corporations imposed by Article 9-a of the tax law is its first calendar year, 1987.

(7) No holder of shares of the Corporation of any class as such, shall have the preemptive right to subscribe for or to purchase any shares of any class of the Corporation or any other securities of the Corporation, whether such shares of such class are now or hereafter authorized.

(8) The following provisions are hereby agreed to for the purpose of defining, limiting and regulating the exercise of the authority of the Corporation, or of the directors, or of all of the shareholders:

The Board of Directors is expressly authorized to set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created, and to purchase on behalf of the Corporation any shares issued by it to the extent of the surplus of the aggregate of its assets over the aggregate of its liabilities plus stated capital.

The Corporation may in its bylaws confer powers upon its Board of Directors in addition to the powers and authorities conferred upon it expressly by the New York Business Corporation Law.

Any meeting of the shareholders or the Board of Directors may be held at any place within or without the State of New York in the manner provided for in the bylaws of the Corporation.

With the exception of Article (9) hereof, which may be amended only by the requisite shareholder vote specified therein, any amendments to the certificate of incorporation may be made from time to time, and any proposal or proposition requiring the action of shareholders may be authorized from time to time by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation.

(9) Evaluation of Business Transaction. In connection with the exercise of its judgment in determining what is in the best interest of the Corporation and its shareholders when evaluating a Business Transaction or a proposal by another Person or Persons to make a Business Transaction or a tender exchange offer or a proposal by another Person or Persons to make a tender or exchange offer, the Board of Directors of the Corporation shall, in addition to considering the adequacy of the amount to be paid in connection with any such transaction, consider all the following factors and any other factors which it deems relevant: (i) the social and economic effects of the transaction on the Corporation and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which the Corporation and its subsidiaries operate or are located; (ii) the business and financial conditions and earnings prospects of the acquiring Person or Persons, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring Person or Persons, and the possible effect of such conditions upon the Corporation and its subsidiaries and the other elements of the communities in which the Corporation and its subsidiaries operate or are located, and (iii)

the competence, experience, and integrity of the acquiring Person or Persons and its or their management.

Therefore, the affirmative vote of the holders of not less than eighty percent (80%) of the Voting Stock shall be required for the approval or authorization of any Business Transactions with a Related Person, or any Business Transaction in which a Related Person has an interest (except proportionately as a shareholder); provided, however, that the eighty percent (80%) voting requirement shall <u>not be applicable</u> if (i) the Continuing Directors, who at the time constitute at least a majority of the entire Board of Directors of the Corporation, have expressly resolved, by at least a two-thirds vote of such Continuing Directors, to recommend to the shareholders the Business Transaction, or (ii) all of the following conditions are satisfied:

(A) The Business Transaction is a merger or consolidation and cash or fair market value of property, securities or other consideration to be received per share by all holders of the then outstanding Common Stock of the Corporation (other than such Related Person) in the Business Transaction is at least equal in value to such Related Persons Highest Purchase Price;

(B) After such Related Person has become the Beneficial Owner of not less than ten percent (10%) of the Voting Stock of the Corporation and prior to the consummation of such Business Transaction, such Related Person shall not have become the Beneficial Owner of any additional shares of Voting Stock or securities convertible into Voting Stock, except

(i) as a part of the transaction which resulted in such Related Person becoming the Beneficial Owner of not less than ten percent (10%) of the Voting Stock or (ii) as a result of a pro rata stock dividend or stock split; and

(C) Prior to the consummation of such Business Transaction, such Related Person shall not have, directly or indirectly, (i) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by the Corporation or any of its subsidiaries, or (ii) caused any material change in the Corporation's business or equity capital structure, including the issuance of shares of capital stock of the Corporation to any third party.

<u>For The Purposes of This Article</u>

(i) The term "Business Transaction" shall mean (a) any merger or consolidation involving the Corporation or a subsidiary of the Corporation, (b) any sale, lease, exchange, transfer or other disposition (in one transaction or a series of transactions), including without limitation a mortgage or any other security device, of all or any Substantial Part of the assets either of the Corporation or of a subsidiary of a Corporation, (c) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of an entity to the Corporation or a subsidiary of the Corporation, (d) the issuance, sale, exchange, transfer or other disposition by the Corporation or a subsidiary of the Corporation of any securities of the Corporation or any subsidiary of the Corporation, (e) any

recapitalization or reclassification of the Corporation's securities (including, without limitation, any reverse stock split) or other transaction that would have the effect of increasing the voting power of a Related Person, (f) any liquidation, spin-off, split-up, or dissolution of the Corporation, and (g) any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Transaction.

(ii) The term "Related Person" shall (a) mean and include any individual, corporation, partnership, group, association or other person or entity which, together with its Affiliates and the Associates, is the Beneficial Owner of not less than ten percent (10%) of the voting stock of the corporation: (1) at the time the definitive agreement providing for the Business Transaction (including any amendment thereof) was entered into, (2) at the time a resolution approving the Business Transaction was adopted by the Board of Directors of the Corporation, or (3) as of the record date for the determination of Shareholders entitled to notice of and to vote on, or consent to, the Business Transaction, and (b) shall mean and include any Affiliate or Associate of any such individual, corporation, partnership, group, association or other person or entity; provided, however, and notwithstanding anything in the foregoing to the contrary, the term "Related Person" shall not include the Corporation, a wholly owned subsidiary of the Corporation, or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity.

(iii) The term "Beneficial Owner" shall be defined by reference to Rule 13d-3 under the Securities Exchange Act of 1934, as in

effect on March 1, 1984; provided, however, and without limitation, any individual, corporation, partnership, group, association or other person or entity which has the right to acquire any Voting Stock at any time in the future, whether such right is contingent or absolute, pursuant to any agreement, arrangement or understanding upon exercise of the rights, warrants or options, or otherwise, shall be beneficial owner of such Voting Stock.

(iv) The term "Highest Purchase Price" shall mean the highest amount of consideration paid by such Related Person for a share of Common Stock of the Corporation within two years prior to the date such Related Person became the Beneficial Owner of not less than ten percent (10%) of the Voting Stock; and if such stock is not listed on any principal exchange, the highest closing bid quotation with respect to a share of stock during the 30 day period preceding the date in question -- or if no quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board in good faith.

(v) The term "Voting Stock" shall mean all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, considered for the purpose of this Article as one class; provided, however, that if the Corporation has shares of Voting Stock entitled to more or less than one vote for any such share, each reference to a proportion of shares of Voting Stock shall be deemed to refer to such proportion of the votes entitled to be cast by such shares.

(vi) The term "Continuing Director" shall mean a director who either was a member of the Board of Directors of the Corporation

prior to the time such Related Person became a Related Person or who subsequently became a director of the Corporation and whose election, or nomination for election by the Corporation's stockholder, was approved by a vote of at least three-quarters of the Continuing Directors then on the Board.

(11) The Corporation shall have the power to indemnify its present and past directors, officers, employees and agents, and such other persons as it shall have the power to indemnify, to the full extent permitted under, and subject to the limitations of, New York Business Corporation Laws.

The Corporation may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its directors, officers, employees and agents to the extent that such indemnification is allowed in the preceding paragraph.

(12) The corporation reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation, in the manner now or hereafter prescribed by the New York Business Laws, and all rights conferred upon shareholders herein are granted subject to this reservation.

Charles D. Niehaus, Incorporator
3178 Republic Blvd. N.
Suite 2
Toledo, Ohio 43615

State of Ohio)
S.S.:
County of Lucas)

On this _____ day of _____________, 1986, before me personally came, Charles D. Niehaus, to me known, and known to me to be the person described in and who executed the foregoing certificate of incorporation.

____
Notary Public

My commission expires ___________

EXHIBIT 2.1(b)

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

(Under Section 805 of the Business Corporation Law)

b527371

The undersigned, being Incorporator does hereby certify and set forth:

(1) The name of the corporation is

LYONS BANCORP, INC.

(2) The certificate of incorporation was filed by the Department of State on the 15th day of April, 1987.

(3) Paragraph (4) of the certificate of incorporation of LYONS BANCORP, INC., which sets forth the aggregate number of shares which the Corporation shall have the authority to issue, is hereby amended to read as follows:

The aggregate number of shares which the Corporation shall have the authority to issue is twenty thousand two hundred fifty (20,250) shares, of the par value of ten dollars ($10) each, such shares shall be redeemable at the option of the Corporation.

(4) A Board of Directors has not yet been appointed, there are no directors, officers, shareholders or subscribers of stock, therefore, authorization of this amendment is by Charles D. Niehaus, Incorporator.

IN WITNESS WHEREOF, the undersigned have (has) executed and signed this certificate this 15 day of July, 1987.

Charles D. Niehaus
Charles D. Niehaus, Incorporator

State of Ohio)
SS:
County of Lucas)

I hereby certify that the above, Charles D. Niehaus, did appear before me on this 15th day of July, 1987, and acknowledged the signing of his name to be his voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal on this 15th day of July, 1987.

Sally A. O
Notary Public

SALLY A. OBERSKI
Notary Public, State of Ohio
My Commission Expires March 22, 1990

VERIFICATION

STATE OF OHIO
COUNTY OF LUCAS } ss.:

I, Charles D. Niehaus, being duly sworn, depose and state that I am the Incorporator of Lyons Bancorp, Inc., the corporation named in and described in the foregoing certificate and that I have read the foregoing certificate and know the contents thereof to be true, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

X Charles D. Niehaus

Sworn to before me this 23rd

day of July 1987

Sally A. Oberski
Notary Public

SALLY A. OBERSKI
Notary Public, State of Ohio
My Commission Expires March 28, 1990

(If executed outside of the states of the United States or District of Columbia, the signature and authority of the foreign notary should be duly authenticated.)

B527371

RECEIVED
JUL 16 2 PM '87

RECEIVED
JUL 28 11 AM '87

993813

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
FOR
LYONS BANCORP, INC.
35 WILLIAM STREET
LYONS, NEW YORK 14489

FILE NO: 33-15048

STATE OF NEW YORK
DEPARTMENT OF STATE

FILED JUL 29 1987

AMT. OF CHECK $ 80
FILING FEE $ 60
TAX $ 20
COUNTY FEE $
COPY $
CERT $
REFUND $
SPEC HANDLE $

BY:

Wayne

4-15-87
Wayne Co
E 448401-11
NA

FILED
JUL 29 8 AM '87

EXHIBIT 2.1(c)

AIDF-24

AIDF-24

CERTIFICATE OF AMENDMENT
of the
CERTIFICATE OF INCORPORATION
of

LYONS BANCORP, INC.

Under Section 805 of the
Business Corporation Law

Pursuant to the provisions of Section 805 of the Business Corporation Law, the undersigned John J. Werner, Jr. and Shirley A. Sharpe, being respectively the President & CEO and Secretary of the Lyons Bancorp, Inc., do hereby certify as follows:

1. The name of the corporation is LYONS BANCORP, INC.

2. The Certificate of Incorporation of the corporation was filed by the Department of State of the State of New York on April 15, 1987.

3. Paragraph (4) of the Certificate of Incorporation of the corporation, which sets forth the aggregate number of shares which the corporation shall have the authority to issue, is hereby amended so as to (a) change the authorized shares of the corporation from 20,250 shares, having a par value of $10.00 per share ("Old Shares"), into 500,000 common shares, having a par value of $.50 per share ("New Shares"), and (b) change each of the 15,200 presently issued Old Shares into 20 New Shares (304,000 common shares in the aggregate). As a result of the foregoing changes, the there will be 196,000 authorized and unissued New Shares in place of 5,050 authorized and unissued Old Shares. The stated capital of the corporation will not be changed as a result of this amendment. In order to effect such changes in the corporation's shares, paragraph (4) of the Certificate of Incorporation of the corporation, as heretofore amended, is hereby amended to read in entirety as follows:

   "(4) The total number of shares which the corporation shall have the authority to issue is 500,000 common shares, par value $.50 per share.

4. The foregoing amendment of the Certificate of Incorporation was authorized by the affirmative vote of the Board of Directors of the corporation followed by the affirmative vote of the holders of a majority of all outstanding common shares of the corporation entitled to vote thereon at a meeting of the shareholders duly called and held on the 26th day of March 1997.

IN WITNESS WHEREOF, the undersigned have signed this Certificate and affirmed the statements made herein as true under the penalties of perjury this 26 day of March 1997.



John J. Warner, Jr., President & CEO



Shirley A. Sharpe, Secretary

CORPORATE\100098_1 (CDCP_1)

FROM : ACCELERATED INFO AND DOCUMENT

MAR. 31. 1997 10:53AM P 6
PHONE NO. : 518 434 3641

F 970331000889

AIDF-24

CERTIFICATE OF

AMENDMENT

OF

LYONS BANCORP, INC.

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAR 31 1997
TAX $ 23.75
BY:

AIDF-24

BILLED

Filed by:

Khristine E. Peacock
Accelerated Information & Document Filing, Inc.
90 State Street, Suite 836
Albany, New York 12207

970331000908

EXHIBIT 2.1(d)

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

Under Section 805 of the Business Corporation Law

The undersigned, being the President of **LYONS BANCORP, INC.**, pursuant to Section 805 of the New York Business Corporation Law, does hereby certify as follows:

1. The name of the corporation is **LYONS BANCORP, INC.**

2. The Certificate of Incorporation of the Corporation was filed by the Department of State on April 15, 1987.

3. The Certificate of Incorporation, as now in full force and effect, is amended, as authorized by Section 801 of the New York Business Corporation Law to change the number of authorized shares of the corporation from 500,000 shares having a par value of $.50 per share, into 2,000,000 common shares, having a par value of $.50 per share. To accomplish the foregoing amendment, Paragraph 4 of the Certificate of Incorporation, as heretofore amended, is hereby amended to read in its entirety as follows:

> "The total number of shares which the corporation shall have authority to issue is 2,000,000 common shares, par value $.50 per share."

4. The foregoing amendment of the Certificate of Incorporation was duly authorized by the affirmative vote of the Board of Directors of the corporation followed by the affirmative vote of the holders of a majority of the outstanding common shares of the corporation entitled to vote thereon at a meeting of shareholders duly called and held on December 29, 2003.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in the name and on behalf of Lyons Bancorp, Inc., on the 29 day of December, 2003, and does affirm, under the penalties of perjury, that the statements contained herein have been examined and are true, correct and complete.

LYONS BANCORP, INC.

By: 
Robert Schick, President

{433460:}

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

UNDER SECTION 805 OF THE
BUSINESS CORPORATION LAW

WOODS OVIATT GILMAN LLP
700 CROSSROADS BUILDING
2 STATE STREET
ROCHESTER, NEW YORK 14614

{453460:}

EXHIBIT 2.2

LYONS BANCORP, INC.
LYONS, NEW YORK

BYLAWS

Organized Under New York Business Corporation Law.

ARTICLE I

OFFICES

SECTION 1. PRINCIPAL OFFICE. The principal office of the Corporation shall be located in the Village of Lyons, County of Wayne, State of New York.

SECTION 2. OTHER OFFICES. Corporation may also have such other offices, as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

SECTION 1. PLACE OF MEETING OF SHAREHOLDERS. Meetings of shareholders may be held at the main office of this Corporation, or at such place, as may be fixed by the board of directors.

SECTION 2. ANNUAL MEETING OF SHAREHOLDERS. A meeting of shareholders shall be held annually, commencing on the second Tuesday of January of each year, beginning in January, 1988, for the election of directors and the transaction of other business. If the second Tuesday of January of each year is a legal holiday, then the annual meeting of shareholders shall be held on the next business day following.

SECTION 3. SPECIAL MEETING OF SHAREHOLDERS. Special meeting of shareholders may be called by the board of directors (or by the President or the Secretary and shall be called by the President or the Secretary upon the written request of the majority of the board of directors or upon the written request of the holders of not less

than 25 percent (25%) of the outstanding shares entitled to vote on the action proposed to be taken). Such call and written request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting shall be confined to the purpose or purposes for which the meeting is called.

SECTION 4. FIXING RECORD DATE. A board of directors may fix, in advance, as the record date for the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action.

SECTION 5. NOTICE OF MEETING OF SHAREHOLDERS. Written notice of every meeting of shareholders shall state the place, date, and hour of meeting, and unless it is the annual meeting, indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. If, at any meeting, action is proposed to be taken which would, if taken, entitle shareholders fulfilling the statutory requirements to receive payment for their shares, a notice of such meeting shall include a statement of that purpose and to that effect. A copy of the notice of any meeting shall be given, personally or by mail, not less than ten (10) or more than fifty (50) days before the date of the meeting, to each shareholder entitled to vote at such meeting.

SECTION 6. QUORUM OF SHAREHOLDERS. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum at a

meeting of shareholders for the transaction of any business. Despite the absence of a quorum, the shareholders present may adjourn the meeting.

SECTION 7. PROXIES. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be signed by the shareholder or his attorney-in-fact. Every proxy shall be revocable at the pleasure of the shareholder executing it, except in those cases where an irrevocable proxy is provided by law.

ARTICLE III

DIRECTORS

SECTION 1. BOARD OF DIRECTORS. The business of the Corporation shall be managed under the direction of its board of directors.

SECTION 2. QUALIFICATION OF DIRECTORS. Each director shall be at least 18 years of age. Each director shall be a holder of common stock with a par value of not less than fifty dollars ($50). Nominees for the election of director shall be given to the board of directors with pertinent information concerning each nominee not less than sixty (60) days prior to the date of the meeting for the election of directors. Such information pertaining to said nominee shall include the name, current address, occupation, and brief description of employment history.

SECTION 3. NUMBER OF DIRECTORS. The number of directors constituting the entire board shall not be less than five (5) nor more than twenty-five (25), the exact number of directors to be determined from time to time by a majority vote of the whole board of directors of the Corporation, and such exact number shall be nine (9) until otherwise so determined.

SECTION 4. ELECTION AND TERM OF DIRECTORS. The board of directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the whole board permits, with the term of office of one class expiring each year. At the annual meeting of stockholders in 1988, directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting, directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting, and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting. Any vacancies in the board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders. Subject to the foregoing, at each annual meeting of stockholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. Revision of this Article III, Section 4--Election and Term of Directors shall require a 66 2/3 majority vote of the common stock outstanding and qualified to vote at a special or annual meeting of shareholders.

SECTION 5. REMOVAL OF DIRECTORS. Any or all of the directors shall only be removed with cause by a vote of a majority of shareholders.

SECTION 6. QUORUM OF DIRECTORS. A majority of the entire board of directors shall constitute a quorum for the transaction of business or any specified item of business.

SECTION 7. ACTION BY THE BOARD OF DIRECTORS. The vote of a majority of the directors present at a meeting of the board of directors at the time of the vote, if a quorum is present at such time, shall, except as otherwise provided by law, be the act of the board of directors.

SECTION 8. WRITTEN CONSENT OF DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken by the board of directors or a committee thereof may be taken without a meeting if all members of the board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the board or committee shall be filed with the minutes of the proceedings of the board or committee.

SECTION 9. PLACE AND TIME OF MEETINGS OF THE BOARD OF DIRECTORS. The first meeting of each newly elected board of directors shall be held immediately following the annual meeting of shareholders and at the place thereof. Other meetings of the board of directors, regular or special, may be held at any place duly designated.

SECTION 10. NOTICE OF MEETING OF THE BOARD OF DIRECTORS. Regular meetings of the board of directors may be held without notice if time and place of such meetings are fixed by the Bylaws or by the board of directors. Special meetings of the board of directors shall

be held upon notice to the directors. The notice shall state the place, date and hour of the meeting, and indicate that it is being issued by or at the direction of the person or persons calling the meeting. The notice shall be given personally (including telephone) or by mail, not less than three (3) days before the date of meeting, to each director.

SECTION 11. EXECUTIVE COMMITTEE AND OTHER COMMITTEES. The board of directors, by resolution adopted by a majority of the entire board of directors, may designate among its members an executive committee and other committees, each consisting of three (3) or more directors, and each of which, to the extent provided by the resolution, shall have the authority of the board of directors, except that no such committee shall have authority as to the following matters:

1. Submission to shareholders of any action that needs shareholders' approval under law.

2. The filling of vacancies to the board of directors or in any committee.

3. The fixing of compensation of the directors for serving on the board of directors or on any committee.

ARTICLE IV

OFFICERS

SECTION 1. NUMBER. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected or appointed by the board of directors. Such other officers and assistant officers as the board of directors may determine may be elected or appointed by the board of directors. Any two or more offices may be held by the same person, except the offices of President and Secretary.

SECTION 2. ELECTION AND TERM OF OFFICE. The officers of the Corporation to be elected or appointed by the board of directors shall be elected or appointed at the discretion of the board of directors in such term of office for each individual officer as so designated by the board of directors.

SECTION 3. REMOVAL. Any officers elected or appointed by the board of directors may be removed by the board of directors with or without cause.

SECTION 4. PRESIDENT. The President shall be the principal executive officer of the Corporation and, subject to the control of the board of directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders. He may sign, with the Secretary, or any other proper officer of the Corporation thereunto authorized by the board of directors, certificates representing shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors.

SECTION 5. VICE PRESIDENT(S). In the absence of the President or in the event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have the authority of and be subject to all restrictions upon the President.

SECTION 6. SECRETARY. The secretary shall: (1) keep the minutes of the proceedings of its shareholders, board of directors, and executive committee and other committees, if any, in one or more books provided for that purpose; (2) see that all notices are duly

given in accordance with the provisions of these Bylaws or as required by law; (3) be custodian of the corporate records and of the Seal of the Corporation and see that the Seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (4) sign with the President certificates representing shares of the Corporation, issuance of which shall have been authorized by resolution of the board of directors; (5) have general charge of the record of shareholders of the Corporation; and (6) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the board of directors.

SECTION 7. TREASURER. If required by the board of directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the board of directors shall determine. He shall: (1) have charge and custody of and be responsible for all funds and securities of the Corporation, receive and give receipts for monies due and payable to the Corporation from any source whatsoever, and deposit all such monies in the name of the Corporation in such banks, trust companies or other depositories as shall be designated by these Bylaws or by the board of directors; (2) have charge and custody of and be responsible for the keeping of correct and complete books and records of accounts of the Corporation; and (3) in general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the board of directors.

SECTION 8. COMPENSATION OF OFFICERS. The compensation of officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation.

ARTICLE V

CERTIFICATE REPRESENTING SHARES, RECORD OF SHAREHOLDERS, TRANSFER OF SHARES

SECTION 1. CERTIFICATE REPRESENTING SHARES. The shares of the Corporation shall be represented by certificates which shall be in such form as shall be determined by the board of directors.

SECTION 2. LOST, DESTROYED OR WRONGFULLY TAKEN CERTIFICATES. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates therefore issued by the Corporation, alleged to have been lost, apparently destroyed or wrongfully taken, upon the making of any affidavit of that fact by the person claiming the certificate to be lost, apparently destroyed or wrongfully taken.

SECTION 3. RECORD OF SHAREHOLDERS. The Corporation shall keep at its principal office, or at the office of its transfer agent, or registrar in the State of New York, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof. The Corporation shall be protected in treating the persons whose names stand on the record of shareholders as the owners thereof for all purposes.

SECTION 4. TRANSFER OF SHARES. Upon surrender to the Corporation or the transfer agent of the Corporation of the certificate representing shares duly endorsed or accompanied by proper evidence

of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto and cancel the old certificate; every such transfer of shares shall be entered on the record of shareholders of the Corporation.

ARTICLE VI

DIVIDEND

The board of directors may from time to time require, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and in the discretion of the board of directors.

ARTICLE VII

SEAL

The Seal of the Corporation shall be circular in form and contain the name of the Corporation.

ARTICLE VIII

WAIVER OF NOTICE

SECTION 1. WAIVER OF NOTICE TO SHAREHOLDER. Notice of meeting need not be given to any shareholder who signs a waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting, the lack of notice of such meeting, shall constitute a waiver of notice by him.

SECTION 2. WAIVER OF NOTICE TO DIRECTOR. Notice of a meeting need not be given to any director who signs a waiver of notice

whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him. The waiver of notice need not specify the purpose of any regular or special meeting of the board of directors.

ARTICLE IX

AMENDMENT AND REPEAL

SECTION 1. AMENDMENT AND REPEAL BY THE SHAREHOLDER. These Bylaws may be amended or repealed by vote of the shareholders entitled to vote in the election of any director. Such amendment or repeal by shareholders is only made effective with the approval vote of a simple majority of a quorum of shareholders brought together at a special or annual meeting, unless such amendment or repeal of a specific bylaw requires a greater shareholder vote.

SECTION 2. AMENDMENT AND REPEAL BY THE BOARD OF DIRECTORS. These Bylaws may also be amended or repealed by a majority of the board of directors, unless such amendments or repeal of a specific bylaw requires a majority or greater shareholder vote.

EXHIBIT 3.1

NUMBER 1366

SHARES



INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

LYONS BANCORP, INC.

LYONS, NEW YORK 14489 CUSIP 552112

VOID

This Certifies that ______________________ *is the owner of*
______________________ *fully paid and non-assessable Shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation.

Dated ______________

See notice on reverse side



____
Authorized Signature

____
Authorized Signature

NOTICE: THE CERTIFICATE OF INCORPORATION OF THE CORPORATION CONTAINS PROVISIONS SPECIFYING (1) THAT THE PROPORTION OF HOLDERS THAT SHALL CONSTITUTE A QUORUM AND THE PROPORTION OF VOTES OF THE HOLDERS OF VOTING SHARES THAT SHALL BE NECESSARY AT ANY MEETING OF SHAREHOLDERS FOR THE TRANSACTION OF SPECIFIED ITEMS OF BUSINESS INCLUDING AMENDMENTS TO THE CERTIFICATE OF CORPORATION RELATING TO SUCH PROVISIONS SHALL BE GREATER THAN THE PROPORTIONS PRESCRIBED BY THE NEW YORK BUSINESS CORPORATION LAW IN THE ABSENCE OF SUCH PROVISIONS AND (2) THE PROPORTION OF DIRECTORS THAT SHALL CONSTITUTE A QUORUM AND VOTES OF DIRECTORS THAT SHALL BE NECESSARY AT ANY MEETING OF DIRECTORS FOR THE TRANSACTION OF SPECIFIED ITEMS OF BUSINESS SHALL BE GREATER THAN THE PROPORTIONS PRESCRIBED BY THE NEW YORK BUSINESS CORPORATION LAW IN THE ABSENCE OF SUCH PROVISIONS.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT – ....Custodian ....(Minor)
under Uniform Gifts to Minors Act ....(State)

For value received, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE

-- *Shares*

represented by the within Certificate, and hereby irrevocably constitutes and appoints --------------------

-- *Attorney to transfer the said*

shares on the books of the within-named Corporation with full power of substitution in the premises.

Dated ------------------------

In presence of ------------------------------------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alterations or enlargement, or any change whatever.

EXHIBIT 4.1

LYONS BANCORP, INC.
SHAREHOLDER OFFERING ORDER FORM

Your Properly Completed Order Form MUST BE RECEIVED
By Lyons Bancorp, Inc. before 5:00 p.m., New York Time
On April 15, 2004

NUMBER OF UNITS Fill in the number of units you wish to purchase and the total amount due. No fractional units will be issued. The minimum purchase is 100 units unless you are a current shareholder or an employee of the bank. Current shareholders may purchase any amount of units. Bank employees may purchase a minimum of 25 units. We reserve the right to accept or reject any part or all of any subscription.	Total Number of Units ______________ X Offering Price $________ = Amount Due $_________
METHOD OF PAYMENT Fill in the appropriate spaces that show how you wish to pay for the units. Checks, bank drafts or money orders should be made payable to Lyons Bancorp, Inc. If paying by withdrawal, write in the account number(s).	Enclosed is a check, bank draft or money order payable to Lyons Bancorp, Inc. for $______________ I authorize withdrawal(s) from the following The Lyons National Bank account(s). Account Number(s) ________ Amount ________ ________ ________ ________ ________ Total Withdrawal ________
OWNERSHIP REGISTRATION OF SECURITIES Print the name(s) in which you want the stock/warrants registered. If you are a depositor using a deposit account to purchase units, you must take ownership in at least one of the account holders' names. See the reverse of this form for registration guidelines. Enter the Social Security Number (Tax I.D. Number) of the registered owner. Only one number is required. Indicate the manner in which you wish to take ownership by checking the appropriate box. If necessary, check "other" and write in such ownerships as corporation, trust or estate. If units are purchased for a trust, the date of the Trust Agreement and Trust Title must be included.	Name(s) in which your units are to be registered ________________ ________________ Social Security Number or Tax. I.D. No.________________ Address ________________ City State Zip Code ❑ Individual ❑ Joint Tenants ❑ Tenants in Common ❑ Uniform Offer to Minors ❑ Other__________
STATE OF RESIDENCE Please complete to indicate the state of your residence.	The undersigned represents and warrants that he/she is a resident of the State of ________________.
BANK AFFILIATION Check this box if you are a director, officer or employee of the Bank or the Company.	❑ The undersigned is a director, officer or employee of the Bank or the Company.
NASD AFFILIATION Under regulations of the National Association of Securities Dealers, Inc. ("NASD"), members of the NASD and their associates will be deemed to have agreed (1) not to sell, transfer or hypothecate the stock/warrants for a period of 90 days following issuance, and (2) to report this subscription in writing to the applicable NASD member within one (1) day of payment thereof.	❑ The undersigned is an owner, director, officer, partner or employee of an NASD member firm, or is an associate of any such person.
TELEPHONE INFORMATION Please enter daytime and evening telephone numbers where you may be contacted in the event we cannot execute your order as given.	Daytime Telephone (____) ________________ Evening Telephone (____) ________________
ACKNOWLEDGEMENT Sign and date the form. When purchasing as a custodian, corporate officer, etc., add your final title to your signature. An additional signature is required only when payment is by withdrawal from an account that requires more than one signature to withdraw funds. DEADLINE The form, properly executed and with the correct payment, must be received before the close of the Shareholder Offering on April 15, 2004 at 5:00 p.m. New York Time. Order forms will be deemed received upon the date and time of delivery of the forms to the main office of the Bank. This form is to be returned by mailing it in the enclosed postage-paid envelope or by delivering it to the main office of the Bank. For assistance, please call Lyons Bancorp, Inc. at (315) 946-4871, Monday through Friday, 8:00 a.m. to 5:00 p.m. Registration guidelines are printed on the reverse of this form for your convenience.	We have informed you that Lyons Bancorp. Inc., a New York corporation ("we," "us" or "Lyons Bancorp"), is offering up to 80,000 units consisting of one share of our common stock and a warrant to purchase one share of our common stock, at a price of $_______ per share payable as provided herein and as described in and offered pursuant to the Offering Circular dated ________, 2004 furnished with this Order Form, to the undersigned (the "Offering Circular"). By executing this Order Form, you acknowledge receipt and review of the Offering Circular and agree to all the terms and conditions of the offering as described in the Offering Circular with respect to the subscription and order to purchase the number of units referred to below. You agree that once this Order Form is tendered to Lyons Bancorp, it may not be withdrawn and that the agreement created hereby shall survive the death or disability of the undersigned. This Order Form is not binding on Lyons Bancorp until accepted by Lyons Bancorp. You further acknowledge receipt and review of the Order Form Rider for offeree residents of the State in which you reside. You also agree to the terms and affirm the representations and warranties set forth therein, and agree that the same are made a part of this Order Form. I certify that: (1) the Social Security Number or Tax I.D. Number listed above is correct, and (2) I am not subject to back-up withholding. I also certify that I am purchasing the units only for my own account and I have no agreement or understanding for sale or transfer of the units. Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to back-up withholding because of under-reporting interest or dividends on your tax return. (Sign Here) ________________ Signature Date (Sign Here) ________________ Signature Date

IMPORTANT INFORMATION

NEITHER THE UNITS NOR THE COMMON STOCK NOR THE WARRANTS REPRESENT A DEPOSIT ACCOUNT OR OTHER OBLIGATION OF LYONS BANCORP, INC. NEITHER THE UNITS NOR THE COMMON STOCK NOR THE WARRANTS ARE OR WILL BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

BY EXECUTING THIS ORDER FORM, THE UNDERSIGNED ACKNOWLEDGES THAT THE UNDERSIGNED IS NOT WAIVING ANY RIGHTS HE OR SHE OR IT MAY HAVE UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934.

GUIDELINES FOR REGISTERING STOCK AND WARRANTS

FOR REASONS OF CLARITY AND STANDARDIZATION, THE STOCK TRANSFER INDUSTRY HAS DEVELOPED UNIFORM STOCKHOLDER REGISTRATIONS WHICH WE WILL UTILIZE IN THE ISSUANCE OF YOUR LYONS BANCORP, INC. STOCK CERTIFICATE(S) AND WARRANT CERTIFICATE(S). IF YOU HAVE ANY QUESTIONS, PLEASE CONSULT YOUR LEGAL ADVISOR. STOCK AND WARRANT OWNERSHIP MUST BE REGISTERED IN ONE OF THE FOLLOWING MANNERS.

INDIVIDUAL: Avoid the use of two initials. Include the first given name, middle initial and last name of the holder. Omit words of limitation that do not affect ownership rights such as "special accounts," "single man," "personal property," etc.

JOINT: Joint ownership of Stock or Warrants by two or more persons shall be inscribed on the Certificate with one of the following types of joint ownership. Names should be joined by "and;" do not connect with "or." Omit titles such as "Mrs.," "Dr.," etc.

JOINT TENANTS - Joint Tenancy with Right of Survivorship and not as Tenants in Common may be specified to identify two or more owners where ownership is intended to pass automatically, upon the death of one Joint Tenant, to the Surviving Tenant(s).

TENANTS IN COMMON - Tenants in Common may be specified to identify two or more owners. When Stock or Warrants are held as Tenancy in Common, upon the death of one Co-Tenant, ownership of the Stock or Warrants will be held by the surviving Co-Tenant(s) and by the heirs of the deceased Co-Tenant. All parties must agree to the transfer or sale of Stock or Warrants in this form of ownership and must agree to the exercise of the Warrant.

UNIFORM GIFT TO MINORS: Stock or Warrants may be held in the name of a custodian for a minor under the Uniform Gifts to Minors Laws of the Individual states. There may be one custodian and one minor designated on a Stock Certificate or Warrant Certificate. The standard abbreviation of custodian is "CUST," while the description "Uniform Gifts to Minors Act" is abbreviated "UNIF GIFT MIN ACT." Standard U.S. Postal Service state abbreviations should be used to describe the appropriate state. For example, Stock or Warrants held by John P. Jones under the New York Uniform Gifts to Minors Act will be abbreviated:
JOHN P. JONES CUST SUSAN A. JONES, UNIF GIFT MIN ACT NY.

FIDUCIARIES: Stock held in a fiduciary capacity must contain the following:

1. The name(s) of the fiduciary -
   - If an individual, list the first given name, middle initial and last name.
   - If a corporation, list the corporate title.
   - If an individual and a corporation, list the corporation's title before the individual.
2. The fiduciary capacity -
   - Administrator
   - Conservator
   - Committee
   - Executor
   - Trustee
   - Personal Representative
   - Custodian
3. The type of document governing the fiduciary relationship. Generally, such relationships are either under a form of Living Trust Agreement or pursuant to a Court Order. Without a document establishing a fiduciary relationship, your Stock or Warrants may not be registered in a fiduciary capacity.
4. The date of the document governing the relationship. The date of the document need not be used in the description of a Trust created by a Will.
5. Either of the following:

   The name of the Maker, Donor or Testator

   or

   The Name of the Beneficiary
   Example of Fiduciary Ownership:
   JOHN D. SMITH, TRUSTEE FOR TOM A. SMITH UNDER
   AGREEMENT DATED 6/9/74.

LYONS BANCORP, INC.
ORDER FORM RIDER
for Shareholder Offering and Community Offering
(For Completion by Residents of Florida, South Carolina and North Carolina)

In addition to the representations and acknowledgments in the Offering Order Form, executed and delivered to Lyons Bancorp, Inc., herewith, the undersigned makes the following additional representations, warranties and acknowledgments to Lyons Bancorp, Inc. as part of the undersigned's order for the purchase of units in the offering:

1. The offer and sale of units (and the underlying shares of common stock and warrants) have not been and will not be registered under the securities laws of the states of Florida, North Carolina, South Carolina or any other states, and the undersigned may be required to hold them for an indefinite period of time. Additionally, the units (and underlying shares of common stock and warrants) may not be sold, hypothecated, assigned or otherwise transferred unless and until registered under the applicable state securities laws, or unless Lyons Bancorp has received an opinion of counsel or other evidence satisfactory to Lyons Bancorp and its counsel that such registration is not required. The undersigned further acknowledges and agrees that any certificates representing the stock or warrants shall bear a legend to this effect.

2. The undersigned is purchasing the units for his or her own account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof. The undersigned does not have any present intention of selling or otherwise transferring the units or the underlying shares of common stock and warrants, or any interest therein.

3. The undersigned is not making an investment decision based on any general solicitation or advertisement by Lyons Bancorp. The undersigned has a pre-existing personal or business relationship with either Lyons Bancorp or one or more of its executive officers and directors.

4. The undersigned is able to evaluate and bear the economic risk of an investment in the offering, and the undersigned's order to purchase the units does not exceed ten percent (10%) of the undersigned's net worth.

5. Prior to the offer and sale of units in this offering the undersigned was given reasonable access to, and full and fair disclosure of, all material information with respect to Lyons Bancorp, the offering and the units in this offering. The undersigned has had the opportunity to ask questions of, and receive answers from, representatives of Lyons Bancorp concerning Lyons Bancorp, the offering and the terms and conditions of the purchase of the units in this offering. Any questions raised by the undersigned have been answered to the satisfaction of the undersigned.

6. The foregoing representations, warranties and acknowledgments are true and correct as of the date hereof, and each such representations, warranties and acknowledgments shall survive the undersigned's purchase of units in the offering. The undersigned agrees to notify Lyons Bancorp immediately after the time that any such representation is no longer true and correct.

____
Signature

____
Name

____
Date

EXHIBIT 4.2

LYONS BANCORP, INC.
COMMUNITY OFFERING ORDER FORM

Your Properly Completed Order Form MUST BE RECEIVED
By Lyons Bancorp, Inc. before 5:00 p.m., New York Time
On May 5, 2004

NUMBER OF UNITS Fill in the number of units you wish to purchase and the total amount due. No fractional units will be issued. The minimum purchase is 100 units unless you are a current shareholder or an employee of the bank. Current shareholders may purchase any amount of units. Bank employees may purchase a minimum of 25 units. We reserve the right to accept or reject any part or all of any subscription.	Total Number of Units ________ X Offering Price $________ = Amount Due $________
METHOD OF PAYMENT Fill in the appropriate spaces that show how you wish to pay for the units. Checks, bank drafts or money orders should be made payable to Lyons Bancorp, Inc. If paying by withdrawal, write in the account number(s).	Enclosed is a check, bank draft or money order payable to Lyons Bancorp, Inc. for $________ I authorize withdrawal(s) from the following The Lyons National Bank account(s). Account Number(s) ________ Amount ________ ________ ________ ________ ________ Total Withdrawal ________
OWNERSHIP REGISTRATION OF SECURITIES Print the name(s) in which you want the stock/warrants registered. If you are a depositor using a deposit account to purchase units, you must take ownership in at least one of the account holders' names. See the reverse of this form for registration guidelines. Enter the Social Security Number (Tax I.D. Number) of the registered owner. Only one number is required. Indicate the manner in which you wish to take ownership by checking the appropriate box. If necessary, check "other" and write in such ownerships as corporation, trust or estate. If units are purchased for a trust, the date of the Trust Agreement and Trust Title must be included.	Name(s) in which your units are to be registered ________ ________ Social Security Number or Tax. I.D. No.________ Address ________ City ____ State ____ Zip Code ____ ❑ Individual ❑ Joint Tenants ❑ Tenants in Common ❑ Uniform Offer to Minors ❑ Other________
STATE OF RESIDENCE Please complete to indicate the state of your residence.	The undersigned represents and warrants that he/she is a resident of the State of ________.
BANK AFFILIATION Check this box if you are a director, officer or employee of the Bank or the Company.	❑ The undersigned is a director, officer or employee of the Bank or the Company.
NASD AFFILIATION Under regulations of the National Association of Securities Dealers, Inc. ("NASD"), members of the NASD and their associates will be deemed to have agreed (1) not to sell, transfer or hypothecate the stock/warrants for a period of 90 days following issuance, and (2) to report this subscription in writing to the applicable NASD member within one (1) day of payment thereof.	❑ The undersigned is an owner, director, officer, partner or employee of an NASD member firm, or is an associate of any such person.
TELEPHONE INFORMATION Please enter daytime and evening telephone numbers where you may be contacted in the event we cannot execute your order as given.	Daytime Telephone (____) ________ Evening Telephone (____) ________
ACKNOWLEDGEMENT Sign and date the form. When purchasing as a custodian, corporate officer, etc., add your final title to your signature. An additional signature is required only when payment is by withdrawal from an account that requires more than one signature to withdraw funds. **DEADLINE** The form, properly executed and with the correct payment, must be received before the close of the Community Offering on May 5, 2004 at 5:00 p.m. New York Time. Order forms will be deemed received upon the date and time of delivery of the forms to the main office of the Bank. This form is to be returned by mailing it in the enclosed postage-paid envelope or by delivering it to the main office of the Bank. For assistance, please call Lyons Bancorp, Inc. at (315) 946-4871, Monday through Friday, 8:00 a.m. to 5:00 p.m. Registration guidelines are printed on the reverse of this form for your convenience.	We have informed you that Lyons Bancorp. Inc., a New York corporation ("we," "us" or "Lyons Bancorp"), is offering up to 80,000 units consisting of one share of our common stock and a warrant to purchase one share of our common stock, at a price of $______ per share payable as provided herein and as described in and offered pursuant to the Offering Circular dated ________, 2004 furnished with this Order Form, to the undersigned (the "Offering Circular"). By executing this Order Form, you acknowledge receipt and review of the Offering Circular and agree to all the terms and conditions of the offering as described in the Offering Circular with respect to the subscription and order to purchase the number of units referred to below. You agree that once this Order Form is tendered to Lyons Bancorp, it may not be withdrawn and that the agreement created hereby shall survive the death or disability of the undersigned. This Order Form is not binding on Lyons Bancorp until accepted by Lyons Bancorp. You further acknowledge receipt and review of the Order Form Rider for offeree residents of the State in which you reside. You also agree to the terms and affirm the representations and warranties set forth therein, and agree that the same are made a part of this Order Form. I certify that: (1) the Social Security Number or Tax I.D. Number listed above is correct, and (2) I am not subject to back-up withholding. I also certify that I am purchasing the units only for my own account and I have no agreement or understanding for sale or transfer of the units. Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to back-up withholding because of under-reporting interest or dividends on your tax return. (Sign Here) ________ Signature ________ Date (Sign Here) ________ Signature ________ Date

IMPORTANT INFORMATION

NEITHER THE UNITS NOR THE COMMON STOCK NOR THE WARRANTS REPRESENT A DEPOSIT ACCOUNT OR OTHER OBLIGATION OF LYONS BANCORP, INC. NEITHER THE UNITS NOR THE COMMON STOCK NOR THE WARRANTS ARE OR WILL BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

BY EXECUTING THIS ORDER FORM, THE UNDERSIGNED ACKNOWLEDGES THAT THE UNDERSIGNED IS NOT WAIVING ANY RIGHTS HE OR SHE OR IT MAY HAVE UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934.

GUIDELINES FOR REGISTERING STOCK AND WARRANTS

FOR REASONS OF CLARITY AND STANDARDIZATION, THE STOCK TRANSFER INDUSTRY HAS DEVELOPED UNIFORM STOCKHOLDER REGISTRATIONS WHICH WE WILL UTILIZE IN THE ISSUANCE OF YOUR LYONS BANCORP, INC. STOCK CERTIFICATE(S) AND WARRANT CERTIFICATE(S). IF YOU HAVE ANY QUESTIONS, PLEASE CONSULT YOUR LEGAL ADVISOR. STOCK AND WARRANT OWNERSHIP MUST BE REGISTERED IN ONE OF THE FOLLOWING MANNERS.

INDIVIDUAL: Avoid the use of two initials. Include the first given name, middle initial and last name of the holder. Omit words of limitation that do not affect ownership rights such as "special accounts," "single man," "personal property," etc.

JOINT: Joint ownership of Stock or Warrants by two or more persons shall be inscribed on the Certificate with one of the following types of joint ownership. Names should be joined by "and;" do not connect with "or." Omit titles such as "Mrs.," "Dr.," etc.

JOINT TENANTS - Joint Tenancy with Right of Survivorship and not as Tenants in Common may be specified to identify two or more owners where ownership is intended to pass automatically, upon the death of one Joint Tenant, to the Surviving Tenant(s).

TENANTS IN COMMON - Tenants in Common may be specified to identify two or more owners. When Stock or Warrants are held as Tenancy in Common, upon the death of one Co-Tenant, ownership of the Stock or Warrants will be held by the surviving Co-Tenant(s) and by the heirs of the deceased Co-Tenant. All parties must agree to the transfer or sale of Stock or Warrants in this form of ownership and must agree to the exercise of the Warrant.

UNIFORM GIFT TO MINORS: Stock or Warrants may be held in the name of a custodian for a minor under the Uniform Gifts to Minors Laws of the Individual states. There may be one custodian and one minor designated on a Stock Certificate or Warrant Certificate. The standard abbreviation of custodian is "CUST," while the description "Uniform Gifts to Minors Act" is abbreviated "UNIF GIFT MIN ACT." Standard U.S. Postal Service state abbreviations should be used to describe the appropriate state. For example, Stock or Warrants held by John P. Jones under the New York Uniform Gifts to Minors Act will be abbreviated:
JOHN P. JONES CUST SUSAN A. JONES, UNIF GIFT MIN ACT NY.

FIDUCIARIES: Stock held in a fiduciary capacity must contain the following:

1. The name(s) of the fiduciary -
   - If an individual, list the first given name, middle initial and last name.
   - If a corporation, list the corporate title.
   - If an individual and a corporation, list the corporation's title before the individual.
2. The fiduciary capacity -
   - Administrator
   - Conservator
   - Committee
   - Executor
   - Trustee
   - Personal Representative
   - Custodian
3. The type of document governing the fiduciary relationship. Generally, such relationships are either under a form of Living Trust Agreement or pursuant to a Court Order. Without a document establishing a fiduciary relationship, your Stock or Warrants may not be registered in a fiduciary capacity.
4. The date of the document governing the relationship. The date of the document need not be used in the description of a Trust created by a Will.
5. Either of the following:

   The name of the Maker, Donor or Testator

   or

   The Name of the Beneficiary
   Example of Fiduciary Ownership:
   JOHN D. SMITH, TRUSTEE FOR TOM A. SMITH UNDER
   AGREEMENT DATED 6/9/74.

LYONS BANCORP, INC.
ORDER FORM RIDER
for Shareholder Offering and Community Offering
(For Completion by Residents of Florida, South Carolina and North Carolina)

In addition to the representations and acknowledgments in the Offering Order Form, executed and delivered to Lyons Bancorp, Inc., herewith, the undersigned makes the following additional representations, warranties and acknowledgments to Lyons Bancorp, Inc. as part of the undersigned's order for the purchase of units in the offering:

1. The offer and sale of units (and the underlying shares of common stock and warrants) have not been and will not be registered under the securities laws of the states of Florida, North Carolina, South Carolina or any other states, and the undersigned may be required to hold them for an indefinite period of time. Additionally, the units (and underlying shares of common stock and warrants) may not be sold, hypothecated, assigned or otherwise transferred unless and until registered under the applicable state securities laws, or unless Lyons Bancorp has received an opinion of counsel or other evidence satisfactory to Lyons Bancorp and its counsel that such registration is not required. The undersigned further acknowledges and agrees that any certificates representing the stock or warrants shall bear a legend to this effect.

2. The undersigned is purchasing the units for his or her own account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof. The undersigned does not have any present intention of selling or otherwise transferring the units or the underlying shares of common stock and warrants, or any interest therein.

3. The undersigned is not making an investment decision based on any general solicitation or advertisement by Lyons Bancorp. The undersigned has a pre-existing personal or business relationship with either Lyons Bancorp or one or more of its executive officers and directors.

4. The undersigned is able to evaluate and bear the economic risk of an investment in the offering, and the undersigned's order to purchase the units does not exceed ten percent (10%) of the undersigned's net worth.

5. Prior to the offer and sale of units in this offering the undersigned was given reasonable access to, and full and fair disclosure of, all material information with respect to Lyons Bancorp, the offering and the units in this offering. The undersigned has had the opportunity to ask questions of, and receive answers from, representatives of Lyons Bancorp concerning Lyons Bancorp, the offering and the terms and conditions of the purchase of the units in this offering. Any questions raised by the undersigned have been answered to the satisfaction of the undersigned.

6. The foregoing representations, warranties and acknowledgments are true and correct as of the date hereof, and each such representations, warranties and acknowledgments shall survive the undersigned's purchase of units in the offering. The undersigned agrees to notify Lyons Bancorp immediately after the time that any such representation is no longer true and correct.

____
Signature

____
Name

____
Date

EXHIBIT 6.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT made this 19th day of February, 2004, by and between **THE LYONS NATIONAL BANK**, a federally chartered banking organization (the "Company") with its principal offices located at 35 William Street, Lyons, New York 14489, **LYONS BANCORP INC.**, a New York business corporation (the "Holding Company") with its principal address at 35 William Street, Lyons, New York 14489 and **ROBERT A. SCHICK**, (the "Executive"), of Geneva, New York.

Introductory Statement. The Executive, the Company and the Holding Company have previously entered into an Employment Agreement dated July 27, 1999. During the intervening period since the execution of the contract, the Company and Holding Company have experienced unparalleled success due in large part to the Executive's leadership, and anticipate said success to continue in the future. The Executive is currently 54 years old. It is the desire of the parties herein to create a contract to assure that the Executive will continue to serve as President and Chief Executive Officer of the Company and Holding Company for an additional period of approximately 5.5 years, and to thereafter serve as Chairman of the Holding Company and Mentor to the new president for a period of two years or until May 31, 2011 when the Executive anticipates that he will retire.

The Holding Company and the Company considered the continued availability of the Executive's services, management skills and business experience to be in the best interests of the Company, The Holding Company and the Holding Company's shareholders and desire to assure his continued services on behalf of the Company and the Holding Company.

In addition to the foregoing, the Board of Directors of the Holding Company (the "Board") and the Company have determined that it is in the best interests of the Company, the Holding Company and the Holding Company's shareholders to assure that they will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined below) of the Holding Company or the Company. The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage the Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change of Control, and to provide the Executive with compensation and benefits arrangements upon a change of Control which ensure that the compensation and benefits expectations of the Executive will be satisfied and which are competitive with those of other corporations.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements provided in this Agreement, the parties agree as follows:

1. (a) Effective Date. This Agreement and the Employment Period shall be deemed to be effective as of January 1, 2004.

(b) Employment Period. The Holding Company and the Company hereby agree to continue the Executive in their employ, and the Executive hereby agrees to remain in the employ of the Holding Company and the Company, in accordance with the terms and provisions of this Agreement, for a period commencing January 1, 2004 and continuing until May 31, 2011. As noted before, it is anticipated that upon the termination of the Employment Period, that the Executive will retire.

2. Superseding Agreement. It is the intention of this Employment Agreement, once fully executed, to supersede and replace any existing employment agreement previously entered into between the Executive, the Holding Company and/or the Company for the period subsequent to December 31, 2003.

3. Positions and Duties. During the Employment Period and until May 31, 2009, the Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all material respects with the most significant of those which he holds as of the date of the execution of this Agreement (currently President and Chief Executive Officer). The Executive shall perform these duties at the principal office of the Company (to wit: 35 William Street, Lyons, New York) or such other location as shall become the principal headquarters of the Company and/or the Holding Company.

During the period of employment prior to May 31, 2009, except for periods of vacation and sick leave, the Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Holding Company and Company to the extent necessary to discharge his responsibilities as Executive hereunder, and shall use his best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period, however, it shall not be deemed a violation of this Agreement if the Executive serves on corporate, civic or charitable boards or committees to the same extent such service is presently permitted or to manage his own personal investments so long as the activities do not significantly interfere with the performance of the Executive's responsibility as defined herein. To the extent that said activities have been conducted by the Executive prior to the effective date of this Agreement, the continued conduct of such activities subsequent to the effective date shall not be deemed to interfere with the performance of the Executive's responsibilities.

As noted hereinbefore, commencing on June 1, 2009 (unless the parties otherwise mutually agree), it is the intention of the parties that the Executive will become Chairman of the Holding Company and will be replaced as President and Chief Executive Officer of the Company and Holding Company. For the period from June 1, 2009 through May 31, 2011, the principal duties assigned to the Executive will be defined by the Board of Directors of the Company and Holding Company, but will principally be to work with the new President and Chief Executive Officer of the Company and Holding Company.

4. Compensation. During the initial year of the Employment Period, the Executive shall receive an annual base salary ("Annual Base Salary") of $125,000.00 which shall be payable on an equal monthly basis. For all subsequent years of employment, the annual base salary shall be at least equal to twelve times the highest monthly base salary paid or payable to the Executive by the Company in respect to the preceding twelve-month period plus a five

percent (5%) cost of living increase. The Base Salary shall be reviewed at least annually and shall be increased at any time and from time to time as shall be consistent with base salaries generally awarded in the ordinary course of business to other executives of the Company.

5. Annual Bonuses. In addition to the Annual Base Salary, the Executive shall be awarded, for each fiscal year ending during the Employment Period, an annual bonus (the "Annual Bonus") payable in cash, such amounts as the Board of Directors of the Holding Company and the Company shall determine, in its judgment, to be appropriate based upon the performance of the Executive, the Holding Company and the Company. Each such Annual Bonus shall be paid in cash no later than the end of the third month of the fiscal year next following the fiscal year for which the Annual Bonus is awarded, unless the Executive shall elect to defer the receipt of said Annual Bonus. (The average of the last two Annual Bonuses shall be referred to as the "Recent Average Bonus").

6. Deferred Compensation. In addition to other compensation and benefits noted herein, the Board of Directors of the Holding Company and Company has previously established and contributed into a deferred compensation account for the benefit of the Executive. For the year prior to 2004, the Executive received deferred compensation of $32,500.00. In addition, the stock portion of the account is credited with the actual dividends paid on equivalent shares for the period in question. The price per share for all shares so purchased/awarded shall be deemed the price for the last reported transfer as of 12/31 of the prior year.

For the calendar year 2004 the amount to be contributed by the Holding Company and Company into the deferred compensation account shall be $35,000.00, and the amount shall increase each subsequent year of the Employment Period by $5,000.00 to reflect a cost of living increase and merit adjustment (thus for the year 2005, the deferred comp amount will be $40,000.00; for the year 2006, it will be $45,000.00, etc.).

The entire deferred compensation account shall be credited to stock of the Holding Company. The Executive will be entitled to receive additional credit for any dividends that would have been earned on said stock if the same had been issued.

The right to receive said benefits shall vest upon the earlier of the following:

The Executive's death.

A. Termination of the Executive's employment with the Holding Company and/or the Company.

B. Executive's retirement from employment by the Holding Company and/or the Company.

C. Termination of this Employment Agreement.

D. Upon change of control as defined herein.

7. Incentive, Savings and Retirement Plans. During the Employment Period, the Executive shall be entitled to participate in all incentive, savings and retirement plans, policies and programs which are applicable generally to executives of the Company and Holding Company. In addition, the Executive shall be entitled to participate in any special incentive, savings and retirement plans, policies and programs which are available specially to the Executive or to the Executive's peers including, but not limited to, any stock option plan which is presently or may hereafter be established.

During the period of Executive's employment prior to the execution of this Agreement, the Executive, Company and Holding Company have entered into a certain Executive Salary Continuation Agreement dated September 26, 2001, and a Rabbi Trust for the Executive Salary Continuation Agreement and the Endorsement Method Split Dollar Plan Agreement. Said Agreements, together with any other previously entered into agreement by the parties, shall remain in full force and effect and shall be in addition to any of the provisions contained herein.

8. Welfare Benefit Plans. During the Employment Period, the Executive and the Executive's family shall be eligible for participation in and receive benefits from any welfare benefit plan which is provided by the Company, including without limitation medical insurance, prescription drug, dental, disability, salary continuation, life insurance, group life, accidental death and travel insurance to the extent that the same are generally available to the Executive and/or the Executive's peers. In addition, the Company shall pay for an annual physical for the Executive, including all tests which may be required or recommended by the Executive's chosen physician.

Currently the Executive is receiving Blue Choice Select medical insurance (family coverage) and Smile Saver Family Dental coverage (family). The Company reserves the right to change medical and dental plans during the term of this Agreement so long as the coverage provided to Executive is at least as good as Blue Choice Select medical insurance (family coverage) and Smile Saver Family Dental coverage (family coverage).

Expense Reimbursement. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable employment related expenses incurred by the Executive in the performance of his duties herein.

9. Fringe Benefits. The Company shall provide membership to the Executive in the Wayne Hills Country Club and shall further be responsible for paying all expenses incidental to the Executive's attendance at the ICBA convention (including family airfare and hotel expenses for the Executive, his spouse, his two daughters, and their immediate family). In addition, the Employee shall be entitled to use of a Company automobile to be mutually selected by the Company and the Employee.

10. Office and Support Staff. During the Employment Period, the Executive shall be entitled to an office or offices of the size and furnishings which Executive maintains at the time of the execution of this Agreement, and to personal secretarial and other assistance equivalent to those services available on the effective date of this Agreement.

11. Vacation. During the Employment Period, the Executive shall be entitled to paid vacation of at least four (4) weeks for 2004 and each subsequent year of the Employment Period. Irrespective of the foregoing, however, in the event that the Company adopts a vacation plan which will be more favorable to the Executive then provided herein, then the Executive shall have the right to determine whether the terms of this Agreement or the terms of the plan shall control.

12. Termination of Employment. Irrespective of the provisions which are set forth in paragraph 1 regarding the term of this Agreement, this Agreement may be terminated upon the following events:

A. Death. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period.

B. Disability. If the Board of Directors of the Holding Company and the Company reasonably determine, in good faith, that a disability of the Executive has occurred during the Employment Period, said party shall give to the Executive (and the Executive's spouse) written notice in accordance with Section 21 of its intention to terminate the Executive's employment. For purposes of this section, "disability" shall mean that Executive has been unable to substantially perform his duties and responsibilities provided for in this Agreement for a period of not less than thirty (30) hours per week, for a period of at least twenty-six (26) consecutive weeks as a result of the Executive's incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected jointly by the Executive and the Holding Company and Company, or, if the parties are unable to reach agreement on the selection of a physician, then the Executive shall select a physician of his choice, the Holding Company and Company shall jointly select one physician of their choice, and the two physicians shall select an independent physician. Each physician shall be provided with copies of all applicable medical reports relating to the Executive's disability and each physician shall be authorized to examine the Executive. A majority of the three physicians determination as to disability shall control under the terms of this Agreement.

C. Cause. The Holding Company and the Company, acting jointly, may terminate the Executive's employment during the Employment Period based upon Cause. For purposes of this Agreement, "Cause" shall mean:

(1) Executive's repeated violation of his obligations of employment under the terms of this Agreement (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the Executive's part, which are committed in bad faith or without reasonable belief that said violations are in the best interests of the Holding Company and the Company, and which are not remedied in a reasonable period of time after receipt of written notice from the Holding Company and the Company specifying such violations; or

(2) the conviction of the Executive of a felony involving moral turpitude. In establishing a termination for cause under subparagraph 1 herein, it shall be

incumbent upon the Holding Company and Company to establish either that the conduct constituted a violation of written policy and/or duties previously communicated to the Executive; or (b) that as a result of past conduct, the Executive knew or should have known that said duties or conduct was expected of him.

D. Good Reason: Window Period. The Executive's employment may be terminated during the Employment Period by the Executive for Good Reason. For purposes of this Agreement, "Good Reason" shall mean:

(1) assigning to the Executive duties which are inconsistent in respect to the Executive's position, authorities, duties or responsibilities or any other action by the Company which results in diminution in the Executive's position, authority, duties or responsibilities, (excluding isolated, insubstantial and inadvertent actions not taken in bad faith which are remedied by the Company within a reasonable period of time or if such diminution results from the Executive's physical disability, provided that if Executive's physician determines that said diminution is not necessary for the Executive's health, said diminution shall not be excluded).

(2) any material failure by the Company to comply with the provisions of this Agreement;

(3) the Company requiring the Executive to be based in an office or location other than as set forth in paragraph 3;

(4) any purported termination by the Company of the Executive's employment otherwise than as expressly permitted by this Agreement.

For purposes of this Section, any good faith determination of "Good Reason" by the Executive shall be conclusive.

E. Termination by Holding Company and/or Company Without Cause. The Company and Holding Company herein shall have the right to terminate the Executive without cause following December 31, 2003 and prior to January 1, 2010 upon the giving of ninety (90) days' prior written notice. Upon termination without cause, then the Executive's obligations under paragraph 3 shall terminate. In the event of a termination without cause, the Company and Holding Company shall be obligated to the Executive in the following manner:

The sum of the Annualized base salary of the Executive plus the Annualized Deferred Compensation of the Executive, each for the year of termination, multiplied by 1.9.

In the event that the Company and/or Holding Company herein shall desire to terminate the Executive without cause following December 31, 2009, then said termination shall become effective on the giving of 90 days prior written notice. In that event, however, the Company and Holding Company shall be obligated to pay any and all salary and

other benefits that are provided in the within Employment Agreement for the period continuing until May 31, 2011.

13. Notice of Termination. Any termination of the Executive or by the Executive as provided herein shall be communicated by notice of termination to the other party in accordance with the provisions of Section 21 of this Agreement. Said notice shall set forth the specific termination provision in this Agreement which is relied upon and, if applicable, reasonable details of the facts and circumstances claimed to provide a basis for termination under such section. Said Notice shall further set forth the date in which said termination is to become effective.

14. Obligations of the Company Upon Termination.

A. Termination For Reasons Other Than for Cause or Termination for Good Reason. If, during the Employment Period, the Holding Company and the Company shall terminate the Executive other than for Cause, then the following will apply:

(1) the Holding Company and the Company shall pay to the Executive the sums owed under the provisions of paragraphs 4, 5, 6, 7, 8, 10 (other than attendance at ICBA convention), 13E and/or 17B as noted hereinbefore (depending on the date of such termination). Irrespective of the foregoing, however, in the event the Executive shall become re-employed with another employer during the remainder of the period herein, and Executive shall be eligible to receive such medical or other welfare benefits under another employer provided plan, then the medical or other welfare benefits described herein shall be deemed secondary to those under such other plan provided by Executive's new employer.

B. Death. If the Executive's employment is terminated by reason of the Executive's death during the Employment Period, this Agreement shall terminate without further obligations to the Executive's estate under this Agreement, other than for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive's estate or beneficiary in a lump sum in cash within 30 days of the Date of Termination),

(2) Timely payment or provision for the Welfare Benefit Continuation as provided herein for a period of two years,

(3) Payment to the Executive's estate or beneficiary, if applicable, in a lump sum in cash within thirty (30) days of the Date of Termination of any amount of death benefit then provided by the Company and/or the Holding Company under the then-existing plans, policies or arrangements, and

(4) The proceeds of any life insurance covering the Executive to the extent that the same was paid for directly or on a contributory basis by the Executive (all said benefits hereinafter referred to as the "Death Benefits").

C. Disability. If the Executive's employment is terminated by reason of the Executive's Disability during the Employment Period, this Agreement shall terminate without further obligations to the Executive except that the Company and/or the Holding Company shall continue to be responsible for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive in a lump sum in cash within thirty (30) days of the date of the Termination).

(2) Timely payment of any Benefit Continuation or Other Benefits which may then be available under then existing policy and/or plan.

(3) Payment of the Welfare Benefit Plan for a period of two years.

D. Termination by Executive for Good Reason. In the event the Executive terminates herein under the provisions of paragraph 13 D, then irrespective of the date of occurrence of said event, the Company and Holding Company shall pay to the Executive those benefits that he would be entitled to under the provisions of paragraph 13 E as if the Company and/or Holding Company have terminated the Executive during the Company window period (except that the benefit shall extend for the entire period of the contract or until May 31, 2011).

E. Effect of Termination for Cause or Voluntary Withdrawal. If the Executive's employment shall be terminated for Cause during the Employment Period, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive Annual Base Salary through the Date of Termination plus the amount of any compensation previously deferred by the Executive (in each case to the extent theretofore unpaid). If the Executive terminates employment during the Employment Period, excluding a termination for Good Reason (13D), Disability (13B) Death (13A), or Change of Control (17B), this Agreement shall terminate without further obligations to the Executive, other than for Accrued Obligations. In all such cases, all Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination.

15. Non-exclusivity of Rights. Nothing contained in this Agreement shall prevent or limit the Executive's continuing or future participation in plans, programs or policies which are adopted after the execution of this Agreement by the Company and for which the Executive may be qualified.

16. Change of Control.

A. For purposes of this Agreement, a Change of Control shall mean:

(1) The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the "Outstanding the Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting

securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding the Holding Company Voting Securities").

Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this Article 17. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of change of control under the provisions of this Article 17. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

(2) Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(3) Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding the Holding Company Common Stock and Outstanding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (i) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then

outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

(4) Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities, as the case may be, (B) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding the Holding Company Common Stock or Outstanding the Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

(5) the issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more than 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph 1 herein.

B. At any time during this contract following the occurrence of an event of a Change of Control as defined herein, the Executive shall be authorized to terminate his employment with the Holding Company and Company without cause. In said event, the Executive shall be entitled to receive within thirty (30) days after date of termination: (i) the lesser of six (6) times the Executive's annual base salary, or the maximum amount which would be permitted under the Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax, (ii) all deferred compensation including the full funding of any

deferred compensation that would be owed to the Executive upon completion of the calendar year in which the termination occurred, and (iii) Benefit Continuation for a period of two years following termination.

17. Full Settlement: Resolution of Disputes. The obligation of the Company to make payments provided for in this Agreement and to otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which it may have against the Executive. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

18. Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company and its affiliated companies all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive's employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. In no event shall an asserted violation of the provisions of this Section constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement.

19. Successors.

A. This Agreement is personal to the Executive and without the prior written consent of the Holding Company and the Company shall not be assignable by the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

B. This Agreement shall inure to the benefit of and be binding upon the Holding Company, the Company and their successors and assigns.

C. The Holding Company and the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise to all or substantially all of their respective businesses and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that each of them would respectively be required to perform it if no such succession had taken place.

20. Miscellaneous.

A. As used in this Agreement, "Company" and "the Holding Company" when used singly shall mean each of them as hereinbefore defined and any successor to their

respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

B. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

C. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

Robert A. Schick
477 South Main Street
Geneva, New York 14456

If to the Holding Company
or the Company:

The Lyons National Bank
35 William Street
Lyons, New York 14489
Attn: Chairman of Board of Directors

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

D. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

E. The Holding Company and the Company may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

F. The Executive's, the Holding Company's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right the Executive, the Holding Company or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to Section 13(d) of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

G. The Executive and the Holding Company and the Company acknowledge that, if prior to the Effective Date, (i) the Executive's employment with the Holding Company and the Company terminates or (ii) the Executive ceases to be an officer of the Holding Company and the Company, then the Executive shall have no further rights under this Agreement.

21. Certain Reduction of Payments by the Company.

A. Anything in this Agreement to the contrary notwithstanding, in the event that it should be determined that any payment or distribution by the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise but determined without regard to any reduction required under this Section (a Payment) would be nondeductible by the Company for federal income tax purposes pursuant to the provisions of Section 280G of the Internal Revenue Code, then the aggregate present value of all Payments shall be reduced (but not below zero) such that such aggregate present value of Payments equals the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. For purposes of this Section, present value shall be determined in accordance with Section 280G(d)(4) of the Code.

B. As a result of the uncertainty and the application of Section 280G of the Code at the time of the initial determination by the Company, it is possible that the Payment will have been made by the Company which should not have been made (hereinafter referred to as "Overpayment") or that additional Payments will not have been made by the Company which should have been made (Underpayment), in each case, consistent with the calculations required to be made hereunder. In the event that the accounting firm then servicing the books and records of the Company determines that an Overpayment has been made, any such overpayment should be treated for all purposes as a loan to the Executive which the Executive shall repay to the Company together with interest at the applicable federal rate as provided in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by the Executive to the Company if and to the extent that said Payment would not reduce the amount which is subject to taxation under Section 4999 of the Code. In the event that the accounting firm then servicing the Company determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

C. The parties understand, acknowledge and agree that, notwithstanding any other provision of this Agreement, the Company shall not be obligated to make any Payment or provide for any benefit under this Agreement where (i) appropriate regulatory authority does not approval or acquiesce as may be required by law; or (ii) the Company has been informed either orally or in writing by a representative of the appropriate regulatory authority that it is the position of said regulatory authority that making said Payment or providing said benefit would constitute an unsafe and unsound practice, violate a written agreement between the Company and the regulatory authority, violate an applicable rule or regulation of the authority, or would cause or representative of the regulatory authority to recommend enforcement action against the

Company; provided, however, that consistent with said regulatory compliance, the Company will nevertheless use its best efforts to make each Payment to the maximum extent permitted.

IN WITNESS WHEREOF, the Executive and, pursuant to the authorization by their respective Boards of Directors, the Company and the Holding Company have signed this Agreement, all as of the day and year first above written.

/s/ Robert A. Schick
ROBERT A. SCHICK

LYONS BANCORP, INC.

By: /s/ James E. Santelli
Director

THE LYONS NATIONAL BANK

By: /s/ James E. Santelli
Director

EXHIBIT 6.2

EMPLOYMENT AGREEMENT

THIS AGREEMENT made this 19th day of February, 2004 by and between **THE LYONS NATIONAL BANK**, a federally chartered banking organization (the "Company") with its principal offices located at 35 William Street, Lyons, New York 14489, **LYONS BANCORP INC.**, a New York business corporation (the "Holding Company") with its principal address at 35 William Street, Lyons, New York 14489 and **CLAIR J. BRITT, JR.**, (the "Executive"), of Lyons, New York.

WITNESSETH:

WHEREAS, the Company, Holding Company and Executive have previously entered into an Employment Agreement dated the 27th day of July, 1999 and have been operating pursuant to the terms of said Agreement since its inception; and

WHEREAS, the parties herein desire to enter into a new Employment Agreement for purposes setting forth the new terms and conditions of employment of the Executive by the Company and Holding Company; and

WHEREAS, the Holding Company and the Company consider the continued availability of the Executive's services, managerial skills and business experience to be in the best interests of the Company, The Holding Company and the Holding Company's shareholders desire to assure the continued services of the Executive on behalf of the Company and the Holding Company; and

WHEREAS, in addition to the foregoing, the Board of Directors of the Holding Company (the "Board") and the Company have determined that it is in the best interests of the Company, the Holding Company and the Holding Company's shareholders to assure that they will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined below) of the Holding Company or the Company. The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage the Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change of Control, and to provide the Executive with compensation and benefits arrangements upon a change of Control which ensure that the compensation and benefits expectations of the Executive will be satisfied and which are competitive with those of other corporations.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements provided in this Agreement, the parties agree as follows:

1. (a) Effective Date. This Agreement and the Employment Period shall be deemed to be effective on January 1, 2004.

(b) Employment Period. The Holding Company and the Company hereby agree to continue the Executive in their employment, and the Executive hereby agrees to remain in the employment of the Holding Company and the Company, in accordance with the terms and provisions of this Agreement, for the period commencing on January 1, 2004 and ending on the same day of the year sixty (60) months after said date(the "Employment Period").

Irrespective of the foregoing, however, in the event that a change of control occurs as the same is defined in paragraph 16 hereafter, then the contract herein shall be deemed to have renewed effective on the date of change of control and shall expire sixty (60) months thereafter.

2. Superseding Agreement. It is the intention that this Employment Agreement once fully executed, shall supersede and replace any existing employment agreement previously entered into between the Executive and the Holding Company and/or the Company for the period commencing January 1, 2004.

3. Positions and Duties. During the Employment Period, the Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all material respects with the most significant of those which he holds as of the date of the execution of this Agreement.

During the period of employment, except for periods of vacation and sick leave, the Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Holding Company and Company to the extent necessary to discharge his responsibilities as Executive hereunder, and shall use his best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period, however, it shall not be deemed a violation of this Agreement if the Executive serves on corporate, civic or charitable boards or committees to the same extent such service is presently permitted or to manage his own personal investments so long as the activities do not significantly interfere with the performance of the Executive's responsibility as defined herein. To the extent that said activities have been conducted by the Executive prior to the effective date of this Agreement, the continued conduct of such activities subsequent to the effective date shall not be deemed to interfere with the performance of the Executive's responsibilities.

4. Compensation. During the initial year of the Employment Period, the Executive shall receive an annual base salary ("Annual Base Salary") of $110,000.00 which shall be payable on an equal monthly basis. The Base Salary shall be reviewed at least annually and shall be increased at any time and from time to time as shall be consistent with base salaries generally awarded in the ordinary course of business to other executives of the Company.

5. Annual Bonuses. In addition to the Annual Base Salary, the Executive shall be awarded, for each fiscal year ending during the Employment Period, an annual bonus (the "Annual Bonus") payable in cash, such amounts as the Board of Directors of the Holding Company and the Company shall determine, in its judgment, to be appropriate based upon the performance of the Executive, the Holding Company and the Company. Each such Annual

Bonus shall be paid in cash of the Holding Company no later than the end of the third month of the fiscal year next following the fiscal year for which the Annual Bonus is awarded, unless the Executive shall elect to defer the receipt of said Annual Bonus. (The average of the last two Annual Bonuses shall be referred to as the "Recent Average Bonus").

6. Deferred Compensation. In addition to other compensation and benefits noted herein, the Board of Directors of the Holding Company and Company will contribute into a deferred compensation account for the benefit of the Executive. Any stock portion of the account will be credited with the actual dividends paid on equivalent shares for the period in question. The price per share for all shares so purchased/awarded shall be deemed the price for the last reported transfer as of 12/31 of the prior year.

For the calendar year 2004 the amount to be contributed by the Holding Company and Company into the deferred compensation account shall be $10,000.00, and the amount shall increase each subsequent year of the Employment Period at the discretion of the board.

The entire deferred compensation account shall be credited to stock of the Holding Company. The Executive will be entitled to receive additional credit for any dividends that would have been earned on said stock if the same had been issued.

The right to receive said benefits shall vest upon the earlier of the following:

A. The Executive's death;

B. Termination of the Executive's employment with the Holding Company and/or the Company;

C. Executive's retirement from employment by the Holding Company and/or the Company;

D. Termination of this Employment Agreement.

E. Upon change of control as defined herein.

7. Incentive, Savings and Retirement Plans. During the Employment Period, the Executive shall be entitled to participate in all incentive, savings and retirement plans, policies and programs which are applicable generally to executives of the Company and Holding Company. In addition, the Executive shall be entitled to participate in any special incentive, savings and retirement plans, policies and programs which are available specially to the Executive or to the Executive's peers including, but not limited to, any stock option plan which is presently or may hereafter be established.

During the period of Executive's employment prior to the execution of this Agreement, the Executive, Company and Holding Company have entered into a certain Executive Salary Continuation Agreement dated September 26, 2001, and a Rabbi Trust for the Executive Salary Continuation Agreement and the Endorsement Method Split Dollar Plan

Agreement. Said Agreements, together with any other previously entered into agreement by the parties, shall remain in full force and effect and shall be in addition to any of the provisions contained herein.

8. Welfare Benefit Plans. During the Employment Period, the Executive and the Executive's family shall be eligible for participation in and receive benefits from any welfare benefit plan which is provided by the Company, including without limitation medical insurance, prescription drug, dental, disability, salary continuation, life insurance, group life, accidental death and travel insurance to the extent that the same are generally available to the Executive and/or the Executive's peers. In addition, the Company shall pay for an annual physical for the Executive, including all tests which may be required or recommended by the Executive's chosen physician.

Currently the Executive is receiving Blue Choice Select medical insurance ("Family Coverage") and Smile Saver Family Dental coverage. In the year 2005 and subsequent years, however, the Company reserves the right to pass along to the Executive any increases in premiums for either the Choice Select or the Smile Saver. The Company further reserves the right to change medical and dental plans during the term of this Agreement.

9. Expense Reimbursement. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable employment related expenses incurred by the Executive in the performance of his duties herein.

10. Fringe Benefits. The Company shall provide membership to the Executive in the Wayne Hills Country Club. In addition, the Employee shall be entitled to use of a Company automobile to be mutually selected by the Company and the Employee.

11. Office and Support Staff. During the Employment Period, the Executive shall be entitled to an office or offices of the size and furnishings which Executive maintains at the time of the execution of this Agreement, and to personal secretarial and other assistance equivalent to those services available on the effective date of this Agreement.

12. Vacation. During the Employment Period, the Executive shall be entitled to paid vacation of at least four (4) weeks for 2004 and each subsequent year of the Employment Period. Irrespective of the foregoing, however, in the event that the Company adopts a vacation plan which will be more favorable to the Executive then provided herein, then the Executive shall have the right to determine whether the terms of this Agreement or the terms of the plan shall control.

13. Termination of Employment. Irrespective of the provisions which are set forth in paragraph 1 regarding the term of this Agreement, this Agreement may be terminated upon the following events:

A. Death. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period.

B. Disability. If the Board of Directors of the Holding Company and the Company reasonably determine, in good faith, that a disability of the Executive has occurred during the Employment Period, said party shall give to the Executive (and the Executive's spouse) written notice in accordance with Section 21 of its intention to terminate the Executive's employment. For purposes of this section, "disability" shall mean that Executive has been unable to substantially perform his duties and responsibilities provided for in this Agreement for a period of not less than thirty (30) hours per week, for a period of at least twenty-six (26) consecutive weeks as a result of the Executive's incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected jointly by the Executive and the Holding Company and Company, or, if the parties are unable to reach agreement on the selection of a physician, then the Executive shall select a physician of his choice, the Holding Company and Company shall jointly select one physician of their choice, and the two physicians shall select an independent physician. Each physician shall be provided with copies of all applicable medical reports relating to the Executive's disability and each physician shall be authorized to examine the Executive. A majority of the three physicians determination as to disability shall control under the terms of this Agreement.

C. Cause. The Holding Company and the Company, acting jointly, may terminate the Executive's employment during the Employment Period based upon Cause. For purposes of this Agreement, "Cause" shall mean:

(1) Executive's repeated violation of his obligations of employment under the terms of this Agreement (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the Executive's part, which are committed in bad faith or without reasonable belief that said violations are in the best interests of the Holding Company and the Company, and which are not remedied in a reasonable period of time after receipt of written notice from the Holding Company and the Company specifying such violations; or

(2) the conviction of the Executive of a felony involving moral turpitude. In establishing a termination for cause under subparagraph 1 herein, it shall be incumbent upon the Holding Company and Company to establish either that the conduct constituted a violation of written policy and/or duties previously communicated to the Executive; or (b) that as a result of past conduct, the Executive knew or should have known that said duties or conduct was expected of him.

D. Good Reason: Window Period. The Executive's employment may be terminated during the Employment Period by the Executive for Good Reason. For purposes of this Agreement, "Good Reason" shall mean:

(1) assigning to the Executive duties which are inconsistent in respect to the Executive's position, authorities, duties or responsibilities or any other action by the Company which results in diminution in the Executive's position, authority, duties or responsibilities, (excluding isolated, insubstantial and inadvertent actions not taken in bad faith which are remedied by the Company within a reasonable period of time or if such diminution results from the Executive's physical disability, provided that if Executive's physician determines

that said diminution is not necessary for the Executive's health, said diminution shall not be excluded).

(2) any material failure by the Company to comply with the provisions of this Agreement;

(3) any purported termination by the Company of the Executive's employment otherwise than as expressly permitted by this Agreement.

For purposes of this Section, any good faith determination of "Good Reason" by the Executive shall be conclusive.

14. Notice of Termination. Any termination of the Executive by the Holding Company and Company, or by the Executive without reason, or at any time for Good Reason, shall be communicated by Notice of Termination to the other party in accordance with the provisions of Section 21 of this Agreement. Said notice shall set forth the specific termination provision in this Agreement which is relied upon and, if applicable, reasonable details of the facts and circumstances claimed to provide a basis for termination under such section. Said Notice shall further set forth the date in which said termination is to become effective.

15. Obligations of the Company Upon Termination.

A. Termination For Reasons Other Than for Cause or Termination for Good Reason. If, during the Employment Period, the Holding Company and the Company shall terminate the Executive other than for Cause or the Executive shall terminate his employment other than for Good Reason, Disability, or Death:

(1) the Holding Company and the Company shall pay to the Executive in a lump sum in cash within thirty (30) days after the Date of Termination the aggregate of the following amounts:

(a)

(b) the sum of the Executive's Annual Base Salary computed through the Date of Termination (to the extent not theretofore paid), plus a prorated share of the Recent Average Bonus previously received by the Executive, plus any compensation previously deferred by the Executive together with accrued interest or earnings thereon, plus any accrued vacation pay (said sums collection hereinafter referred to be "Accrued Obligations") and

(c) an amount equal to the product of 1.667 times the Executive's Annual Base Salary.

(2) In addition to the foregoing, for the remainder of the three year period which would have been the Employment Period but for termination (or for such longer period as any plan, practice or policy may otherwise provide), the Company shall continue to provide to the Executive and Executive's family benefits at least equal to those which would have been provided to them under then existing Welfare Benefit Plans if the Executive's employment had not been terminated. Irrespective of the foregoing, however, in the event that

the Executive shall become re-employed with another employer during the remainder of the two-year period noted herein, and Executive is eligible to receive such medical or other welfare benefits under another employer provided plan, then the medical and other welfare benefits described herein shall be deemed secondary to those under such other plan provided by the Executive's new employer.

B. Death. If the Executive's employment is terminated by reason of the Executive's death during the Employment Period, this Agreement shall terminate without further obligations to the Executive's estate under this Agreement, other than for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive's estate or beneficiary in a lump sum in cash within 30 days of the Date of Termination,

(2) Timely payment or provision for the Welfare Benefit Continuation and Other Benefits as provided herein for a period of two years,

(3) Payment to the Executive's estate or beneficiary, if applicable, in a lump sum in cash within thirty (30) days of the Date of Termination of any amount of death benefit then provided by the Company and/or the Holding Company under the then-existing plan, policies or arrangements, and

(4) The proceeds of any life insurance covering the Executive to the extent that the same was paid for directly or on a contributory basis by the Executive (all said benefits hereinafter referred to as the "Death Benefits").

C. Disability. If the Executive's employment is terminated by reason of the Executive's Disability during the Employment Period, this Agreement shall terminate without further obligations to the Executive except that the Company and/or the Holding Company shall continue to be responsible for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive in a lump sum in cash within thirty (30) days of the date of the Termination).

(2) Timely payment of any Benefit Continuation or Other Benefits which may then be available under then existing policy and/or plan.

D. Termination for Cause: If the Executive's employment shall be terminated for Cause during the Employment Period, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive Annual Base Salary through the Date of Termination plus the amount of any compensation previously deferred by the Executive (in each case to the extent theretofore unpaid). In all such cases, all Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination.

16. Non-exclusivity of Rights. Nothing contained in this Agreement shall prevent or limit the Executive's continuing or future participation in plans, programs or policies which are adopted after the execution of this Agreement by the Company and for which the Executive may be qualified.

17. Change of Control.

A. For purposes of this Agreement, a Change of Control shall mean:

(1) The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the "Outstanding the Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding the Holding Company Voting Securities").

Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this Article 17. In addition, any transfer made by a shareholder which has been consented to by the Executive prior to said transfer being made shall be excluded from any computation of change of control under the provisions of this Article 17. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

(2) Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(3) Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or

indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding the Holding Company Common Stock and Outstanding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (i) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

(4) Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities, as the case may be, (B) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding the Holding Company Common Stock or Outstanding the Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

(5) the issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the

combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more than 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph 1 herein.

B. At any time during the term of this Agreement following an event of a Change of Control as defined herein, the Executive shall be authorized to terminate his employment with the Holding Company and Company without cause. In said event, the Executive shall be entitled to receive within thirty (30) days after date of termination: (i) the lesser of six (6) times the Executive's annual base salary, or the maximum amount which would be permitted under the Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax, (ii) all deferred compensation including the full funding of any deferred compensation that would be owed to the Executive upon completion of the calendar year in which the termination occurred, and (iii) Benefit Continuation for a period of two years following termination.

18. Full Settlement: Resolution of Disputes. The obligation of the Company to make payments provided for in this Agreement and to otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which it may have against the Executive. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

19. Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company and its affiliated companies all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive's employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. In no event shall an asserted violation of the provisions of this Section constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement.

20. Successors.

A. This Agreement is personal to the Executive and without the prior written consent of the Holding Company and the Company shall not be assignable by the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

B. This Agreement shall inure to the benefit of and be binding upon the Holding Company, the Company and their successors and assigns.

C. The Holding Company and the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise to all or substantially all of their respective businesses and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that each of them would respectively be required to perform it if no such succession had taken place.

21. Miscellaneous.

A. As used in this Agreement, "Company" and "the Holding Company" when used singly shall mean each of them as hereinbefore defined and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

B. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

C. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

Clair J. Britt, Jr.
8632 Welch Road
Lyons, New York 14489

If to the Holding Company
or the Company:

The Lyons National Bank
35 William Street
Lyons, New York 14489
Attn: Chairman of Board of Directors

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

D. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

E. The Holding Company and the Company may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

F. The Executive's, the Holding Company's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right the Executive, the Holding Company or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to Section 13(d) of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

G. The Executive and the Holding Company and the Company acknowledge that, if prior to the Effective Date, (i) the Executive's employment with the Holding Company and the Company terminates or (ii) the Executive ceases to be an officer of the Holding Company and the Company, then the Executive shall have no further rights under this Agreement.

22. Certain Reduction of Payments by the Company.

A. Anything in this Agreement to the contrary notwithstanding, in the event that it should be determined that any payment or distribution by the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise but determined without regard to any reduction required under this Section (a Payment) would be nondeductible by the Company for federal income tax purposes pursuant to the provisions of Section 280G of the Internal Revenue Code, then the aggregate present value of all Payments shall be reduced (but not below zero) such that such aggregate present value of Payments equals the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. For purposes of this Section, present value shall be determined in accordance with Section 280G(d)(4) of the Code.

B. As a result of the uncertainty and the application of Section 280G of the Code at the time of the initial determination by the Company, it is possible that the Payment will have been made by the Company which should not have been made (hereinafter referred to as "Overpayment") or that additional Payments will not have been made by the Company which should have been made (Underpayment), in each case, consistent with the calculations required to be made hereunder. In the event that the accounting firm then servicing the books and records of the Company determines that an Overpayment has been made, any such overpayment should be treated for all purposes as a loan to the Executive which the Executive shall repay to the Company together with interest at the applicable federal rate as provided in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by the Executive to the Company if and to the extent that said Payment would not reduce the amount which is subject to taxation under Section 4999 of the Code. In the event that the accounting firm then servicing the Company determines that an Underpayment has occurred, any such Underpayment shall be

promptly paid by the Company to or for the benefit of the Executive together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

C. The parties understand, acknowledge and agree that, notwithstanding any other provision of this Agreement, the Company shall not be obligated to make any Payment or provide for any benefit under this Agreement where (i) appropriate regulatory authority does not approval or acquiesce as may be required by law; or (ii) the Company has been informed either orally or in writing by a representative of the appropriate regulatory authority that it is the position of said regulatory authority that making said Payment or providing said benefit would constitute an unsafe and unsound practice, violate a written agreement between the Company and the regulatory authority, violate an applicable rule or regulation of the authority, or would cause or representative of the regulatory authority to recommend enforcement action against the Company; provided, however, that consistent with said regulatory compliance, the Company will nevertheless use its best efforts to make each Payment to the maximum extent permitted.

IN WITNESS WHEREOF, the Executive and, pursuant to the authorization by their respective Boards of Directors, the Company and the Holding Company have signed this Agreement, all as of the day and year first above written.

/s/ Clair J. Britt, Jr.
CLAIR J. BRITT, JR.

LYONS BANCORP, INC.

By: /s/ James E. Santelli
Director

THE LYONS NATIONAL BANK

By: /s/ James E. Santelli
Director

EXHIBIT 6.3

EXECUTIVE SALARY CONTINUATION AGREEMENT

THE AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a banking corporation organized and existing under the laws of the United States (hereinafter called "Bank"), and Robert A. Schick (hereinafter called the "Executive").

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank, and is now serving the Bank as its President and Chief Executive Officer; and,

WHEREAS, it is the consensus of the Board of Directors that the Executive's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity; and,

WHEREAS, the experience of the Executive, his knowledge of the affairs of the Bank, his reputation and contacts in the industry are so valuable that assurance of his continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Executive so as to reasonably assure his remaining in the Bank's employment during his lifetime or until the age of retirement; and,

WHEREAS, it is the desire of the Bank that his services be retained as herein provided; and,

WHEREAS, the Executive is willing to continue in the employ of the Bank provided the Bank agrees to pay to him or his beneficiaries certain benefits in accordance with the terms and conditions hereinafter set forth:

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this agreement under which the Bank will agree to make certain payments to the Executive at retirement or his beneficiary in the event of his premature death while employed by the Bank; and,

FURTHERMORE, it is the intent of the parties hereto that this agreement be considered an unfunded arrangement maintained primarily to provide supplemental benefits for the Executive, as a member of a select group of management or highly compensated employees of the Bank for the purposes of the Employee Retirement Income Security Act of 1974, (E.R.I.S.A.):

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. EMPLOYMENT

The Bank agrees to employ the Executive in such capacity as the Bank may from time to time determine. The Executive will continue in the employ of the Bank in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined from time to time by the Board of Directors of the Bank. Active employment shall include temporary disability not to exceed six (6) months (26 weeks) and other "leave of absences" specifically granted by the Board of Directors.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. RETIREMENT DATE

If Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, unless by action of the Board of Directors his period of active employment shall be shortened or extended.

IV. EARLY RETIREMENT

The Executive may retire early provided the Executive has attained his sixtieth (60th) birthday. Upon said early retirement, the Executive shall receive the benefits set forth in Paragraph V subject to vesting schedule in Paragraph VIII, and based upon the Executive's compensation at said early retirement.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Subject to Subparagraph IX (A), upon said retirement the Bank, commencing each January 1st following said retirement, shall pay Executive an annual benefit equal to seventy-five percent (75%) of Executive's average of highest three (3) years (salary, bonus and deferred compensation) immediately prior to his retirement, said amount to be reduced by the following amounts the Executive would be entitled to at age sixty-two (62): (i) The amount available to the Executive from the Bank's pension plan assuming lifetime with fifteen (15) years certain; (ii) The

Bank's contribution to the Executive's 401(k) plan annuitized assuming the Executive would be paid for fifteen (15) years certain using a rate of return equal to the average one-year Federal funds rate for the twelve (12) months immediately preceding the Executive's retirement. It shall further be assumed that the Executive has contributed the maximum voluntary contribution to the 401(k) plan thereby being eligible for maximum Bank contribution and assume seven percent (7%) interest on Bank contribution. And, (iii) fifty percent (50%) of the Executive's age sixty-two (62) Social Security benefit. The benefit shall be payable beginning thirty (30) days following retirement in equal monthly installments (of 1/12 of the annual benefit) until the death of the Executive, provided that if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to whomever the Executive shall designate in writing and filed with the Bank, until the full number of one hundred and eighty (180) monthly payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die while actively employed by the Bank at any time after the date of this Agreement but prior to his attaining the age of sixty-two (62) years (or such later date as may be agreed upon), the Executive shall become 100% vested in the value of his accrued liability account. The benefit shall be payable in either, at the discretion of the Bank, fifteen (15) annual payments using a rate of return equal to the average one year Federal funds rate for the twelve (12) months immediately preceding the Executive's date of death, or in a lump sum. Further, as set forth in this Agreement, the benefits shall be payable to such individual or individuals as the Executive may have designated in writing and filed with the Bank. The said monthly payments shall begin the first day of the month following the death of the Executive. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate. Provided, however, that anything hereinabove to the contrary notwithstanding, no death benefit shall be payable hereunder if it is determined that the Executive's death was caused by suicide on or before September 12, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued liability retirement account for the Executive into which appropriate reserves shall be accrued.

VIII. VESTING

The Executive shall be entitled to receive ten percent (10%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement.

IX. OTHER TERMINATION OF EMPLOYMENT AND DISABILITY

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account, at termination, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the Executive's Retirement Date (Paragraph III). This severance compensation shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, due to the Executive's discharge by the Bank, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account at termination. These payments shall begin thirty (30) days following the date of the termination of service. This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average of Federal funds rate for the twelve (12) months immediately preceding the termination of the Executive.

In the event the Executive's death should occur after such severance but prior to the completion of the monthly payments provided for in this Paragraph IX, the remaining installments shall be paid to such individual or individuals as the Executive may have designated in writing, and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of his estate.

A.) Discharge for Cause:

Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to

discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

B.) <u>Disability Provision:</u>

In the event the Executive's employment should terminate due to a total disability, as determined by the Executive's individual disability insurance policy, one hundred percent (100%) of the balance in the Executive's accrued liability account (at the time of said disability) shall be paid to the Executive for ten (10) years using the average Federal funds rate for the twelve (12) months preceding the Executive's date of disability, or in lump sum at Bank's discretion. Said payment shall commence thirty (30) days following termination due to disability. It is further agreed that in conjunction with this benefit plan the Bank will apply for and pay for a disability income policy in an amount providing at least sixty percent (60%) of the Executive's annual total compensation and sixty percent (60%) of the Executive's insurable retirement benefit plan contributions. This Plan shall have an elimination period of one (1) year.

X. PARTICIPATION IN OTHER PLANS

The benefits provided hereunder shall be in addition to Executive's annual salary as determined by the Board of Directors, and shall not affect the right of Executive to participate in any current or future Bank Retirement Plan, group insurance, bonus, or in any supplemental compensation arrangement which constitutes a part of the Bank's regular compensation structure.

XI. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within 25 miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change of Control as described in Section XII below.

XII. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive shall be entitled to receive the benefits in Paragraph V. Said benefit shall be based on the Executive's salary bonus, and deferred compensation at the time of said termination, reduced by the factors set forth in said Paragraph

V. Said benefit shall commence thirty (30) days following said termination of employment.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other

actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote

generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XIII. BANK CAPITAL

If after the retirement of Executive, the capital of the Bank should fall below the minimum required by the Bank's regulatory authority and/or the Bank fails to make a profit in any two (2) successive years, Executive may, at his option, demand that the Bank pay him the balance of the benefits due him in a lump sum. The balance due Executive shall be an amount of money equal to his accrued

liability benefit account balance and shall be paid to him by the Bank within thirty (30) days of his demand.

XIV. ALIENABILITY

It is agreed that neither Executive, nor his/her spouse, nor any other assignee, shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the right thereto are expressly declared to be non-assignable and non-transferable; and, in the event of any attempted assignment or transfer, the Bank shall have no further liability hereunder.

XV. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark, or entrust any fund or money with which to pay its obligations under this Agreement. The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and determine the extent, nature, and method of such funding.

XVI. GENERAL ASSETS OF THE BANK

The rights of the Executive under this Agreement and of any beneficiary of the Executive shall be solely those of an unsecured creditor of the Bank. If the Bank shall acquire an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, it is expressly understood and agreed that neither Executive nor any beneficiary of Executive shall have any right with respect to, or claim against, such policy or other asset. Such policy or asset shall not be deemed to be held under any trust for the benefit of Executive or his beneficiary or to be held in any way as collateral security for the fulfilling of the obligations of the Bank under this Agreement. It shall be and remain a general, unpledged, unrestricted asset of the Bank and Executive or his beneficiary shall not have a greater claim to the insurance policy or other assets, or any interest in either of them, than any other general creditor of the Bank.

XVII. REORGANIZATION

The Bank agrees that if the Bank merges or consolidates with any other company or organization, or permits its business activities to be taken over by any other organization, or ceases its business activities or terminates its existence. The Executive will be considered to be vested in one hundred percent (100%) of the retirement benefit to be paid to the Executive pursuant to Paragraphs IV, V, VI, IX, and XI.

XVIII. AMENDMENT

This Agreement may be amended in whole or in part from time to time mutual consent of the Executive and the Bank.

XIX. NOT A CONTRACT OF EMPLOYMENT

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate his employment.

XX. HEADINGS

Headings and subheadings of this Agreement are inserted for reference and convenience only and shall not be deemed a part of this agreement.

XXI. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

XXII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XXIII. CLAIMS PROCEDURE

In the event that benefits under this Agreement are not paid to the Executive (or his beneficiary in the case of the Executive's death), and such person feels entitled to receive them, a claim shall be made in writing to the Plan Administrator within ninety (90) days from the date payments are not made. Such claim shall be reviewed by the Plan Administrator and the Bank. If the claim is denied, in full or in part, the Plan Administrator shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, specific reference to the provisions of this Agreement upon which the denial is based, and any additional material or information necessary to perfect the claim, if any. Also, such written notice shall indicate the steps to be taken if a review of the denial is desired.

If a claim is denied and a review is desired, the Executive (or his beneficiary in the case of the Executive's death), shall notify the Plan Administrator in writing within ninety (90) days of receiving notice of said denial [and a claim shall be deemed denied if the Plan Administrator does not take any action within the aforesaid ninety (90) day period]. In requesting a review, the Executive or his beneficiary may review this Agreement or any documents relating to it and submit

any written issues and comments he or she may feel appropriate. In its sole discretion the Plan Administrator shall then review the claim and provide a written decision within ninety (90) days. This decision likewise shall state the specific provisions of the Agreement on which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause", such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XXIV. NAMED FIDUCIARY AND PLAN ADMINISTRATOR

For purposes of implementing this claims procedure (but not for any other purpose), The Lyons National Bank, is hereby designated as the Named Fiduciary and Plan Administrator of Plan Agreement. As Named Fiduciary and Plan Administrator, The Lyons National Bank shall be responsible for the management, control, and administration of the agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

Secretary

By: __________ Director
Title

Witness

Robert A. Schick

EXHIBIT 6.4

EXECUTIVE SALARY CONTINUATION AGREEMENT

THE AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a banking corporation organized and existing under the laws of the United States (hereinafter called "Bank"), and Clair J. Britt (hereinafter called the "Executive").

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank, and is now serving the Bank as its Executive Vice President and Senior Lending Officer; and,

WHEREAS, it is the consensus of the Board of Directors that the Executive's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity; and,

WHEREAS, the experience of the Executive, his knowledge of the affairs of the Bank, his reputation and contacts in the industry are so valuable that assurance of his continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Executive so as to reasonably assure his remaining in the Bank's employment during his lifetime or until the age of retirement; and,

WHEREAS, it is the desire of the Bank that his services be retained as herein provided; and,

WHEREAS, the Executive is willing to continue in the employ of the Bank provided the Bank agrees to pay to him or his beneficiaries certain benefits in accordance with the terms and conditions hereinafter set forth:

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this agreement under which the Bank will agree to make certain payments to the Executive at retirement or his beneficiary in the event of his premature death while employed by the Bank; and,

FURTHERMORE, it is the intent of the parties hereto that this agreement be considered an unfunded arrangement maintained primarily to provide supplemental benefits for the Executive, as a member of a select group of management or highly compensated employees of the Bank for the purposes of the Employee Retirement Income Security Act of 1974, (E.R.I.S.A.):

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. EMPLOYMENT

The Bank agrees to employ the Executive in such capacity as the Bank may from time to time determine. The Executive will continue in the employ of the Bank in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined from time to time by the Board of Directors of the Bank. Active employment shall include temporary disability not to exceed six (6) months (26 weeks) and other "leave of absences" specifically granted by the Board of Directors.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. RETIREMENT DATE

If Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, unless by action of the Board of Directors his period of active employment shall be shortened or extended.

IV. EARLY RETIREMENT

The Executive may retire early provided the Executive has attained age fifty-five (55) and has been employed by the Bank for twenty (20) full years from the date of first service. Upon said early retirement, the Executive shall receive the benefits set forth in Paragraph V subject to vesting schedule in Paragraph VIII, and based upon the Executive's compensation at said early retirement.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Subject to Subparagraph IX (A), upon said retirement the Bank shall pay Executive an annual benefit equal to seventy-five percent (75%) of Executive's average of highest three (3) years (salary, bonus and deferred compensation) immediately prior to his retirement, said amount to be reduced by the following amounts the Executive would be entitled to at age sixty-two (62): (i) The amount available to the Executive from the Bank's pension plan assuming lifetime with

fifteen (15) years certain; (ii) The Bank's contribution to the Executive's 401(k) plan annuitized assuming the Executive would be paid for fifteen (15) years certain using a rate of return equal to the average one-year Federal funds rate for the twelve (12) months immediately preceding the Executive's retirement. It shall further be assumed that the Executive has contributed the maximum voluntary contribution to the 401(k) plan thereby being eligible for maximum Bank contribution and assume seven percent (7%) interest on Bank contribution. And, (iii) fifty percent (50%) of the Executive's age sixty-two (62) Social Security benefit. Beginning January 1st following the Executive's retirement date, the benefits shall be payable annually until the death of the Executive. If, however, the Executive retires on a date other than December 31st, then the payment made January 1st of the year following retirement shall be an amount that is prorated based on the date of retirement. For example, if the Executive retires on April 1, 2002, then the payment made on January 1, 2003 shall be based upon the full annual benefit amount the Executive would have received for a full twelve months prorated for the nine (9) months retired in the year 2002.

Provided that if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to whomever the Executive shall designate in writing and filed with the Bank, until the full number of one hundred and eighty (180) monthly payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die while actively employed by the Bank at any time after the date of this Agreement but prior to his attaining the age of sixty-two (62) years (or such later date as may be agreed upon), the Executive shall become 100% vested in the value of his accrued liability account. The benefit shall be payable in either, at the discretion of the Bank, fifteen (15) annual payments using a rate of return equal to the average one year Federal funds rate for the twelve (12) months immediately preceding the Executive's date of death, or in a lump sum. Further, as set forth in this Agreement, the benefits shall be payable to such individual or individuals as the Executive may have designated in writing and filed with the Bank. The said monthly payments shall begin the first day of the month following the death of the Executive. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate. Provided, however, that anything hereinabove to the contrary notwithstanding, no death benefit shall be payable hereunder if it is determined that the Executive's death was caused by suicide on or before September 12, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued liability retirement account for the Executive into which appropriate reserves shall be accrued.

VIII. VESTING

The Executive shall be entitled to receive five percent (5%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement.

IX. OTHER TERMINATION OF EMPLOYMENT AND DISABILITY

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account, at termination, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the date of the Executive's termination of service. This severance compensation shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, due to the Executive's discharge by the Bank, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account at termination. These payments shall begin thirty (30) days following the date of the termination of service. This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average Federal Funds rate for the twelve (12) months immediately preceding the termination of the Executive.

In the event the Executive's death should occur after such severance but prior to the completion of the monthly payments provided for in this Paragraph IX, the remaining installments shall be paid to such individual or individuals as the Executive may have designated in writing, and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of his estate.

A.) <u>Discharge for Cause</u>:

Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

B.) <u>Disability Provision:</u>

In the event the Executive's employment should terminate due to a total disability, as determined by the Executive's individual disability insurance policy, one hundred percent (100%) of the balance in the Executive's accrued liability account (at the time of said disability) shall be paid to the Executive for ten (10) years using the average Federal funds rate for the twelve (12) months preceding the Executive's date of disability, or in lump sum at Bank's discretion. Said payment shall commence thirty (30) days following termination due to disability. It is further agreed that in conjunction with this benefit plan the Bank will apply for and pay for a disability income policy in an amount providing at least sixty percent (60%) of the Executive's annual total compensation and sixty percent (60%) of the Executive's insurable retirement benefit plan contributions. This Plan shall have an elimination period of one (1) year.

X. PARTICIPATION IN OTHER PLANS

The benefits provided hereunder shall be in addition to Executive's annual salary as determined by the Board of Directors, and shall not affect the right of Executive to participate in any current or future Bank Retirement Plan, group insurance, bonus, or in any supplemental compensation arrangement which constitutes a part of the Bank's regular compensation structure.

XI. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within 25 miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change of Control as described in Section XII below.

XII. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive shall be entitled to receive the benefits in Paragraph V. Said benefit shall be based on the Executive's salary bonus, and deferred compensation at the time of said termination, reduced by the factors set forth in said Paragraph V. Said benefit shall commence thirty (30) days following said termination of employment.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or
2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's

shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XIII. BANK CAPITAL

If after the retirement of Executive, the Tier 1 capital of the Bank should fall below the minimum required by the Bank's regulatory authority and/or the Bank fails to make a profit in any two (2) successive years, Executive may, at his option, demand that the Bank pay him the balance of the benefits due him in a lump sum. The balance due Executive shall be an amount of money equal to his accrued liability benefit account balance and shall be paid to him by the Bank within thirty (30) days of his demand.

XIV. ALIENABILITY

It is agreed that neither Executive, nor his/her spouse, nor any other assignee, shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the right thereto are expressly declared to be non-assignable and non-transferable; and, in the event of any attempted assignment or transfer, the Bank shall have no further liability hereunder.

XV. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark, or entrust any fund or money with which to pay its obligations under this Agreement. The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and determine the extent, nature, and method of such funding.

XVI. GENERAL ASSETS OF THE BANK

The rights of the Executive under this Agreement and of any beneficiary of the Executive shall be solely those of an unsecured creditor of the Bank. If the Bank shall acquire an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, it is expressly understood and agreed that neither Executive nor any beneficiary of Executive shall have any right with respect to, or claim against, such policy or other asset. Such policy or asset shall not be deemed to be held under any trust for the benefit of Executive or his beneficiary or to be held in any way as collateral security for the fulfilling of the obligations of the Bank under this Agreement. It shall be and remain a general, unpledged, unrestricted asset of the Bank and Executive or his beneficiary shall not have a greater claim to the insurance policy or other assets, or any interest in either of them, than any other general creditor of the Bank.

XVII. REORGANIZATION

The Bank agrees that if the Bank merges or consolidates with any other company or organization, or permits its business activities to be taken over by any other organization, or ceases its business activities or terminates its existence. The Executive will be considered to be vested in one hundred percent (100%) of the retirement benefit to be paid to the Executive pursuant to Paragraph V above.

XVIII. AMENDMENT

This Agreement may be amended in whole or in part from time to time by the mutual consent of both the Executive and the Bank.

XIX. NOT A CONTRACT OF EMPLOYMENT

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate his employment.

XX. HEADINGS

Headings and subheadings of this Agreement are inserted for reference and convenience only and shall not be deemed a part of this agreement.

XXI. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

XXII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XXIII. CLAIMS PROCEDURE

In the event that benefits under this Agreement are not paid to the Executive (or his beneficiary in the case of the Executive's death), and such person feels entitled to receive them, a claim shall be made in writing to the Plan Administrator within ninety (90) days from the date payments are not made. Such claim shall be reviewed by the Plan Administrator and the Bank. If the claim is denied, in full or in part, the Plan Administrator shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, specific reference to the provisions of this Agreement upon which the denial is based, and any additional

material or information necessary to perfect the claim, if any. Also, such written notice shall indicate the steps to be taken if a review of the denial is desired.

If a claim is denied and a review is desired, the Executive (or his beneficiary in the case of the Executive's death), shall notify the Plan Administrator in writing within ninety (90) days [and a claim shall be deemed denied if the Plan Administrator does not take any action within the aforesaid ninety (90) day period]. In requesting a review, the Executive or his beneficiary may review this Agreement or any documents relating to it and submit any written issues and comments he or she may feel appropriate. In its sole discretion the Plan Administrator shall then review the claim and provide a written decision within ninety (90) days. This decision likewise shall state the specific provisions of the Agreement on which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause," such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XXIV. NAMED FIDUCIARY AND PLAN ADMINISTRATOR

For purposes of implementing this claims procedure (but not for any other purpose), The Lyons National Bank, is hereby designated as the Named Fiduciary and Plan Administrator of Plan Agreement. As Named Fiduciary and Plan Administrator, The Lyons National Bank shall be responsible for the management, control, and administration of the agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

Secretary

By: President/CEO
Title

Witness

Clair J. Britt

EXHIBIT 6.5

LIFE INSURANCE

ENDORSEMENT METHOD SPLIT DOLLAR PLAN

AGREEMENT

Insurer:	Union Central Life Insurance Company
Policy Number:	U200001372
Bank:	The Lyons National Bank
Insured:	Robert A. Schick, President
Relationship of Insured to Bank:	Executive
Trust:	Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and The Endorsement Method Split Dollar Plan Agreement

The respective rights and duties of the Bank and the Insured in the above-referenced policy shall be pursuant to the terms set forth below:

I. DEFINITIONS

Refer to the policy contract for the definition of any terms in this Agreement that are not defined herein. If a definition of a term in the policy is inconsistent with the definition of a term in this Agreement, then the definition of the term as set forth in this Agreement shall supersede and replace the definition of the terms as set forth in the policy.

II. POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Trustee for the Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and the Endorsement Method Split Dollar Plan Agreement for its use and for the use of the Insured all in accordance with this Agreement. The Trustee at the direction of the Bank may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Trustee at the direction of the

Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject Split Dollar policy, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III. BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive the Insured's share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Trustee at the direction of the Bank or the Trust may have in such proceeds, as provided in this Agreement.

IV. PREMIUM PAYMENT METHOD

The Bank or the Trustee at the direction of the Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V. TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the assumed cost of insurance as required by the Internal Revenue Service. The Bank or the Trustee at the direction of the Bank will report to the Insured the amount of imputed income each year on Form W-2 or its equivalent.

VI. DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and IX herein, the division of the death proceeds of the policy is as follows:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of death, or Seven Hundred and Fifty Thousand Dollars ($750,000), whichever is greater.

B. Should the Insured be retired from the Bank, involuntarily terminated (without cause) from the Bank, or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of said termination, or Seven Hundred and Fifty Thousand Dollars ($750,000), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement, involuntary termination, or disability, at the time of his or her death, no death benefits are payable.

D. The Bank shall be entitled to the remainder of such proceeds.

E. The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII. DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank or the Trust shall at all times be entitled to an amount equal to the policy's cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank or the Trustee at the direction of the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII. RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank's or the Trust' right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such annuity benefits as the policy's cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

IX. TERMINATION OF AGREEMENT

This Agreement shall terminate upon the occurrence of any one of the following:

A. Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement; or

B. Voluntary termination of employment by the Executive.

Upon such termination, the Insured (or assignee) shall have a fifteen (15) day option to receive from the Bank or the Trustee at the direction of the Bank an absolute assignment of the policy in consideration of a cash payment to the Bank or the Trustee at the direction of the Bank, whereupon this Agreement shall terminate. Such cash payment referred to hereinabove shall be the greater of:

A. The Bank's or the Trust' share of the cash value of the policy on the date of such assignment, as defined in this Agreement; or

B. The amount of the premiums, which have been paid by the Bank or the Trustee at the direction of the Bank prior to the date of such assignment.

If, within said fifteen (15) day period, the Insured fails to exercise said option, fails to procure the entire aforestated cash payment, or dies, then the option shall terminate and the Insured (or assignee) agrees that all of the Insured's rights, interest and claims in the policy shall terminate as of the date of the termination of this Agreement.

The Insured expressly agrees that this Agreement shall constitute sufficient written notice to the Insured of the Insured's option to receive an absolute assignment of the policy as set forth herein.

Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

X. INSURED'S OR ASSIGNEE'S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XI. AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank or the Trustee at the direction of the Bank, their heirs, successors, personal representatives and assigns.

XII. ERISA PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"):

A. Named Fiduciary and Plan Administrator.

The "Named Fiduciary and Plan Administrator" of this Endorsement Method Split Dollar Agreement shall be The Lyons National Bank until its resignation or removal by the Board of Directors. As Named Fiduciary and Plan Administrator, the Bank or the Trustee at the direction of the Bank shall be responsible for the management, control, and administration of this Split Dollar Plan as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B. Funding Policy.

The funding policy for this Split Dollar Plan shall be to maintain the subject policy in force by paying, when due, all premiums required.

C. Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

D. Claim Procedures.

Claim forms or claim information as to the subject policy can be obtained by contacting Benmark, Inc. (800-544-6079). When the Named Fiduciary has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the named Fiduciary what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Named Fiduciary of the denial pursuant to the requirements under the terms of the policy. If the Named Fiduciary is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIII. GENDER

Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

XIV. INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer from any and all liability.

XV. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive's beneficiary(ies) shall be entitled to receive the benefits in Paragraph VI (A) as if the Executive had been employed by the Bank at the time of death.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
   Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has

been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be)

beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50%

of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XVI. AMENDMENT OR REVOCATION

It is agreed by and between the parties hereto that, during the lifetime of the Insured, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Insured and the Bank.

XVII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XVIII. SEVERABILITY AND INTERPRETATION

If a provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be over broad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to law and enforced as amended.

XIX. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

Executed at Lyons, New York this 26th day of September, 2001.

THE LYONS NATIONAL BANK
Lyons, New York

Witness

By: ____________________
Title

Witness

Robert A. Schick

EXHIBIT 6.6

LIFE INSURANCE

ENDORSEMENT METHOD SPLIT DOLLAR PLAN

AGREEMENT

Insurer:	ING Southland Life Insurance Company Union Central Life Insurance Company
Policy Number:	0660014919 U200001297
Bank:	The Lyons National Bank
Insured:	Clair J. Britt, Executive Vice President
Relationship of Insured to Bank:	Executive
Trust:	Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and The Endorsement Method Split Dollar Plan Agreement

The respective rights and duties of the Bank and the Insured in the above-referenced policy shall be pursuant to the terms set forth below:

I. DEFINITIONS

Refer to the policy contract for the definition of any terms in this Agreement that are not defined herein. If a definition of a term in the policy is inconsistent with the definition of a term in this Agreement, then the definition of the term as set forth in this Agreement shall supersede and replace the definition of the terms as set forth in the policy.

II. POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Trustee for the Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and the Endorsement Method Split Dollar Plan Agreement for its use and for the use of the Insured all in accordance with this Agreement. The Trustee at the

direction of the Bank may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Trustee at the direction of the Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject Split Dollar policy, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III. BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive the Insured's share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Trustee at the direction of the Bank or the Trust may have in such proceeds, as provided in this Agreement.

IV. PREMIUM PAYMENT METHOD

The Bank or the Trustee at the direction of the Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V. TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the assumed cost of insurance as required by the Internal Revenue Service. The Bank or the Trustee at the direction of the Bank will report to the Insured the amount of imputed income each year on Form W-2 or its equivalent.

VI. DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and IX herein, the division of the death proceeds of the policy is as follows:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of death, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

B. Should the Insured be retired from the Bank, involuntarily terminated (without cause) from the Bank, or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and

deferred compensation) at the time of said termination, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement, involuntary termination, or disability, at the time of his or her death, no death benefits are payable.

D. The Bank shall be entitled to the remainder of such proceeds.

E. The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII. DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank or the Trust shall at all times be entitled to an amount equal to the policy's cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank or the Trustee at the direction of the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII. RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank's or the Trust' right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such annuity benefits as the policy's cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

IX. TERMINATION OF AGREEMENT

This Agreement shall terminate upon the occurrence of any one of the following:

A. Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement; or

B. Voluntary termination of employment by the Executive.

Upon such termination, the Insured (or assignee) shall have a fifteen (15) day option to receive from the Bank or the Trustee at the direction of the Bank an absolute assignment of the policy in consideration of a cash payment to the Bank or the Trustee at the direction of the Bank, whereupon this Agreement shall terminate. Such cash payment referred to hereinabove shall be the greater of:

A. The Bank's or the Trust' share of the cash value of the policy on the date of such assignment, as defined in this Agreement; or

B. The amount of the premiums, which have been paid by the Bank or the Trustee at the direction of the Bank prior to the date of such assignment.

If, within said fifteen (15) day period, the Insured fails to exercise said option, fails to procure the entire aforestated cash payment, or dies, then the option shall terminate and the Insured (or assignee) agrees that all of the Insured's rights, interest and claims in the policy shall terminate as of the date of the termination of this Agreement.

The Insured expressly agrees that this Agreement shall constitute sufficient written notice to the Insured of the Insured's option to receive an absolute assignment of the policy as set forth herein.

Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

X. INSURED'S OR ASSIGNEE'S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XI. AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank or the Trustee at the direction of the Bank, their heirs, successors, personal representatives and assigns.

XII. ERISA PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"):

A. Named Fiduciary and Plan Administrator.

The "Named Fiduciary and Plan Administrator" of this Endorsement Method Split Dollar Agreement shall be The Lyons National Bank until its resignation or removal by the Board of Directors. As Named Fiduciary and Plan Administrator, the Bank or the Trustee at the direction of the Bank shall be responsible for the management, control, and administration of this Split Dollar Plan as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B. Funding Policy.

The funding policy for this Split Dollar Plan shall be to maintain the subject policy in force by paying, when due, all premiums required.

C. Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

D. Claim Procedures.

Claim forms or claim information as to the subject policy can be obtained by contacting Benmark, Inc. (800-544-6079). When the Named Fiduciary has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the named Fiduciary what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Named Fiduciary of the denial pursuant to the requirements under the terms of the policy. If the Named Fiduciary is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIII. GENDER

Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

XIV. INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer from any and all liability.

XV. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive's beneficiary(ies) shall be entitled to receive the benefits in Paragraph VI (A) as if the Executive had been employed by the Bank at the time of death.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
   Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has

been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be)

beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50%

of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XVI. AMENDMENT OR REVOCATION

It is agreed by and between the parties hereto that, during the lifetime of the Insured, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Insured and the Bank.

XVII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XVIII. SEVERABILITY AND INTERPRETATION

If a provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be over broad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to law and enforced as amended.

XIX. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

Executed at Lyons, New York this 26th day of September, 2001.

THE LYONS NATIONAL BANK
Lyons, New York

______________________ By: ______________________ President/CEO
Witness Title

______________________ ______________________
Witness Clair J. Britt

EXHIBIT 6.7

LIFE INSURANCE
ENDORSEMENT METHOD SPLIT DOLLAR PLAN
AGREEMENT

Insurer:	ING Southland Life Insurance Company
Policy Number:	0660014917
Bank:	The Lyons National Bank
Insured:	Kenneth M. Burt, Chief Financial Officer
Relationship of Insured to Bank:	Executive
Trust:	Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and The Endorsement Method Split Dollar Plan Agreement

The respective rights and duties of the Bank and the Insured in the above-referenced policy shall be pursuant to the terms set forth below:

I. DEFINITIONS

Refer to the policy contract for the definition of any terms in this Agreement that are not defined herein. If a definition of a term in the policy is inconsistent with the definition of a term in this Agreement, then the definition of the term as set forth in this Agreement shall supersede and replace the definition of the terms as set forth in the policy.

II. POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Trustee for the Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and the Endorsement Method Split Dollar Plan Agreement for its use and for the use of the Insured all in accordance with this Agreement. The Trustee at the direction of the Bank may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Trustee at the direction of the

Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject Split Dollar policy, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III. BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive the Insured's share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Trustee at the direction of the Bank or the Trust may have in such proceeds, as provided in this Agreement.

IV. PREMIUM PAYMENT METHOD

The Bank or the Trustee at the direction of the Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V. TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the assumed cost of insurance as required by the Internal Revenue Service. The Bank or the Trustee at the direction of the Bank will report to the Insured the amount of imputed income each year on Form W-2 or its equivalent.

VI. DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and IX herein, the division of the death proceeds of the policy is as follows:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of death, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

B. Should the Insured be retired from the Bank, involuntarily terminated (without cause) from the Bank, or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of said termination, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement, involuntary termination, or disability, at the time of his or her death, no death benefits are payable.

D. The Bank shall be entitled to the remainder of such proceeds.

E. The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII. DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank or the Trust shall at all times be entitled to an amount equal to the policy's cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank or the Trustee at the direction of the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII. RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank's or the Trust' right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such annuity benefits as the policy's cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

IX. TERMINATION OF AGREEMENT

This Agreement shall terminate upon the occurrence of any one of the following:

A. Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement; or

B. Voluntary termination of employment by the Executive.

Upon such termination, the Insured (or assignee) shall have a fifteen (15) day option to receive from the Bank or the Trustee at the direction of the Bank an absolute assignment of the policy in consideration of a cash payment to the Bank or the Trustee at the direction of the Bank, whereupon this Agreement shall terminate. Such cash payment referred to hereinabove shall be the greater of:

A. The Bank's or the Trust' share of the cash value of the policy on the date of such assignment, as defined in this Agreement; or

B. The amount of the premiums, which have been paid by the Bank or the Trustee at the direction of the Bank prior to the date of such assignment.

If, within said fifteen (15) day period, the Insured fails to exercise said option, fails to procure the entire aforestated cash payment, or dies, then the option shall terminate and the Insured (or assignee) agrees that all of the Insured's rights, interest and claims in the policy shall terminate as of the date of the termination of this Agreement.

The Insured expressly agrees that this Agreement shall constitute sufficient written notice to the Insured of the Insured's option to receive an absolute assignment of the policy as set forth herein.

Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

X. INSURED'S OR ASSIGNEE'S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XI. AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank or the Trustee at the direction of the Bank, their heirs, successors, personal representatives and assigns.

XII. ERISA PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"):

A. Named Fiduciary and Plan Administrator.

The "Named Fiduciary and Plan Administrator" of this Endorsement Method Split Dollar Agreement shall be The Lyons National Bank until its resignation or removal by the Board of Directors. As Named Fiduciary and Plan Administrator, the Bank or the Trustee at the direction of the Bank shall be responsible for the management, control, and administration of this Split Dollar Plan as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B. Funding Policy.

The funding policy for this Split Dollar Plan shall be to maintain the subject policy in force by paying, when due, all premiums required.

C. Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

D. Claim Procedures.

Claim forms or claim information as to the subject policy can be obtained by contacting Benmark, Inc. (800-544-6079). When the Named Fiduciary has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the named Fiduciary what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Named Fiduciary of the denial pursuant to the requirements under the terms of the policy. If the Named Fiduciary is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIII. GENDER

Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

XIV. INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer from any and all liability.

XV. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive's beneficiary(ies) shall be entitled to receive the benefits in Paragraph VI (A) as if the Executive had been employed by the Bank at the time of death.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has

been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be)

beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50%

of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XVI. AMENDMENT OR REVOCATION

It is agreed by and between the parties hereto that, during the lifetime of the Insured, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Insured and the Bank.

XVII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XVIII. SEVERABILITY AND INTERPRETATION

If a provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be over broad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to law and enforced as amended.

XIX. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

Executed at Lyons, New York this 26th day of September, 2001.

THE LYONS NATIONAL BANK
Lyons, New York

Witness

By: President/CEO
Title

Witness

Kenneth M. Burt

EXECUTIVE SALARY CONTINUATION AGREEMENT

THE AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a banking corporation organized and existing under the laws of the United States (hereinafter called "Bank"), and Kenneth M. Burt (hereinafter called the "Executive").

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank, and is now serving the Bank as its Chief Financial Officer; and,

WHEREAS, it is the consensus of the Board of Directors that the Executive's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity; and,

WHEREAS, the experience of the Executive, his knowledge of the affairs of the Bank, his reputation and contacts in the industry are so valuable that assurance of his continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Executive so as to reasonably assure his remaining in the Bank's employment during his lifetime or until the age of retirement; and,

WHEREAS, it is the desire of the Bank that his services be retained as herein provided; and,

WHEREAS, the Executive is willing to continue in the employ of the Bank provided the Bank agrees to pay to him or his beneficiaries certain benefits in accordance with the terms and conditions hereinafter set forth:

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this agreement under which the Bank will agree to make certain payments to the Executive at retirement or his beneficiary in the event of his premature death while employed by the Bank; and,

FURTHERMORE, it is the intent of the parties hereto that this agreement be considered an unfunded arrangement maintained primarily to provide supplemental benefits for the Executive, as a member of a select group of management or highly compensated employees of the Bank for the purposes of the Employee Retirement Income Security Act of 1974, (E.R.I.S.A.):

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. EMPLOYMENT

The Bank agrees to employ the Executive in such capacity as the Bank may from time to time determine. The Executive will continue in the employ of the Bank in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined from time to time by the Board of Directors of the Bank. Active employment shall include temporary disability not to exceed six (6) months (26 weeks) and other "leave of absences" specifically granted by the Board of Directors.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. RETIREMENT DATE

If Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, unless by action of the Board of Directors his period of active employment shall be shortened or extended.

IV. EARLY RETIREMENT

The Executive may retire early provided the Executive has attained age fifty-five (55) and has been employed by the Bank for twenty (20) full years from the date of first service. Upon said early retirement, the Executive shall receive the benefits set forth in Paragraph V subject to vesting schedule in Paragraph VIII, and based upon the Executive's compensation at said early retirement.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Subject to Subparagraph IX (A), upon said retirement the Bank, commencing each January 1st following said retirement, shall pay Executive an annual benefit equal to seventy-five percent (75%) of Executive's average of highest three (3) years (salary, bonus and deferred compensation) immediately prior to his retirement, said amount to be reduced by the following amounts the Executive would be entitled to at age sixty-two (62): (i) The amount available to the Executive from

the Bank's pension plan assuming lifetime with fifteen (15) years certain; (ii) The Bank's contribution to the Executive's 401(k) plan annuitized assuming the Executive would be paid for fifteen (15) years certain using a rate of return equal to the average one-year Federal funds rate for the twelve (12) months immediately preceding the Executive's retirement. It shall further be assumed that the Executive has contributed the maximum voluntary contribution to the 401(k) plan thereby being eligible for maximum Bank contribution and assume seven percent (7%) interest on Bank contribution. And, (iii) fifty percent (50%) of the Executive's age sixty-two (62) Social Security benefit. The benefit shall be payable beginning thirty (30) days following retirement in equal monthly installments (of 1/12 of the annual benefit) until the death of the Executive, provided that if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to whomever the Executive shall designate in writing and filed with the Bank, until the full number of one hundred and eighty (180) monthly payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die while actively employed by the Bank at any time after the date of this Agreement but prior to his attaining the age of sixty-two (62) years (or such later date as may be agreed upon), the Executive shall become 100% vested in the value of his accrued liability account. The benefit shall be payable in either, at the discretion of the Bank, fifteen (15) annual payments using a rate of return equal to the average one year Federal funds rate for the twelve (12) months immediately preceding the Executive's date of death, or in a lump sum. Further, as set forth in this Agreement, the benefits shall be payable to such individual or individuals as the Executive may have designated in writing and filed with the Bank. The said monthly payments shall begin the first day of the month following the death of the Executive. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate. Provided, however, that anything hereinabove to the contrary notwithstanding, no death benefit shall be payable hereunder if it is determined that the Executive's death was caused by suicide on or before September 12, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued

liability retirement account for the Executive into which appropriate reserves shall be accrued.

VIII. VESTING

The Executive shall be entitled to receive five percent (5%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement.

IX. OTHER TERMINATION OF EMPLOYMENT AND DISABILITY

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account, at termination, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the Executive's Retirement Date (Paragraph III). This severance compensation shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, due to the Executive's discharge by the Bank, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account at termination. These payments shall begin thirty (30) days following the date of the termination of service. This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average of Federal funds rate for the twelve (12) months immediately preceding the termination of the Executive.

In the event the Executive's death should occur after such severance but prior to the completion of the monthly payments provided for in this Paragraph IX, the remaining installments shall be paid to such individual or individuals as the Executive may have designated in writing, and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of his estate.

A.) Discharge for Cause:

Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that

results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

B.) Disability Provision:

In the event the Executive's employment should terminate due to a total disability, as determined by the Executive's individual disability insurance policy, one hundred percent (100%) of the balance in the Executive's accrued liability account (at the time of said disability) shall be paid to the Executive for ten (10) years using the average Federal funds rate for the twelve (12) months preceding the Executive's date of disability, or in lump sum at Bank's discretion. Said payment shall commence thirty (30) days following termination due to disability. It is further agreed that in conjunction with this benefit plan the Bank will apply for and pay for a disability income policy in an amount providing at least sixty percent (60%) of the Executive's annual total compensation and sixty percent (60%) of the Executive's insurable retirement benefit plan contributions. This Plan shall have an elimination period of one (1) year.

X. PARTICIPATION IN OTHER PLANS

The benefits provided hereunder shall be in addition to Executive's annual salary as determined by the Board of Directors, and shall not affect the right of Executive to participate in any current or future Bank Retirement Plan, group insurance, bonus, or in any supplemental compensation arrangement which constitutes a part of the Bank's regular compensation structure.

XI. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within 25 miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change of Control as described in Section XII below.

XII. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive shall be entitled to receive the benefits in Paragraph V. Said benefit shall be based on the Executive's salary bonus, and deferred compensation at the time of said termination, reduced by the factors set forth in said Paragraph

V. Said benefit shall commence thirty (30) days following said termination of employment.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
   Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or
2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other

actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote

generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XIII. BANK CAPITAL

If after the retirement of Executive, the capital of the Bank should fall below the minimum required by the Bank's regulatory authority and/or the Bank fails to make a profit in any two (2) successive years, Executive may, at his option, demand that the Bank pay him the balance of the benefits due him in a lump sum. The balance due Executive shall be an amount of money equal to his accrued

liability benefit account balance and shall be paid to him by the Bank within thirty (30) days of his demand.

XIV. ALIENABILITY

It is agreed that neither Executive, nor his/her spouse, nor any other assignee, shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the right thereto are expressly declared to be non-assignable and non-transferable; and, in the event of any attempted assignment or transfer, the Bank shall have no further liability hereunder.

XV. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark, or entrust any fund or money with which to pay its obligations under this Agreement. The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and determine the extent, nature, and method of such funding.

XVI. GENERAL ASSETS OF THE BANK

The rights of the Executive under this Agreement and of any beneficiary of the Executive shall be solely those of an unsecured creditor of the Bank. If the Bank shall acquire an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, it is expressly understood and agreed that neither Executive nor any beneficiary of Executive shall have any right with respect to, or claim against, such policy or other asset. Such policy or asset shall not be deemed to be held under any trust for the benefit of Executive or his beneficiary or to be held in any way as collateral security for the fulfilling of the obligations of the Bank under this Agreement. It shall be and remain a general, unpledged, unrestricted asset of the Bank and Executive or his beneficiary shall not have a greater claim to the insurance policy or other assets, or any interest in either of them, than any other general creditor of the Bank.

XVII. REORGANIZATION

The Bank agrees that if the Bank merges or consolidates with any other company or organization, or permits its business activities to be taken over by any other organization, or ceases its business activities or terminates its existence. The Executive will be considered to be vested in one hundred percent (100%) of the retirement benefit to be paid to the Executive pursuant to Paragraph V above.

XVIII. AMENDMENT

This Agreement may be amended in whole or in part from time to time by the mutual consent of both the Executive and the Bank.

XIX. NOT A CONTRACT OF EMPLOYMENT

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate his employment.

XX. HEADINGS

Headings and subheadings of this Agreement are inserted for reference and convenience only and shall not be deemed a part of this agreement.

XXI. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

XXII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XXIII. CLAIMS PROCEDURE

In the event that benefits under this Agreement are not paid to the Executive (or his beneficiary in the case of the Executive's death), and such person feels entitled to receive them, a claim shall be made in writing to the Plan Administrator within ninety (90) days from the date payments are not made. Such claim shall be reviewed by the Plan Administrator and the Bank. If the claim is denied, in full or in part, the Plan Administrator shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, specific reference to the provisions of this Agreement upon which the denial is based, and any additional material or information necessary to perfect the claim, if any. Also, such written notice shall indicate the steps to be taken if a review of the denial is desired.

If a claim is denied and a review is desired, the Executive (or his beneficiary in the case of the Executive's death), shall notify the Plan Administrator in writing within ninety (90) days [and a claim shall be deemed denied if the Plan Administrator does not take any action within the aforesaid ninety (90) day period]. In requesting a review, the Executive or his beneficiary may review this Agreement or any documents relating to it and submit any written issues and

comments he or she may feel appropriate. In its sole discretion the Plan Administrator shall then review the claim and provide a written decision within ninety (90) days. This decision likewise shall state the specific provisions of the Agreement on which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause," such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision there under.

XXIV. NAMED FIDUCIARY AND PLAN ADMINISTRATOR

For purposes of implementing this claims procedure (but not for any other purpose), The Lyons National Bank, is hereby designated as the Named Fiduciary and Plan Administrator of Plan Agreement. As Named Fiduciary and Plan Administrator, The Lyons National Bank shall be responsible for the management, control, and administration of the agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

Secretary

By _______________ Title

Witness

Kenneth M. Burt

EXHIBIT 6.9

EMPLOYMENT AGREEMENT

THIS AGREEMENT made this 19th day of February, 2004, by and between **THE LYONS NATIONAL BANK**, a federally chartered banking organization (the "Company") with its principal offices located at 35 William Street, Lyons, New York 14489, **LYONS BANCORP INC.**, a New York business corporation (the "Holding Company") with its principal address at 35 William Street, Lyons, New York 14489 and **KENNETH M. BURT,**(the "Executive"), of Clyde, New York.

Introductory Statement. The Executive has made and is expected to make a major contribution to the profitability, growth and financial strength of the Company and its parent, the Holding Company. The Holding Company and the Company consider the continued availability of the Executive's services, managerial skills and business experience to be in the best interests of the Company, The Holding Company and the Holding Company's shareholders desire to assure the continued services of the Executive on behalf of the Company and the Holding Company.

In addition to the foregoing, the Board of Directors of the Holding Company (the "Board") and the Company have determined that it is in the best interests of the Company, the Holding Company and the Holding Company's shareholders to assure that they will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined below) of the Holding Company or the Company. The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage the Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change of Control, and to provide the Executive with compensation and benefits arrangements upon a change of Control which ensure that the compensation and benefits expectations of the Executive will be satisfied and which are competitive with those of other corporations.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements provided in this Agreement, the parties agree as follows:

1. (a) Effective Date. This Agreement and the Employment Period shall be deemed effective as of January 1, 2004.

(b) Employment Period. The Holding Company and the Company hereby agree to continue the Executive in their employ, and the Executive hereby agrees to remain in the employ of the Holding Company and the Company, in accordance with the terms and provisions of this Agreement, for the period commencing on the date all parties execute this Agreement (the "Effective Date") and ending on the same day of the month 36 months after said date (the "Employment Period"). The Employment Period shall automatically renew for successive 36

month periods unless the Company and the Holding Company shall give notice to the Executive not more than nine months and not less than six months prior to the expiration of any new 36 month period of its intent to terminate this Employment Agreement. In no event, however, shall there be more than two (2) automatic renewals (9 years of the Employment Period). As used herein, the Employment Period shall be intended to include not only the original term, but any renewal periods.

Irrespective of the foregoing, however, in the event that a change of control occurs as the same is defined in paragraph 17 hereafter, then the contract herein shall be deemed to have renewed effective on the date of change of control and shall expire thirty-six (36) months thereafter unless automatically renewed as provided above.

2. Superseding Agreement. It is the intention that this Employment Agreement once fully executed, shall supersede and replace any existing employment agreement previously entered into between the Executive and the Holding Company and/or the Company.

3. Positions and Duties. During the Employment Period, the Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all material respects with the most significant of those which he holds as of the date of the execution of this Agreement. The Executive shall perform these duties at the principal office of the Company (to wit: 35 William Street, Lyons, New York) or such other location as shall become the principal headquarters of the Company and/or the Holding Company.

During the period of employment, except for periods of vacation and sick leave, the Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Holding Company and Company to the extent necessary to discharge his responsibilities as Executive hereunder, and shall use his best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period, however, it shall not be deemed a violation of this Agreement if the Executive serves on corporate, civic or charitable boards or committees to the same extent such service is presently permitted or to manage his own personal investments so long as the activities do not significantly interfere with the performance of the Executive's responsibility as defined herein. To the extent that said activities have been conducted by the Executive prior to the effective date of this Agreement, the continued conduct of such activities subsequent to the effective date shall not be deemed to interfere with the performance of the Executive's responsibilities.

4. Compensation. During the initial year of the Employment Period, the Executive shall receive an annual base salary ("Annual Base Salary") of $75,000.00 which shall be payable on an equal monthly basis. The Base Salary shall be reviewed at least annually and shall be increased at any time and from time to time as shall be consistent with base salaries generally awarded in the ordinary course of business to other executives of the Company.

5. Annual Bonuses. In addition to the Annual Base Salary, the Executive shall be awarded, for each fiscal year ending during the Employment Period, an annual bonus (the "Annual Bonus") payable in cash, such amounts as the Board of Directors of the Holding

Company and the Company shall determine, in its judgment, to be appropriate based upon the performance of the Executive, the Holding Company and the Company. Each such Annual Bonus shall be paid in cash of the Holding Company no later than the end of the third month of the fiscal year next following the fiscal year for which the Annual Bonus is awarded, unless the Executive shall elect to defer the receipt of said Annual Bonus. (The average of the last two Annual Bonuses shall be referred to as the "Recent Average Bonus").

6. Deferred Compensation. In addition to other compensation and benefits noted herein, the Board of Directors of the Holding Company and Company will contribute into a deferred compensation account for the benefit of the Executive. Any stock portion of the account will be credited with the actual dividends paid on equivalent shares for the period in question as if the stock had been issued. The price per share for all shares so purchased/awarded shall be deemed the price for the last reported transfer as of 12/31 of the prior year.

For the calendar year 2004 the amount to be contributed by the Holding Company and Company into the deferred compensation account shall be $7,500.00, and the amount shall increase each subsequent year of the Employment Period at the discretion of the Board.

The right to receive said benefits shall vest upon the earlier of the following:

A. The Executive's death;

B. Termination of the Executive's employment with the Holding Company and/or the Company;

C. Executive's retirement from employment by the Holding Company and/or the Company;

D. Termination of this Employment Agreement.

E. Upon change of control as defined herein.

7. Incentive, Savings and Retirement Plans. During the Employment Period, the Executive shall be entitled to participate in all incentive, savings and retirement plans, policies and programs which are applicable generally to executives of the Company and Holding Company. In addition, the Executive shall be entitled to participate in any special incentive, savings and retirement plans, policies and programs which are available specially to the Executive or to the Executive's peers including, but not limited to, any stock option plan which may currently exist or hereafter be established.

During the period of Executive's employment prior to the execution of this Agreement, the Executive, Company and Holding Company have entered into a certain Executive Salary Continuation Agreement dated September 26, 2001, and a Rabbi Trust for the Executive Salary Continuation Agreement and the Endorsement Method Split Dollar Plan Agreement. Said Agreements, together with any other previously entered into agreement by the

parties, shall remain in full force and effect and shall be in addition to any of the provisions contained herein.

8. Welfare Benefit Plans. During the Employment Period, the Executive and the Executive's family shall be eligible for participation in and receive benefits from any welfare benefit plan which is provided by the Company, including without limitation medical insurance, prescription drug, dental, disability, salary continuation, life insurance, group life, accidental death and travel insurance to the extent that the same are generally available to the Executive and/or the Executive's peers. In addition, the Company shall pay for an annual physical for the Executive, including all tests which may be required or recommended by the Executive's chosen physician.

Currently the Executive is receiving Blue Choice Select medical insurance (family coverage) and Smile Saver Family Dental coverage (family plan). The Company reserves the right to change medical and dental plans during the term of this Agreement so long as the coverage provided to Executive is at least as good as Blue Choice Select medical insurance (family coverage) and Smile Saver Family Dental coverage (family coverage).

9. Expense Reimbursement. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable employment related expenses incurred by the Executive in the performance of his duties herein.

10. Fringe Benefits. The Company shall provide membership to the Executive in the Wayne Hills Country Club.

11. Office and Support Staff. During the Employment Period, the Executive shall be entitled to an office or offices of the size and furnishings which Executive maintains at the time of the execution of this Agreement, and to personal secretarial and other assistance equivalent to those services available on the effective date of this Agreement.

12. Vacation. During the Employment Period, the Executive shall be entitled to paid vacation of at least four (4) weeks for 2004 and each subsequent year of the Employment Period. Irrespective of the foregoing, however, in the event that the Company adopts a vacation plan which will be more favorable to the Executive then provided herein, then the Executive shall have the right to determine whether the terms of this Agreement or the terms of the plan shall control.

13. Termination of Employment. Irrespective of the provisions which are set forth in paragraph 1 regarding the term of this Agreement, this Agreement may be terminated upon the following events:

A. Death. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period.

B. Disability. If the Board of Directors of the Holding Company and the Company reasonably determine, in good faith, that a disability of the Executive has occurred

during the Employment Period, said party shall give to the Executive (and the Executive's spouse) written notice in accordance with Section 21 of its intention to terminate the Executive's employment. For purposes of this section, "disability" shall mean that Executive has been unable to substantially perform his duties and responsibilities provided for in this Agreement for a period of not less than thirty (30) hours per week, for a period of at least twenty-six (26) consecutive weeks as a result of the Executive's incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected jointly by the Executive and the Holding Company and Company, or, if the parties are unable to reach agreement on the selection of a physician, then the Executive shall select a physician of his choice, the Holding Company and Company shall jointly select one physician of their choice, and the two physicians shall select an independent physician. Each physician shall be provided with copies of all applicable medical reports relating to the Executive's disability and each physician shall be authorized to examine the Executive. A majority of the three physicians determination as to disability shall control under the terms of this Agreement.

C. Cause. The Holding Company and the Company, acting jointly, may terminate the Executive's employment during the Employment Period based upon Cause. For purposes of this Agreement, "Cause" shall mean:

(1) Executive's repeated violation of his obligations of employment under the terms of this Agreement (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the Executive's part, which are committed in bad faith or without reasonable belief that said violations are in the best interests of the Holding Company and the Company, and which are not remedied in a reasonable period of time after receipt of written notice from the Holding Company and the Company specifying such violations; or

(2) the conviction of the Executive of a felony involving moral turpitude. In establishing a termination for cause under subparagraph 1 herein, it shall be incumbent upon the Holding Company and Company to establish either that the conduct constituted a violation of written policy and/or duties previously communicated to the Executive; or (b) that as a result of past conduct, the Executive knew or should have known that said duties or conduct was expected of him.

14. Notice of Termination. Any termination of the Executive or by the Executive as provided herein shall be communicated by notice of termination to the other party in accordance with the provisions of Section 21 of this Agreement. Said notice shall set forth the specific termination provision in this Agreement which is relied upon and, if applicable, reasonable details of the facts and circumstances claimed to provide a basis for termination under such section. Said Notice shall further set forth the date in which said termination is to become effective.

15. Obligations of the Company Upon Termination.

A. Termination For Reasons Other Than for Cause or Termination for Good Reason. If, during the Employment Period, the Holding Company and the Company shall

terminate the Executive other than for Cause or the Executive shall terminate his employment other than for Good Reason, Disability or Death:

(1) the Holding Company and the Company shall pay to the Executive in a lump sum in cash within thirty (30) days after the Date of Termination the aggregate of the following amounts:

(a) the sum of the Executive's Annual Base Salary computed through the Date of Termination (to the extent not theretofore paid), plus a prorated share of the Recent Average Bonus previously received by the Executive, plus any compensation previously deferred by the Executive together with accrued interest or earnings thereon, plus any accrued vacation pay (said sums collection hereinafter referred to be "Accrued Obligations") and

(b) an amount equal to the product of 1.667 times the Executive's Annual Base Salary.

(2) In addition to the foregoing, for the remainder of the three year period which would have been the Employment Period but for termination (or for such longer period as any plan, practice or policy may otherwise provide), the Company shall continue to provide to the Executive and Executive's family benefits at least equal to those which would have been provided to them under then existing Welfare Benefit Plans if the Executive's employment had not been terminated. Irrespective of the foregoing, however, in the event that the Executive shall become re-employed with another employer during the remainder of the two-year period noted herein, and Executive is eligible to receive such medical or other welfare benefits under another employer provided plan, then the medical and other welfare benefits described herein shall be deemed secondary to those under such other plan provided by the Executive's new employer.

B. Death. If the Executive's employment is terminated by reason of the Executive's death during the Employment Period, this Agreement shall terminate without further obligations to the Executive's estate under this Agreement, other than for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive's estate or beneficiary in a lump sum in cash within 30 days of the Date of Termination,

(2) Timely payment or provision for the Welfare Benefit Continuation and Other Benefits as provided herein for a period of two years,

(3) Payment to the Executive's estate or beneficiary, if applicable, in a lump sum in cash within thirty (30) days of the Date of Termination of any amount of death benefit then provided by the Company and/or the Holding Company under the then-existing plan, policies or arrangements, and

(4) The proceeds of any life insurance covering the Executive to the extent that the same was paid for directly or on a contributory basis by the Executive (all said benefits hereinafter referred to as the "Death Benefits").

C. Disability. If the Executive's employment is terminated by reason of the Executive's Disability during the Employment Period, this Agreement shall terminate without further obligations to the Executive except that the Company and/or the Holding Company shall continue to be responsible for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive in a lump sum in cash within thirty (30) days of the date of the Termination).

(2) Timely payment of any Benefit Continuation or Other Benefits which may then be available under then existing policy and/or plan.

D. Termination for Cause. If the Executive's employment shall be terminated for Cause during the Employment Period, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive Annual Base Salary through the Date of Termination plus the amount of any compensation previously deferred by the Executive (in each case to the extent theretofore unpaid). In all such cases, all Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination.

16. Non-exclusivity of Rights. Nothing contained in this Agreement shall prevent or limit the Executive's continuing or future participation in plans, programs or policies which are adopted after the execution of this Agreement by the Company and for which the Executive may be qualified.

17. Change of Control.

A. For purposes of this Agreement, a Change of Control shall mean:

(1) The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the "Outstanding the Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding the Holding Company Voting Securities").

Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased

shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this Article 17. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of change of control under the provisions of this Article 17. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

(2) Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(3) Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding the Holding Company Common Stock and Outstanding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (i) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

(4) Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with

respect to which following such sale or other disposition, (A) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities, as the case may be, (B) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding the Holding Company Common Stock or Outstanding the Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

(5) the issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more than 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph 1 herein.

B. At any time within three years of the event of a Change of Control as defined herein, the Executive shall be authorized to terminate his employment with the Holding Company and Company without cause. In said event, and in addition to any and all other compensation provided for in Article 13 (based upon the Executive's termination for Good Cause), the Executive shall be entitled to receive within thirty (30) days after date of termination: (i) the lesser of six (6) times the Executive's annual base salary, or the maximum amount which would be permitted under the Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax, (ii) all deferred compensation including the full funding of any deferred compensation that would be owed to the Executive upon completion of the calendar year in which the termination occurred, and (iii) Benefit Continuation for a period of two years following termination.

18. <u>Full Settlement: Resolution of Disputes</u>. The obligation of the Company to make payments provided for in this Agreement and to otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or

action which it may have against the Executive. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

19. Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company and its affiliated companies all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive's employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. In no event shall an asserted violation of the provisions of this Section constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement.

20. Successors.

A. This Agreement is personal to the Executive and without the prior written consent of the Holding Company and the Company shall not be assignable by the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

B. This Agreement shall inure to the benefit of and be binding upon the Holding Company, the Company and their successors and assigns.

C. The Holding Company and the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise to all or substantially all of their respective businesses and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that each of them would respectively be required to perform it if no such succession had taken place.

21. Miscellaneous.

A. As used in this Agreement, "Company" and "the Holding Company" when used singly shall mean each of them as hereinbefore defined and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

B. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

C. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

Kenneth M. Burt
186 Caroline Street
Clyde, New York 14433

If to the Holding Company
or the Company:

The Lyons National Bank
35 William Street
Lyons, New York 14489
Attn: Chairman of Board of Directors

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

D. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

E. The Holding Company and the Company may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

F. The Executive's, the Holding Company's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right the Executive, the Holding Company or the Company may have hereunder, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

G. The Executive and the Holding Company and the Company acknowledge that, if prior to the Effective Date, (i) the Executive's employment with the Holding Company and the Company terminates or (ii) the Executive ceases to be an officer of the Holding Company and the Company, then the Executive shall have no further rights under this Agreement.

23. Certain Reduction of Payments by the Company.

A. Anything in this Agreement to the contrary notwithstanding, in the event that it should be determined that any payment or distribution by the Company to or for the

benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise but determined without regard to any reduction required under this Section (a Payment) would be nondeductible by the Company for federal income tax purposes pursuant to the provisions of Section 280G of the Internal Revenue Code, then the aggregate present value of all Payments shall be reduced (but not below zero) such that such aggregate present value of Payments equals the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. For purposes of this Section, present value shall be determined in accordance with Section 280G(d)(4) of the Code.

B. As a result of the uncertainty and the application of Section 280G of the Code at the time of the initial determination by the Company, it is possible that the Payment will have been made by the Company which should not have been made (hereinafter referred to as "Overpayment") or that additional Payments will not have been made by the Company which should have been made (Underpayment), in each case, consistent with the calculations required to be made hereunder. In the event that the accounting firm then servicing the books and records of the Company determines that an Overpayment has been made, any such overpayment should be treated for all purposes as a loan to the Executive which the Executive shall repay to the Company together with interest at the applicable federal rate as provided in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by the Executive to the Company if and to the extent that said Payment would not reduce the amount which is subject to taxation under Section 4999 of the Code. In the event that the accounting firm then servicing the Company determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

C. The parties understand, acknowledge and agree that, notwithstanding any other provision of this Agreement, the Company shall not be obligated to make any Payment or provide for any benefit under this Agreement where (i) appropriate regulatory authority does not approval or acquiesce as may be required by law; or (ii) the Company has been informed either orally or in writing by a representative of the appropriate regulatory authority that it is the position of said regulatory authority that making said Payment or providing said benefit would constitute an unsafe and unsound practice, violate a written agreement between the Company and the regulatory authority, violate an applicable rule or regulation of the authority, or would cause or representative of the regulatory authority to recommend enforcement action against the Company; provided, however, that consistent with said regulatory compliance, the Company will nevertheless use its best efforts to make each Payment to the maximum extent permitted.

IN WITNESS WHEREOF, the Executive and, pursuant to the authorization by their respective Boards of Directors, the Company and the Holding Company have signed this Agreement, all as of the day and year first above written.

/s/ Kenneth M. Burt
KENNETH M. BURT

LYONS BANCORP, INC.

By: /s/ James E. Santelli
Director

THE LYONS NATIONAL BANK

By: /s/ James E. Santelli
Director

DIRECTOR FEE CONTINUATION AGREEMENT

THIS AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a Bank organized and existing under the laws of the United States, (hereinafter referred to as the, "Bank"), and David J. Breen, Jr., a member of the Board of Directors of the Bank (hereinafter referred to as the "Director").

WITNESSETH:

WHEREAS, it is the consensus of the Board of Directors (hereinafter referred to as the, "Board") that the Director's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity;

WHEREAS, the Director's experience, knowledge of the affairs of the Bank, reputation, and contacts in the industry are so valuable that assurance of the Director's continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Director so as to reasonably assure the Director's remaining in the Bank's employment during the Director's lifetime or until the age of retirement;

WHEREAS, it is the desire of the Bank that the Director's services be retained as herein provided;

WHEREAS, the Director is willing to continue in the service of the Bank provided the Bank agrees to pay the Director's or the Director's beneficiary(ies) certain benefits in accordance with the terms and conditions hereinafter set forth;

ACCORDINGLY, it is the desire of the Bank and the Director to enter into this agreement under which the Bank will agree to make certain payments to the Director at retirement or the Director's beneficiary(ies) in the event of the Director's death pursuant to this Agreement;

FURTHERMORE, it is the intent of the parties hereto that this Director Plan be considered an unfunded arrangement maintained primarily to provide supplemental retirement benefits for the Director, and to be considered a non-qualified benefit plan for purposes of the Employee Retirement Security Act of 1974, as amended ("ERISA"). The Director is fully advised of the Bank's financial status and has had substantial input in the design and operation of this benefit plan; and

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. SERVICE

The Director will continue to serve the Bank in such capacity and with such duties and responsibilities as may be assigned, and with such compensation as may be determined from time to time by the Board of Directors of the Bank.

II. FRINGE BENEFITS

The fee continuation benefits provided by this Agreement are granted by the Bank as a fringe benefit to the Director and are not part of any fee reduction plan or an arrangement deferring a bonus or a fee increase. The Director has no option to take any current payment or bonus in lieu of these fee continuation benefits except as set forth hereinafter.

III. ELIGIBILITY

Director must be elected to Board. Upon the election to the Board of Directors, the Director begins eligible service.

IV. RETIREMENT DATE, NORMAL RETIREMENT AGE, AND EARLY RETIREMENT

A. Retirement Date:

If the Director continuously serves the Bank, the Director shall retire from active service with the Bank on the December 31st nearest the Director's seventieth (70th) birthday, unless by action of the Board of Directors this period of active service shall be shortened or extended.

B. Normal Retirement Age:

Normal Retirement Age shall mean the date on which the Director attains age seventy (70).

C. Early Retirement:

The Director may retire early provided the Director has attained age sixty (60), has completed ten (10) full years of service on the Board of the Bank from the date of first service, and has completed five (5) full years of service on the Board of the Bank from the Effective Date of this Agreement unless waived by the Board of the Bank. Upon early retirement, the Director shall receive the benefits set forth in Paragraph V commencing as set forth in Paragraph V, and, if the Director chooses Option A in Paragraph V, the benefit shall be based upon the Director's average final three (3) years fees at the early retirement and the vesting schedule set forth in Paragraph VIII.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Upon eligibility to participate in the Plan, the Director will choose either option A or B.

A. Upon said retirement, the Bank, commencing with the first day of the month following the date of such retirement, shall pay the Director an annual benefit equal to seventy-five percent (75%) of average final three (3) years fees. Said amount shall be paid for a period of five (5) years, provided that if less than five (5) such annual payments have been made prior to the death of the Director, the Bank shall either, at the discretion of the Bank, continue such annual payments to the individual or individuals the Director may have designated in writing and filed with the Bank until the full number of five (5) payments have been made, or make the total amount of said payments due in a lump sum reduced to present value as set forth in Subparagraph XIII (K) to said beneficiary(ies). In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Director shall be payable to the duly qualified executor or administrator of the Director's estate. Said payments due hereunder shall begin the first day of the second month following the decease of the Director. Provided, however, in the event of suicide, no death benefit shall be payable hereunder if the Director dies on or before the 12th day of September, 2003.

OR

B. May choose to take if insurable a Nursing Home and Professional Home Care policy providing $200 per day, five percent (5%) inflation rider, six (6) year benefit and 90 day elimination period (or similar policy of this type).

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Director should die while actively serving the Bank at any time after the date of this Agreement but prior to the Director attaining the age of seventy (70) years and the Director chooses option A above, the Bank will pay an annual benefit equal to seventy-five percent (75%) of average final three (3) years' fees for a period of five (5) years to said beneficiary(ies). If the Director chooses option B under Paragraph V hereinabove the nursing home and professional home care policy shall cease. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Director shall be payable to the duly qualified executor or administrator of the Director's estate. Said payments due hereunder shall begin the first day of the second month following the decease of the Director. Provided, however, in the event of suicide, no death benefit shall be payable hereunder if the Director dies on or before the 12th day of September, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued liability retirement account for the Director into which appropriate reserves shall be accrued.

VIII. VESTING

The Director shall be vested in the benefits provided in this Agreement as follows that corresponds to the number of full years the Director has served the Bank from the date of first service on the Board of the Bank.

Years of Service	Vesting (to a maximum of 100%
0 – 9	0%
10 or more	100%

IX. OTHER TERMINATION OF SERVICE

Subject to Subparagraph IX (i) herein, in the event that the service of the Director shall terminate prior to retirement from active service, as provided in Paragraph IV, by the Director's voluntary or involuntary action (other than "for cause"), then this Agreement shall terminate upon the date of such termination of service and the Bank shall pay to the Director, if Option A were selected in Paragraph V, an amount of money equal to the accrued balance of Director's liability reserve account multiplied by Director's cumulative vested percentage as set forth in Paragraph VIII hereinabove, said payments to begin, at the sole discretion of the Bank, thirty (30) days following the date of the termination of service, or at the Director's Retirement Date (Paragraph IV). This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average Federal Funds rate for the prior twelve (12) months as reported in the Federal Reserve Bulletin #H-25, or such replacement document, as of the date of termination. If, however, the Director chooses Option B in Paragraph V, then the nursing home and professional home care policy shall continue to exist only if the director has served ten (10) or more full years on the Board of Directors from the date of first service. Otherwise, said nursing home and professional home care policy premiums shall no longer be the responsibility of the Bank.

Subject to Subparagraph IX (i) herein, in the event that the service of the Director shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Director's discharge "for cause", then this Agreement shall terminate upon the date of such termination of service and all benefits shall be forfeited.

(i) Discharge for Cause: Should the Director be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

In the event the Director's death should occur after such termination but prior to the Director receiving the amounts due hereunder, the Bank shall either, at the discretion of the Bank, continue such annual payments to the individual or individuals the Director may have designated in writing and filed with the Bank until the full number of ten (10) payments have been made, or make the total amount of said payments due in a lump sum reduced to present value as set forth in Subparagraph XIII (K) to said beneficiary(ies). In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Director shall be payable to the duly qualified executor or administrator of the Director's estate. Said payments due hereunder shall begin the first day of the second month following the decease of the Director. Provided, however, in the event of suicide, no death benefit shall be payable hereunder if the Director dies on or before the 12th day of September, 2003.

X. DEFERRAL BENEFITS

A. Deferral Election:

Any Director wishing to defer any portion or all of the Director's fees may elect to defer up to one hundred percent (100%) of said fees. The Director will make the election to defer by filing with the Bank a written statement setting forth the amount of the deferrals. This statement must be filed prior to having earned the deferred income.

B. Deferred Compensation Account:

The Bank shall establish a Deferred Compensation Account in the name of the Director and credit that account with the deferrals. The Bank shall also credit interest to the Deferred Compensation Account balance on December 31st of each year. The interest rate credited shall be the Bank's highest certificate of deposit rate for each Plan Year [Subparagraph XIII (M)].

C. Retirement, Termination of Service or Death:

Upon the Director's Retirement Date or Termination of Service from the Board, the balance of the Director's Deferred Compensation Account shall be payable in five (5) annual installments, payable to the Director beginning January 1st of the year after termination. Should the Director

die while there is a balance in the Director's Deferred Compensation Account, such balance shall be paid in a lump sum to such individual or individuals as the Director may have designated in writing and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of the Director's estate. Said payment due hereunder shall be on the first day of the second month following the decease of the Director.

XI. CHANGE OF CONTROL

In the event there is change in control as described in Subparagraph XI (A) herein below, and if the Director's service shall terminate, or the Director's fee or position shall decrease, subsequent to said conversion and change of control then the Director shall immediately receive the value of the Director's accrued liability account. The Director shall be one hundred percent (100%) vested in said benefits, and said benefits shall begin without regard to the Director's Retirement Date (Paragraph IV).

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or

approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the

corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding

Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XII. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark or entrust any fund or money with which to pay its obligations under this Director Plan. The Directors, their beneficiary(ies), or any successor in interest shall be and remain simply a general creditor of the Bank in the same manner as any other creditor having a general claim for matured and unpaid compensation.

The Bank reserves the absolute right, at its sole discretion, to either fund the obligations undertaken by this Director Plan or to refrain from funding the same and to determine the extent, nature and method of such funding. Should the Bank elect to fund this Director Plan, in whole or in part, through the purchase of life insurance, mutual funds, disability policies or annuities, the Bank reserves the absolute right, in its sole discretion, to terminate such funding at any time, in whole or in part. At no time shall any Director be deemed to have any lien nor right, title or interest in or to any specific funding investment or to any assets of the Bank.

If the Bank elects to invest in a life insurance, disability or annuity policy upon the life of the Director, then the Director shall assist the Bank by freely submitting to a physical exam and supplying such additional information necessary to obtain such insurance or annuities.

XIII. MISCELLANEOUS

A. Alienability and Assignment Prohibition:

Neither the Director, nor the Director's surviving spouse, nor any other beneficiary(ies) under this Director Plan shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Director or the Director's beneficiary(ies), nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise. In the event the Director or any beneficiary attempts assignment, commutation, hypothecation, transfer or disposal of the benefits hereunder, the Bank's liabilities shall forthwith cease and terminate.

B. Binding Obligation of the Bank and any Successor in Interest:

The Bank shall not merge or consolidate into or with another bank or sell substantially all of its assets to another bank, firm or person until such

bank, firm or person expressly agrees, in writing, to assume and discharge the duties and obligations of the Bank under this Director Plan. This Director Plan shall be binding upon the parties hereto, their successors, beneficiaries, heirs and personal representatives.

C. Amendment or Revocation:

It is agreed by and between the parties hereto that, during the lifetime of the Director, this Director Plan may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Director and the Bank.

D. Gender:

Whenever in this Director Plan words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

E. Effect on Other Bank Benefit Plans:

Nothing contained in this Director Plan shall affect the right of the Director to participate in or be covered by any qualified or non-qualified pension, profit-sharing, group, bonus or other supplemental compensation or fringe benefit plan constituting a part of the Bank's existing or future compensation structure.

F. Headings:

Headings and subheadings in this Director Plan are inserted for reference and convenience only and shall not be deemed a part of this Director Plan.

G. Applicable Law:

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

H. 12 U.S.C. § 1828(k):

Any payments made to the Director pursuant to this Director Plan, or otherwise, are subject to and conditioned upon their compliance with 12 U.S.C. § 1828(k) or any regulations promulgated thereunder.

I. Partial Invalidity:

If any term, provision, covenant, or condition of this Director Plan is determined by an arbitrator or a court, as the case may be, to be invalid, void, or unenforceable, such determination shall not render any other term, provision, covenant, or condition invalid, void, or unenforceable, and the Director Plan shall remain in full force and effect notwithstanding such partial invalidity.

J. Continuation as Director:

Neither this Agreement nor the payments of any benefits thereunder shall be construed as giving to the Director any right to be retained as a member of the Board of Directors of the Bank.

K. Present Value:

All present value calculations under this Agreement shall be based on the following discount rate:

Discount Rate: The discount rate as used in the calculations for the Director plan.

L. Effective Date:

The Effective Date of the Plan shall be September 12, 2001.

M. Plan Year:

Any reference to the "Plan Year" shall mean a calendar year from January 1st to December 31st. In the year of implementation, the term the "Plan Year" shall mean the period from the Effective Date to December 31st of the year of the Effective Date.

XIV. ERISA PROVISION

A. Named Fiduciary and Plan Administrator:

The "Named Fiduciary and Plan Administrator" of this Director Plan shall be The Lyons National Bank until its resignation or removal by the Board. As Named Fiduciary and Plan Administrator, the Bank shall be responsible for the management, control and administration of the Director Plan. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Director Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

B. Claims Procedure and Arbitration:

In the event a dispute arises over benefits under this Director Plan and benefits are not paid to the Director (or to the Director's beneficiary(ies) in the case of the Director's death) and such claimants feel they are entitled to receive such benefits, then a written claim must be made to the Named Fiduciary and Plan Administrator named above within sixty (60) days from the date payments are refused. The Named Fiduciary and Plan Administrator shall review the written claim and if the claim is denied, in whole or in part, they shall provide in writing within sixty (60) days of receipt of such claim its specific reasons for such denial, reference to the provisions of this Director Plan upon which the denial is based and any additional material or information necessary to perfect the claim. Such written notice shall further indicate the additional steps to be taken by claimants if a further review of the claim denial is desired. A claim shall be deemed denied if the Named Fiduciary and Plan Administrator fail to take any action within the aforesaid sixty-day period.

If claimants desire a second review they shall notify the Named Fiduciary and Plan Administrator in writing within sixty (60) days of the first claim denial. Claimants may review this Director Plan or any documents relating thereto and submit any written issues and comments it may feel appropriate. In their sole discretion, the Named Fiduciary and Plan Administrator shall then review the second claim and provide a written decision within sixty (60) days of receipt of such claim. This decision shall likewise state the specific reasons for the decision and shall include reference to specific provisions of the Plan Agreement upon which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Director Plan or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to an Arbitrator for final arbitration. The Arbitrator shall be selected by mutual agreement of the Bank and the claimants. The Arbitrator shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Arbitrator with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Director for "cause", such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XV. TERMINATION OR MODIFICATION OF AGREEMENT BY REASON OF CHANGES IN THE LAW, RULES OR REGULATIONS

The Bank is entering into this Agreement upon the assumption that certain existing tax laws, rules and regulations will continue in effect in their current form. If any said assumptions should change and said change has a detrimental effect on this Director Plan, then the Bank reserves the right to terminate or modify this Agreement accordingly. Upon a Change of Control (Paragraph XI), this paragraph shall become null and void effective immediately upon said Change of Control.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Agreement and executed the original thereof on the first day set forth herein above and that, upon execution, each has received a conforming copy.

THE LYONS NATIONAL BANK
Lyons, New York

Witness

By: ____________________ President/CEO
Title

Witness

David J. Breen, Jr.

SCHEDULE TO EXHIBIT 6.10 - FORM OF SEPTEMBER 26, 2001 DIRECTOR FEE CONTINUATION AGREEMENTS BY AND AMONG THE LYONS NATIONAL BANK AND THE NON-EMPLOYEE DIRECTORS

The Director Fee Continuation Agreement filed as Exhibit 6.10 is substantially identical in all material respects to the Director Fee Continuation Agreements which have been entered into by the Lyons National Bank and the following additional non-employee directors effective as of September 26, 2001:

James A. Homburger
Theodore Marshall
Anthony Paliotti
James E. Santelli
John J. Werner, Jr.

EXHIBIT 10.1

INDEPENDENT AUDITORS' CONSENT

We hereby consent to the inclusion in the Form 1-A Regulation A Offering Statement of Lyons Bancorp, Inc., filed on or about February 23, 2004, of our report dated February 6, 2004 relating to the financial statements of Lyons Bancorp, Inc., and to the reference to our firm under the heading "Experts" in the Offering Circular.

Fagliarone Group CPAs, PC

Syracuse, New York
February 20, 2004

EXHIBIT 12.1

TOMBSTONE ADVERTISEMENT

This announcement is under no circumstances to be construed as an offer to sell or as a solicitation of an offer to buy any of these securities. The offering is made only by the Offering Circular.

80,000 Units

Lyons Bancorp, Inc.

(The Lyons National Bank is a wholly owned subsidiary of Lyons Bancorp, Inc.)

consisting of

One share of common stock and one detachable warrant that expires on June 30, 2006 to purchase one additional share of common stock.

Price $__ per unit (Minimum Purchase 100 Units)*

Copies of the Offering Circular may be obtained from Lyons Bancorp, Inc. at 35 William Street, Lyons, New York 14489, or by calling the administrative offices at **(315) 946-4871,** Monday through Friday 8:00 a.m. to 5:00 p.m., or by attending one of the series of Community Informational meetings scheduled as follows:

Tuesday, April 20	**Geneva,**	Belhurst Castle, Route 14 South	8:00a.m.
Wednesday, April 21	**Penn Yan,**	Sarrasin's Restaurant, 301 Lake Street	8:00a.m.
Thursday, April 22	**Lyons,**	Trombino's Restaurant, 12 Pearl Street	8:00a.m.
Thursday, April 22	**Newark,**	Quality Inn, 125 N. Main Street	5:00p.m.
Tuesday, April 27	**Ontario,**	Branding Iron Steakhouse, 6361 Knickerbocker Road	8:00a.m.
Wednesday, April 28	**Macedon,**	Crooked Pines Golf Club, 1148 Wayneport Road	8:00a.m.
Thursday, April 29	**Jordan,**	Smarts Wayside Restaurant, 101 W. Main St., Elbridge	8:00a.m.
Thursday, April 29	**Wolcott,**	Elks Lodge, West Port Bay Road	5:00a.m.

EXHIBIT 13.1

SOLICITATION OF INTEREST DOCUMENT

Lyons Bancorp, Inc.
35 William Street
Lyons, New York 14489
(315) 986-4871

January 22, 2004

Mr. Kenneth Burt
186 Caroline Street
Clyde, New York 14433

Dear Mr. Burt:

Lyons Bancorp, Inc., is a financial holding company with one subsidiary, the Lyons National Bank, a chartered national bank. The Lyons National Bank is an independent community bank founded in 1852 that currently operates 9 banking offices located in the New York counties of Wayne, Onondaga and Ontario. A subsidiary of the bank, LNB Life Agency, Inc., provides investment services.

We are proposing to raise new capital through an offering to our existing shareholders and then through a community offering to our depositors and others in New York and other selected states. We plan to raise this new capital from the sale of units comprised of one share of common stock and one detachable warrant to purchase one additional share of common stock.

As we prepare to conduct the offering, we are soliciting non-binding indications of interest from selected persons. If you would like to receive a formal Offering Circular when such document is available, please complete the information below, and return to the address above, attention: Robert A. Schick, President; in the enclosed postage prepaid envelope.

This solicitation of an indication of interest regarding the proposed offering in no way constitutes the solicitation of money or other consideration for the units proposed to be sold or any other securities of the Company. If money or other consideration is received in response to this solicitation of the non-binding indication of interest, it will not be accepted. No shares of the Company's units will be sold, and no commitment to purchase units of the Company will be accepted, until we deliver to you an Offering Circular that includes complete information about the Company and the proposed offering. If you make an indication of interest with respect to the purchase of shares of the Company's common stock, your indication of interest does not constitute an obligation or commitment of any kind on the part of you or the part of the Company.

This announcement is under no circumstances to be construed as an offer to sell or as a solicitation of an offer to buy any securities. Nor shall there be any sales of any securities in any state in which such offer, solicitation or sale would be unlawful prior to registration, or qualification for an exemption therefrom, under the laws of any such state. This non-binding solicitation of interest is intended only for the recipient named above. Responses will not be accepted from persons other than the recipient named above.

We thank you for your interest in Lyons Bancorp.

Very truly yours,

Robert A. Schick
President and CEO

****

LYONS BANCORP, INC.
Response to Non-Binding Solicitation of Interest Dated January 22, 2004

Name: ______________________________

☐ I would like a formal Offering Circular sent to me at the following address:

Address: ____

City: ____________________________ **State:** ______________ **Zip:** __________

Telephone #: (______) ______________

I would consider an investment of $______________ (indicate range if appropriate).

{457907:}

EXHIBIT 15.1

MANAGEMENT INTERVIEW

Q: Lyons Bancorp, Inc. has an important event coming up.

Schick: Yes. We are once again going to our local market to raise capital.

Q: Why?

Schick Since our last common stock offering in 2000, the Bank has had tremendous growth. In June 2000, our balance sheet totaled $110 million, but as of the end of 2003, we weighed in at a little over $212 million.

Q: Has this growth produced earnings or just size?

Schick: We have had a string of four record earnings years since the previous offering. In 2003, we earned over $1.6 million or $2.33 per share. And remember, we just split our stock two for one. On a share-adjusted basis, our earnings have roughly doubled since our last offering.

Q: Have shareholders shared the benefits?

Schick: Our performance led us to reward our loyal shareholders with an increased dividend on their shares. It was only right after we had asked them to forego dividend increases while we built growth momentum. Our dividend is over two and one-half times what it was when we last sold stock. With the Federal tax rate on those dividends down by as much as 65%, our current shareholders have reaped much from our growth strategy. Furthermore, our stock has appreciated nicely over the past few years, almost doubling since June 2000. That's pretty good considering that stock averages have fallen in price since then.

Q: This seems almost too good to be true. What else should we know?

Schick: Well, banks need to serve two masters — shareholders and regulators. As we have grown and paid more to our shareholders, we have fully employed the capital from the 2000 offering and the subsequent 2002 warrant conversion. But banking is a business of managing risk, and to support the risk we take to earn money and grow, we need a constantly growing capital account. In 2003, we privately raised $1 million of capital. These dollars didn't dilute our common shareholders, but they did provide us the cushion to choose the best time to come back to the stock market for additional funds.

Q: And now is the time?

Schick: We believe so. The key ingredients to a successful sale include positive past performance, tight risk control to be sure the performance is properly grounded, and an investment market that is once again willing to view stocks as a good long term investment. I shared some of the overall performance figures with you, but let me turn to C.J. Britt, our senior lender, to give you an idea of our loan performance.

Britt: In the three and one-half years since our last stock offering, we have almost doubled the loan portfolio to $127 million. We have continued to emphasize commercial and agricultural credits which offer the best returns for our asset dollar. They now represent over half of our portfolio. Residential mortgages and home equity loans account for almost one-third of our outstandings and the remaining portion is made up of consumer loans.

Q: Is there a risk of concentration in your commercial and agricultural portfolio?

Britt: Our commercial customers represent a wide variety of businesses, essentially a microcosm of the market we serve. A market that is large enough to offer diverse opportunities. If we draw a line around our branch network, basically Wayne County, Geneva, and Jordan, the area inside the box is around 700 square miles, has a population of over 100,000, and generates income in excess of $2 billion. And remember, we like to think and lend outside the box as well. Our expertise in agricultural lending helps us to serve customers of an even wider geographic area.

Another important aspect reducing potential concentration in our loan portfolio is the variety in loan structures we use. Many of our commercial and agricultural loans are secured by real estate, but we also look to equipment, inventory, and other valuable assets to diversify our reliance on any one type of collateral. Furthermore, we seek to add government guarantees to our loans whenever we have the opportunity. We believe that all of these measures help us manage risk and alleviate the concern of a large commercial and agricultural portfolio.

Q: Do the numbers prove your point?

Britt: Yes. Our levels of non-performing loans are better than industry averages. At the end of 2003, we showed .30% non-performing assets to total loans. This is well below our peer levels of .70% based on September 30, 2003 figures, the most current figures available. Our allowance for loan losses of $1,658,000 represented 1.30% of total loans and over four times non-performing loans.

There are two other important points to note about our credit administration. First, we have been very aggressive in identifying problem credits and working to resolve them. When we find that losses are likely, we write off the loans rather than carrying them along. Second, we have funded our loan loss reserve at an accelerated pace to be sure that we are keeping ahead of our loan growth. During 2003, we increased the total loan loss reserve by 35% even though our loan portfolio grew by a slightly less robust 30%.

Q: Has the rest of the balance sheet kept pace?

Schick: We think so. Our share of deposits in Wayne County has increased from a little over 9.5% in 1995 to 15.5% in 1999, and to 22.5% as of the most recent figures available. In 1995, I said we wanted to be number one in Wayne County market share, and we had some skeptics. Well, we were number six then and now we are second. In a few years more, the skeptics will be proven wrong.

Burt: Those percentages tell a good story, but I like to look at the dollars and cents. Since our last stock offering, our local deposits have increased from $96 million to $175

million. Of the total growth, over $50 million came from local individuals and businesses while the remaining portion was from local municipalities. This strong growth in local funding meant we didn't have to tap out-of-area borrowings in any sizeable amount. Our highest level of out-of-area funding was less than $15 million over this period.

Q: Does this mean you are comfortable in funding your loan growth?

Burt: I would say confident rather than comfortable. We have a very structured approach to managing our cash flows. We forecast our needs monthly and project the likely sources of funding. In addition, we have utilized the secondary market to sell mortgage loans, providing funding for $22 million of these credits while retaining the servicing connection with the customer.

Q: Let me ask you about expenses to support growth. How comfortable are you with these?

Burt: Look, I'm the CFO of the Bank. I'm not supposed to ever be comfortable, it's not my job. But that said, I think it is very important for us to make sure that our infrastructure is sound. The worst thing that can happen to us would be for our business to be so successful that we outrun our abilities to manage it. It is my job to budget the expenses we need to be sure that our foundation for growth can support our business expansion.

Q: Where do you feel these dollars will be spent?

Burt: There are three key areas. First, we need to have the right people in the right positions in the organization. We have run tight on staffing as we have doubled the Bank while increasing headcount by only 50% over the past three and one-half years. To fill out our management chart, we expect to add a dedicated sales and service manager and a corporate controller in the near future.

Second, we need data processing capabilities to deliver the products and services our customers need and the management information to make good decisions. This is a constant source of expense as we upgrade our systems.

Lastly, we need to stay on top of our needs for space. New branches are designed to be consistent in look and inviting for customers. That costs more than a more generic approach. More importantly, we are outgrowing our administrative and operations space. We expect to make a significant commitment in the next year to meeting the needs of our growing workforce.

Schick: Let me pick up on that point. Our people are critical to our success, and we have to be sure they have the kind of working environment that encourages them to do their best. We have dedicated and well-qualified employees throughout the bank and a highly motivated senior management team. In addition to C.J. Britt who heads our loan area and Kenneth Burt, our CFO, our team includes Anthony Cataldi in operations, Noelle Donselaar in MIS, Kimberly Kelly, our HR Director, Suzanne Phillips, our auditor, and Kathleen Schaub, our marketing specialist.

Q: It sounds like everything is in place to grow once you raise the capital in your offering.

Schick: I believe it is. But I want to caution everyone that growing prudently involves spending money first and getting the benefits later. Earnings growth has been great over the past few years, but as many remember, we took a pause for a year in earnings per share after our last offering as we digested our investment in growth. I expect this time will be no different.

Q: I see you included a warrant in the offering again. Why?

Schick: Three reasons. First, we wanted to reward the folks who buy the units we are offering with an additional opportunity for gain. If our stock goes up, buyers will profit on both the shares they buy and on the warrants. Second, it takes time and effort to sell stock. The warrant gives us the chance to bring in new capital in a few years without the expense of another full-scale offering. Third, it worked well last time, and it's hard to argue with success.

Q: Any closing thoughts?

Schick: As you can tell, we are excited about the Bank and really feel we have become **the** bank headquartered between Rochester and Syracuse. Although we shouldn't expect everyone in the area to want to invest in our success, we can hope for a growing number.

Some of the financial information provided in this document is derived from our audited financial statements, as of and for the periods ended December 31, 2003 and 2002. A copy of these financial statements are contained in the accompanying Offering Circular, and are also available from us upon request

This document contains various forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this document and the accompanying Offering Circular.

SIGNATURES

The issuer has caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York, on this 20th day of February, 2004.

LYONS BANCORP, INC.

By: 
Robert A. Schick
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: 
Robert A. Schick
President and
Chief Executive Officer
(Chief Executive Officer)
and Director

Date: February 20, 2004

By: 
Kenneth M. Burt
Treasurer
(Chief Financial Officer)

Date: February 20, 2004

By: 
David Breen, Jr.
Director

Date: February 20, 2004

By: ______________________
Clair J. Britt, Jr.
Director

Date: February 20, 2004

By: 
James Homburger
Director

Date: February 20, 2004

By: 
Theodore Marshall
Director

Date: February 20, 2004

By: 
Anthony Paliotti
Director

Date: February 20, 2004

By: 
Andrew Fredericksen
Director

Date: February 20, 2004



By: James Santelli
Director

Date: February 20, 2004

By:______________________
John Werner, Jr.
Director

Date: February 20, 2004